PENNS WOODS BANCORP, INC.

2011 Annual Report & Form 10-K

MISSION STATEMENT

Jersey Shore State Bank is a locally owned, independent, community bank with emphasis on servicing the needs of consumers and small to medium size businesses at a profit, thereby enhancing shareholder value through a professionally-trained and dedicated staff with sound financial resources. We are committed to community leadership and growth.

TABLE OF CONTENTS

Dear Shareholders,

2011 provided our bank opportunities to strengthen our organic growth strategies, expand our footprint, and grow core deposits and loans. We were pleased that new programs and promotions supported strong retail and commercial loan originations throughout the year. We began the expansion of our footprint by opening a branch in Danville, PA to serve the Montour, Columbia, and Union County markets. Although the credit cycle challenges and economy remain difficult, we remain focused on managing credit risk in all markets.

Financial Highlights

Penns Woods Bancorp, Inc. continued to return strong results in 2011. Highlights from the period ending December 31, 2011 include:

- Net income increased 13% to $12,362,000 from $10,929,000
- Earnings per share increased 13% to $3.22 from $2.85
- Operating earnings increased 11% to $11,952,000 from $10,815,000
- Net interest margin increased to 4.70% from 4.57%
- Total Deposits Increased 12% to $581,664,000 from $517,508,000
- Core Deposits increased 25% to $409,143,000 from $328,233,000
- Net Loans increased 5% to $428,805,000 from $409,522,000



Recognitions

During 2011 the company was recognized as a high performing company in several rankings:

- *Pennsylvania Housing Finance Agency Award of Excellence* as a Top Performing Lender in Pennsylvania, a Top Homestead lender, a Top New Construction Lender, as well as having the best quality post closing submissions in Pennsylvania.
- *Top 100 Performing Community Banks* by SNL Financial
- *Top 15th Percentile of Community Banks* by Seifried & Brew, LLC
- *KBW Bank Honor Roll* by KBW, Inc.
- *Top USDA Rural Housing Lender* in Pennsylvania
- *Centre County Outstanding Homebuyer Participation Award*

As we move forward we realize there continue to be challenges facing the entire financial services sector, however, we will continue to take the position that with these challenges come opportunities to do great things for our shareholders, customers, employees, and the communities where we do business.

Thank you for your decision to invest in Penns Woods Bancorp, Inc.

Sincerely,

Richard A. Grafmyre, CFP®
President & CEO

Three Year Financial Highlights

DILUTED EARNINGS PER SHARE


$4.00
3.50
3.00
2.50
2.00
1.50
1.00
1.59
2.85
3.22
'09
'10
'11

RETURN ON AVERAGE EQUITY
(Percent)


20.00
17.00
14.00
11.00
8.00
5.00
9.66
15.30
16.60
'09
'10
'11

DIVIDENDS PER SHARE


$2.00
1.75
1.50
1.25
1.00
1.84
1.84
1.84
'09
'10
'11

YEAR-END DEPOSITS
(In Millions)


$625
550
475
400
497
518
582
'09
'10
'11

RETURN ON AVERAGE ASSETS
(Percent)


2.00
1.70
1.40
1.10
0.80
0.50
0.92
1.56
1.69
'09
'10
'11

YEAR-END LOANS
(In Millions)


$450
425
400
375
350
406
416
436
'09
'10
'11

Penns Woods Bancorp, Inc.
Consolidated Balance Sheet

(In Thousands, Except Share Data)	December 31, 2011	December 31, 2010
ASSETS:		
Noninterest-bearing balances	$ 13,829	$ 9,467
Interest-bearing deposits in other financial institutions	56	26
Total cash and cash equivalents	13,885	9,493
Investment securities, available for sale, at fair value	270,097	215,565
Investment securities, held to maturity, (fair value of $55 and $83)	54	83
Loans held for sale	3,787	6,658
Loans	435,959	415,557
Less: Allowance for loan losses	7,154	6,035
Loans, net	428,805	409,522
Premises and equipment, net	7,707	7,658
Accrued interest receivable	3,905	3,765
Bank-owned life insurance	16,065	15,436
Investment in limited partnerships	3,544	4,205
Goodwill	3,032	3,032
Deferred tax asset	7,991	11,897
Other assets	5,081	4,374
TOTAL ASSETS	$ 763,953	$ 691,688
LIABILITIES:		
Interest-bearing deposits	$ 470,310	$ 428,161
Noninterest-bearing deposits	111,354	89,347
Total deposits	581,664	517,508
Short-term borrowings	29,598	27,299
Long-term borrowings, Federal Home Loan Bank (FHLB)	61,278	71,778
Accrued interest payable	536	750
Other liabilities	10,417	7,733
TOTAL LIABILITIES	683,493	625,068
SHAREHOLDERS' EQUITY:		
Common stock, par value $8.33, 10,000,000 shares authorized; 4,017,677 and 4,015,753 shares issued	33,480	33,464
Additional paid-in capital	18,115	18,064
Retained earnings	36,394	31,091
Accumulated other comprehensive loss:		
Net unrealized gain (loss) on available for sale securities	2,914	(7,276)
Defined benefit plan	(4,133)	(2,413)
Less: Treasury stock at cost, 180,596 shares	(6,310)	(6,310)
TOTAL SHAREHOLDERS' EQUITY	80,460	66,620
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 763,953	$ 691,688

See Accompanying Notes to the Consolidated Financial Statements.

Penns Woods Bancorp, Inc.
Consolidated Statement of Income

(In Thousands, Except Per Share Data)	Year Ended December 31, 2011	2010	2009
INTEREST AND DIVIDEND INCOME:			
Loans, including fees	$ 25,187	$ 25,513	$ 25,568
Investment securities:			
Taxable	5,677	5,584	5,424
Tax-exempt	5,260	5,059	5,005
Dividend and other interest income	252	206	194
TOTAL INTEREST AND DIVIDEND INCOME	36,376	36,362	36,191
INTEREST EXPENSE:			
Deposits	4,566	6,055	8,284
Short-term borrowings	202	265	396
Long-term borrowings, FHLB	2,888	3,548	3,718
TOTAL INTEREST EXPENSE	7,656	9,868	12,398
NET INTEREST INCOME	28,720	26,494	23,793
PROVISION FOR LOAN LOSSES	2,700	2,150	917
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	26,020	24,344	22,876
NON-INTEREST INCOME:			
Service charges	2,021	2,177	2,200
Securities gains (losses), net	621	173	(4,846)
Earnings on bank-owned life insurance	599	636	713
Gain on sale of loans	1,130	949	826
Insurance commissions	933	970	1,189
Brokerage commissions	997	965	768
Other	1,918	1,589	1,437
TOTAL NON-INTEREST INCOME	8,219	7,459	2,287
NON-INTEREST EXPENSE:			
Salaries and employee benefits	10,479	10,214	10,189
Occupancy, net	1,262	1,240	1,266
Furniture and equipment	1,379	1,264	1,212
Pennsylvania shares tax	689	677	685
Amortization of investment in limited partnerships	661	693	567
FDIC deposit insurance	525	737	1,067
Other	4,969	4,667	4,826
TOTAL NON-INTEREST EXPENSE	19,964	19,492	19,812
INCOME BEFORE INCOME TAX PROVISION (BENEFIT)	14,275	12,311	5,351
INCOME TAX PROVISION (BENEFIT)	1,913	1,382	(742)
NET INCOME	$ 12,362	$ 10,929	$ 6,093
NET INCOME PER SHARE – BASIC	$ 3.22	$ 2.85	$ 1.59
NET INCOME PER SHARE – DILUTED	$ 3.22	$ 2.85	$ 1.59
WEIGHTED AVERAGE SHARES OUTSTANDING – BASIC	3,836,036	3,834,255	3,832,789
WEIGHTED AVERAGE SHARES OUTSTANDING – DILUTED	3,836,036	3,834,394	3,832,886
DIVIDENDS PER SHARE	$ 1.84	$ 1.84	$ 1.84

See Accompanying Notes to the Consolidated Financial Statements.

Penns Woods Bancorp, Inc.
Consolidated Statement of Changes In Shareholders' Equity

(In Thousands, Except Per Share Data)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders' Equity
	Shares	Amount					
Balance, December 31, 2008	4,010,528	$ 33,421	$ 17,959	$ 28,177	$ (12,266)	$ (6,264)	$ 61,027
Comprehensive income:							
Net income				6,093			6,093
Other comprehensive income					6,777		6,777
Dividends declared, ($1.84 per share)				(7,052)			(7,052)
Common shares issued for employee stock purchase plan	2,614	22	49				71
Balance, December 31, 2009	4,013,142	33,443	18,008	27,218	(5,489)	(6,264)	66,916
Comprehensive income:							
Net income				10,929			10,929
Other comprehensive loss					(4,200)		(4,200)
Dividends declared, ($1.84 per share)				(7,056)			(7,056)
Stock options exercised	441	3	7				10
Common shares issued for employee stock purchase plan	2,170	18	49				67
Purchase of treasury stock (1,568 shares)						(46)	(46)
Balance, December 31, 2010	4,015,753	33,464	18,064	31,091	(9,689)	(6,310)	66,620
Comprehensive income:							
Net income				12,362			12,362
Other comprehensive income					8,470		8,470
Dividends declared, ($1.84 per share)				(7,059)			(7,059)
Common shares issued for employee stock purchase plan	1,924	16	51				67
Balance, December 31, 2011	4,017,677	$ 33,480	$ 18,115	$ 36,394	$ (1,219)	$ (6,310)	$ 80,460

Penns Woods Bancorp, Inc.
Consolidated Statement of Comprehensive Income

(In Thousands)

	Year Ended December 31,					
	2011		2010		2009	
Net Income		$ 12,362		$ 10,929		$ 6,093
Other comprehensive income (loss):						
Change in unrealized gain (loss) on available for sale securities	10,600		(3,593)		1,719	
Net realized (gain) loss included in net income, net of tax provision (benefit) of $211, $59, and ($1,648)	(410)		(114)		3,198	
	10,190		(3,707)		4,917	
Defined benefit pension plan, net of tax:						
Net transition asset	(2)		(2)		(1)	
Prior service cost	17		17		16	
Net (loss) gain	(1,735)		(508)		1,845	
Other comprehensive income (loss), net of tax		8,470		(4,200)		6,777
Comprehensive income		$ 20,832		$ 6,729		$ 12,870

See Accompanying Notes to the Consolidated Financial Statements.

Penns Woods Bancorp, Inc.
Consolidated Statement of Cash Flows

(In Thousands)	Year Ended December 31, 2011	2010	2009
OPERATING ACTIVITIES:			
Net income	$ 12,362	$ 10,929	$ 6,093
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	701	731	724
Provision for loan losses	2,700	2,150	917
Accretion and amortization of investment security discounts and premiums	(1,702)	(2,017)	(1,590)
Securities (gains) losses, net	(621)	(173)	4,846
Originations of loans held for sale	(36,702)	(43,659)	(34,723)
Proceeds of loans held for sale	40,703	42,013	35,108
Gain on sale of loans	(1,130)	(949)	(826)
Earnings on bank-owned life insurance	(599)	(636)	(713)
Decrease (increase) in prepaid federal deposit insurance	467	666	(2,315)
Other, net	314	806	(1,202)
Net cash provided by operating activities	16,493	9,861	6,319
INVESTING ACTIVITIES:			
Investment securities available for sale:			
Proceeds from sales	13,454	3,700	14,757
Proceeds from calls and maturities	12,226	15,628	9,084
Purchases	(63,733)	(29,918)	(20,006)
Investment securities held to maturity:			
Proceeds from sales	5	–	–
Proceeds from calls and maturities	25	26	29
Net increase in loans	(24,049)	(11,026)	(25,375)
Acquisition of bank premises and equipment	(743)	(401)	(847)
Proceeds from the sale of foreclosed assets	508	194	491
Purchase of bank-owned life insurance	(39)	(80)	(59)
Proceeds from bank-owned life insurance death benefit	–	82	376
Sale of bank-owned life insurance policy to insured	–	134	–
Investment in limited partnership	–	–	(738)
Proceeds from redemption of regulatory stock	1,282	364	–
Purchases of regulatory stock	–	–	(170)
Net cash used for investing activities	(61,064)	(21,297)	(22,458)
FINANCING ACTIVITIES:			
Net increase in interest-bearing deposits	42,149	10,773	72,055
Net increase in noninterest-bearing deposits	22,007	9,448	3,864
Repayment of long-term borrowings, FHLB	(10,500)	(15,000)	–
Net increase (decrease) in short-term borrowings	2,299	8,945	(55,592)
Dividends paid	(7,059)	(7,056)	(7,052)
Issuance of common stock	67	67	71
Stock options exercised	–	10	–
Purchase of treasury stock	–	(46)	–
Net cash provided by financing activities	48,963	7,141	13,346
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,392	(4,295)	(2,793)
CASH AND CASH EQUIVALENTS, BEGINNING	9,493	13,788	16,581
CASH AND CASH EQUIVALENTS, ENDING	$ 13,885	$ 9,493	$ 13,788
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Interest paid	$ 7,870	$ 10,191	$ 12,642
Income taxes paid	2,290	2,550	1,325
Transfer of loans to foreclosed real estate	2,066	226	708

See Accompanying Notes to the Consolidated Financial Statements.

PENNS WOODS BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Penns Woods Bancorp, Inc. and its wholly owned subsidiaries, Jersey Shore State Bank (the "Bank"), Woods Real Estate Development Co., Inc., Woods Investment Company, Inc., and The M Group Inc. D/B/A The Comprehensive Financial Group ("The M Group"), a wholly owned subsidiary of the Bank (collectively, the "Company"). All significant intercompany balances and transactions have been eliminated.

Nature of Business

The Bank engages in a full-service commercial banking business, making available to the community a wide range of financial services including, but not limited to, installment loans, credit cards, mortgage and home equity loans, lines of credit, construction financing, farm loans, community development loans, loans to non-profit entities and local government, and various types of time and demand deposits including, but not limited to, checking accounts, savings accounts, clubs, money market deposit accounts, certificates of deposit, and IRAs. Deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") to the extent provided by law.

The financial services are provided by the Bank to individuals, partnerships, non-profit organizations, and corporations through its thirteen offices located in Clinton, Lycoming, Centre, and Montour Counties, Pennsylvania.

Woods Real Estate Development Co., Inc. engages in real estate transactions on behalf of Penns Woods Bancorp, Inc. and the Bank.

Woods Investment Company, Inc., a Delaware holding company, is engaged in investing activities.

The M Group engages in securities brokerage and financial planning services, which include the sale of life insurance products, annuities, and estate planning services.

Operations are managed and financial performance is evaluated on a corporate-wide basis. Accordingly, all financial service operations are considered by management to be aggregated in one reportable operating segment.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, deferred tax assets and liabilities, goodwill, other than temporary impairment of debt and equity securities, fair value of financial instruments, and the valuation of real estate acquired through, or in lieu of, foreclosure on settlement of debt.

Cash and Cash Equivalents

Cash equivalents include cash on hand and in banks. Interest-earning deposits mature within 90 days and are carried at cost. Net cash flows are reported for loan, deposit, and short-term borrowing transactions.

Restrictions on Cash and Cash Equivalents

Based on deposit levels, the Company must maintain cash and other reserves with the Federal Reserve Bank of Philadelphia (FRB).

Investment Securities

Investment securities are classified at the time of purchase, based on management's intention and ability, as securities held to maturity or securities available for sale. Debt securities acquired with the intent and ability to hold to maturity are stated at cost, adjusted for amortization of premium and accretion of discount, which are computed using the interest method and recognized as adjustments of interest income. Certain other debt securities have been classified as available for sale to serve principally as a source of liquidity. Unrealized holding gains and losses for available for sale securities are reported as a separate component of shareholders' equity, net of tax, until realized. Realized security gains and losses are computed using the specific identification method for debt securities and the average cost method for marketable equity securities. Interest and dividends on investment securities are recognized as income when earned.

Securities are periodically reviewed for other-than-temporary impairment based upon a number of factors, including, but not limited to, the length of time and extent to which the fair value has been less than cost, the financial condition of the underlying issuer, the ability of the issuer to meet contractual obligations, the likelihood of the security's ability to recover any decline in its fair value, whether it is more likely than not that the Company would be required to sell the security before its anticipated recovery in fair value, and a review of the Company's capital adequacy, interest rate risk position, and liquidity. The assessment of a security's ability to recover any decline in fair value, the ability of the issuer to meet contractual obligations, and management's intent and ability requires considerable judgment. A decline in value that is considered to be other-than-temporary is recorded as a loss within non-interest income in the Consolidated Statement of Income.

Investment securities fair values are based on observed market prices. Certain investment securities do not have observed bid prices and their fair value is based on instruments with similar risk elements. Since regulatory stock is redeemable at par, the Company carries it at cost.

Loans

Loans are stated at the principal amount outstanding, net of deferred fees and discounts, unamortized loan fees and costs, and the allowance for loan losses. Interest on loans is recognized as income when earned on the accrual method. The Company's general policy has been to stop accruing interest on loans when it is determined a reasonable doubt exists as to the collectability of additional interest. Income is subsequently recognized only to the extent that cash payments are received provided the loan is not delinquent in payment and, in management's judgment, the borrower has the ability and intent to make future principal payments. Otherwise, payments are applied to the unpaid principal balance of the loan. Loans are restored to accrual status if certain conditions are met, including but not limited to, the repayment of all unpaid interest and scheduled principal due, ongoing performance consistent with the contractual agreement, and the future expectation of continued, timely payments.

Loan origination and commitment fees as well as certain direct loan origination costs are being deferred and amortized as an adjustment to the related loan's yield over the contractual lives of the related loans.

Allowance for Loan Losses

The allowance for loan losses represents the amount which management estimates is adequate to provide for probable losses inherent in its loan portfolio, as of the Consolidated Balance Sheet date. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance and all recoveries are credited to it. The allowance for loan losses is established through a provision for loan losses charged to operations. The provision for loan losses is based upon management's quarterly review of the loan portfolio. The purpose of the review is to assess loan quality, identify impaired loans, analyze delinquencies, ascertain loan growth, evaluate potential charge-offs and recoveries, and assess general economic conditions in the markets served. An external independent loan review is also performed annually for the Bank. Management remains committed to an aggressive program of problem loan identification and resolution.

The allowance is calculated by applying loss factors to outstanding loans by type, excluding loans for which a specific allowance has been determined. Loss factors are based on management's consideration of the nature of the portfolio segments, changes in mix and volume of the loan portfolio, historical loan loss experience, and general economic conditions. In addition, management considers industry standards and trends with respect to nonperforming loans and its knowledge and experience with specific lending segments.

Although management believes that it uses the best information available to make such determinations and that the allowance for loan losses is adequate at December 31, 2011, future adjustments could be necessary if circumstances or economic conditions differ substantially from the assumptions used in making the initial determinations. A downturn in the local economy, rising unemployment, or negative performance trends in financial information from borrowers could be indicators of subsequent increased levels of nonperforming assets and possible charge-offs, which would normally require increased loan loss provisions. An integral part of the periodic regulatory examination process is the review of the adequacy of the Bank's loan loss allowance. The regulatory agencies could require the Bank, based on their evaluation of information available at the time of their examination, to provide additional loan loss provisions to further supplement the allowance.

Impaired loans are commercial and commercial real estate loans for which it is probable the Bank will not be able to collect all amounts due according to the contractual terms of the loan agreement. The Bank individually evaluates such loans for impairment and does not aggregate loans by major risk classifications. The definition of "impaired loans" is not the same as the definition of "nonaccrual loans," although the two categories overlap. The Bank may choose to place a loan on nonaccrual status due to payment delinquency or uncertain collectability, while not classifying the loan as impaired if the loan is not a commercial or commercial real estate loan. Factors considered by management in determining impairment include payment status and collateral value. The amount of impairment for these types of loans is determined by the difference between the present value of the expected cash flows related to the loan, using the original interest rate, and its recorded value, or as a practical expedient in the case of collateralized loans, the difference between the fair value of the collateral and the recorded amount of the loans. When foreclosure is probable, impairment is measured based on the fair value of the collateral.

Mortgage loans on one-to-four family properties and all consumer loans are large groups of smaller-balance homogeneous loans and are measured for impairment collectively. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis taking into consideration all circumstances surrounding the loan and the borrower including the length of the delay, the borrower's prior payment record, and the amount of shortfall in relation to the principal and interest owed.

Loan Charge-off Policies
Loans are generally fully or partially charged down to the fair value of collateral securing the asset when:

- management judges the asset to be uncollectible;
- repayment is deemed to be protracted beyond reasonable time frames;
- the asset has been classified as a loss by either the internal loan review process or external examiners;
- the borrower has filed bankruptcy and the loss becomes evident due to a lack of assets; or
- the loan is 180 days past due unless both well secured and in the process of collection.

Troubled Debt Restructurings
In situations where, for economic or legal reasons related to a borrower's financial difficulties, management may grant a concession for other than an insignificant period of time to the borrower that would not otherwise be considered, the related loan is classified as a troubled debt restructuring (TDR). Management strives to identify borrowers in financial difficulty early and work with them to modify to more affordable terms before their loan reaches nonaccrual status. These modified terms may include rate reductions, principal forgiveness, payment forbearance, and other actions intended to minimize the economic loss and to avoid foreclosure or repossession of the collateral. In cases where borrowers are granted new terms that provide for a reduction of either interest or principal, management measures any impairment on the restructuring as noted above for impaired loans.

In addition to the allowance for the pooled portfolios, management has developed a separate allowance for loans that are identified as impaired through a TDR. These loans are excluded from pooled loss forecasts and a separate reserve is provided under the accounting guidance for loan impairment. Consumer loans whose terms have been modified in a TDR are also individually analyzed for estimated impairment.

Loans Held for Sale
In general, fixed rate residential mortgage loans originated by the Bank are held for sale and are carried at cost due to their short holding period, which can range from less than two weeks to a maximum of thirty days. Sold loans are not serviced by the Bank. Proceeds from the sale of loans in excess of the carrying value are accounted for as a gain. Total gains on the sale of loans are shown as a component of non-interest income within the Consolidated Statement of Income.

Foreclosed Assets
Foreclosed assets are carried at the lower of cost or fair value less estimated selling costs. Prior to foreclosure, the value of the underlying loan is written down to the fair value of the real estate to be acquired by a charge to the allowance for loan losses, if necessary. Any subsequent write-downs are charged against operating expenses. Net operating expenses and gains and losses realized from disposition are included in non-interest expense and income, respectively.

Premises and Equipment
Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using straight-line and accelerated methods over the estimated useful lives of the related assets, which range from five to ten years for furniture, fixtures, and equipment and fifteen to forty years for buildings and improvements. Costs incurred for routine maintenance and repairs are charged to operations as incurred. Costs of major additions and improvements are capitalized.

Bank-Owned Life Insurance
The Company has purchased life insurance policies on certain officers and directors. Bank-owned life insurance is recorded at its cash surrender value, or the amount that can be realized. Increases in the cash surrender value are recognized as a component of non-interest income within the Consolidated Statement of Income.

Goodwill
The Company performs an annual impairment analysis of goodwill for its purchased subsidiary, The M Group. Based on the fair value of this reporting unit, estimated using the expected present value of future cash flows, no impairment of goodwill was recognized in 2011 and 2010.

Investments in Limited Partnerships
The Company is a limited partner in four partnerships at December 31, 2011 that provide low income elderly housing in the Company's geographic market area. The carrying value of the Company's investments in limited partnerships was $3,544,000 at December 31, 2011 and $4,205,000 at December 31, 2010. The Company is fully amortizing the investment in the partnership entered into prior to 2005 over the fifteen-year holding period. The partnerships entered into after 2004 are being fully amortized over the ten-year tax credit receipt period utilizing the straight-line method. The partnerships are amortized once the projects reach the level of occupancy needed to begin the ten year tax credit recognition period. Amortization of limited partnership investments amounted to $661,000 in 2011, $693,000 in 2010, and $567,000 in 2009.

Off-Balance Sheet Financial Instruments
In the ordinary course of business, the Company enters into off-balance sheet financial instruments. Those instruments consist of commitments to extend credit and standby letters of credit. When those instruments are funded or become payable, the Company reports the amounts in its financial statements.

Advertising Cost
Advertising costs are generally expensed as incurred.

Income Taxes
The Company prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met.

Deferred tax assets and liabilities result from temporary differences in financial and income tax methods of accounting, and are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The Company analyzed its deferred tax asset position and determined that there was not a need for a valuation allowance due to the Company's ability to generate future ordinary and capital taxable income.

The Company when applicable recognizes interest and penalties on income taxes as a component of income tax provision.

Earnings Per Share
The Company provides dual presentation of basic and diluted earnings per share. Basic earnings per share is calculated utilizing net income as reported in the numerator and weighted average shares outstanding in the denominator. The computation of diluted earnings per share differs in that the dilutive effects of any stock options are adjusted in the denominator.

Employee Benefits
Pension and employee benefits include contributions, determined actuarially, to a defined benefit retirement plan covering the eligible employees of the Bank. The plan is funded on a current basis to the extent that it is deductible under existing federal tax regulations. Pension and other employee benefits also include contributions to a defined contribution Section 401(k) plan covering eligible employees. Contributions matching those made by eligible employees are funded throughout the year. In addition, an elective contribution is made annually at the discretion of the Board of Directors.

The M Group Products and Income Recognition
The M Group product line is comprised primarily of annuities, life insurance, and mutual funds. The revenues generated from life insurance sales are commission only, as The M Group does not underwrite the policies. Life insurance sales include permanent and term policies with the majority of the policies written being permanent. Term life insurance policies are written for 10, 15, 20, and 30 year terms with the majority of the policies being written for 20 years. None of these products are offered as an integral part of lending activities.

Commissions from the sale of annuities are recognized at the time notice is received from the third party broker/dealer or an insurance company that the transaction has been accepted and approved, which is also the time when commission income is received.

Life insurance commissions are recognized at varying points based on the payment option chosen by the customer. Commissions from monthly and annual payment plans are recognized at the start of each annual period for the life insurance, while quarterly and semi-annual premium payments are recognized quarterly and semi-annually when the earnings process is complete. For example, semi-annual payments on the first of January and July would result in commission income recognition on the first of January and July, while payments on the first of January, April, July, and October would result in commission income recognition on those dates. The potential for chargebacks only exists for those policies on a monthly payment plan since income is recognized at the beginning of the annual coverage period versus at the time of each monthly payment. No liability is maintained for chargebacks as these are removed from income at the time of the occurrence.

Stock Options
The Company maintained a stock option plan for directors and certain officers and employees with the last option grant being in 2000. All options granted under the stock option plan were either exercised or forfeited as of December 31, 2010. All options were granted when the exercise price of the Company's stock options was greater than or equal to the market price of the underlying stock on the date of the grant, therefore, no compensation expense was recognized in the Company's financial statements.

Accumulated Other Comprehensive Income
The Company is required to present accumulated other comprehensive income in a full set of general-purpose financial statements for all periods presented. Accumulated other comprehensive income is comprised of unrealized holding gains (losses) on the available for sale securities portfolio and the unrecognized components of net periodic benefit costs of the defined benefit pension plan.

Segment Reporting
The Company has determined that its only reportable segment is Community Banking.

Reclassification of Comparative Amounts
Certain items previously reported have been reclassified to conform to the current year's reporting format. Such reclassifications did not affect net income or shareholders' equity.

Recent Accounting Pronouncements

In April 2011, the FASB issued ASU 2011-02, *Receivables (Topic 310): A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring*. The amendments in this update provide additional guidance or clarification to help creditors in determining whether a creditor has granted a concession and whether a debtor is experiencing financial difficulties for purposes of determining whether a restructuring constitutes a troubled debt restructuring. The amendments in this update are effective for the first interim or annual reporting period beginning on or after June 15, 2011, and should be applied retrospectively to the beginning annual period of adoption. As a result of applying these amendments, an entity may identify receivables that are newly considered impaired. For purposes of measuring impairment of those receivables, an entity should apply the amendments prospectively for the first interim or annual period beginning on or after June 15, 2011. The Company has provided the necessary disclosures in Note 5. Credit Quality and Related Allowance for Loan Losses.

In April 2011, the FASB issued ASU 2011-03, *Reconsideration of Effective Control for Repurchase Agreements*. The main objective in developing this update is to improve the accounting for repurchase agreements (repos) and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity. The amendments in this update remove from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion. The amendments in this update apply to all entities, both public and nonpublic. The amendments affect all entities that enter into agreements to transfer financial assets that both entitle and obligate the transferor to repurchase or redeem the financial assets before their maturity. The guidance in this update is effective for the first interim or annual period beginning on or after December 15, 2011 and should be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date. Early adoption is not permitted. This ASU is not expected to have a significant impact on the Company's financial statements.

In May 2011, the FASB issued ASU 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. The amendments in this update result in common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs. Consequently, the amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. The amendments in this update are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. For nonpublic entities, the amendments are effective for annual periods beginning after December 15, 2011. Early application by public entities is not permitted. The Company is currently evaluating the impact the adoption of the standard will have on the Company's financial statements.

In June 2011, the FASB issued ASU 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income*. The amendments in this update improve the comparability, clarity, consistency, and transparency of financial reporting and increase the prominence of items reported in other comprehensive income. To increase the prominence of items reported in other comprehensive income and to facilitate convergence of U.S. GAAP and IFRS, the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity was eliminated. The amendments require that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income. All entities that report items of comprehensive income, in any period presented, will be affected by the changes in this update. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. For nonpublic entities, the amendments are effective for fiscal years ending after December 15, 2012, and interim and annual periods thereafter. The amendments in this update should be applied retrospectively, and early adoption is permitted. This ASU does not have a significant impact on the Company's financial statements.

In September 2011, the FASB issued ASU 2011-08, *Intangibles – Goodwill and Other Topics (Topic 350), Testing Goodwill for Impairment*. The objective of this update is to simplify how entities, both public and nonpublic, test goodwill for impairment. The amendments in the update permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. Under the amendments in this update, an entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. The amendments in this update apply to all entities, both public and nonpublic, that have goodwill reported in their financial statements and is effective for interim and annual goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity's financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. This ASU is not expected to have a significant impact on the Company's financial statements.

In December 2011, the FASB issued ASU 2011-10, *Property, Plant, and Equipment (Topic 360): Derecognition of in Substance Real Estate - a Scope Clarification*. The amendments in this update affect entities that cease to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary's nonrecourse debt. Under the amendments in this update, when a parent (reporting entity) ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary's nonrecourse debt, the reporting entity should apply the guidance in Subtopic 360-20 to determine whether it should derecognize the in substance real estate. Generally, a reporting entity would not satisfy the requirements to derecognize the in substance real estate before the legal transfer of the real estate to the lender and the extinguishment of the related nonrecourse indebtedness. That is, even if the reporting entity ceases to have a controlling financial interest under Subtopic 810-10, the reporting entity would continue to include the real estate, debt, and the results of the subsidiary's operations in its consolidated financial statements until legal title to the real estate is transferred to legally satisfy the debt. The amendments in this update should be applied on a prospective basis to deconsolidation events occurring after the effective date. Prior periods should not be adjusted even if the reporting entity has continuing involvement with previously derecognized in substance real estate entities. For public entities, the amendments in this update are effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2012. For nonpublic entities, the amendments are effective for fiscal years ending after December 15, 2013, and interim and annual periods thereafter. Early adoption is permitted. This ASU is not expected to have a significant impact on the Company's financial statements.

In December 2011, the FASB issued ASU 2011-11, *Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities*. The amendments in this update affect all entities that have financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement. The requirements amend the disclosure requirements on offsetting in Section 210-20-50. This information will enable users of an entity's financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments in the scope of this update. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Company is currently evaluating the impact the adoption of the standard will have on the Company's financial statements.

In December 2011, the FASB issued ASU 2011-12, *Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05*. In order to defer only those changes in update 2011-05 that relate to the presentation of reclassification adjustments, the paragraphs in this update supersede certain pending paragraphs in update 2011-05. Entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before update 2011-05. All other requirements in update 2011-05 are not affected by this update, including the requirement to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. Public entities should apply these requirements for fiscal years, and interim periods within those years, beginning after December 15, 2011. Nonpublic entities should begin applying these requirements for fiscal years ending after December 15, 2012, and interim and annual periods thereafter. This ASU is not expected to have a significant impact on the Company's financial statements.

NOTE 2 - PER SHARE DATA

There are no convertible securities which would affect the denominator in calculating basic and dilutive earnings per share; therefore, net income as presented on the consolidated statement of income will be used as the numerator. The following table sets forth the composition of the weighted average common shares (denominator) used in the basic and dilutive per share computation.

	Year Ended December 31,		
	2011	**2010**	**2009**
Weighted average common shares issued	4,016,632	4,014,248	4,011,817
Average treasury stock shares	(180,596)	(179,993)	(179,028)
Weighted average common shares and common stock equivalents used to calculate basic earnings per share	3,836,036	3,834,255	3,832,789
Additional common stock equivalents (stock options) used to calculate diluted earnings per share	–	139	97
Weighted average common shares and common stock equivalents used to calculate diluted earnings per share	3,836,036	3,834,394	3,832,886

Options to purchase 990 shares of common stock at a range in price of $24.72 to $31.82 were outstanding at December 31, 2009. The options were included in the computation of diluted earnings per share on a weighted average basis determined by the length of time during each period that the market value exceeded the strike price. Options were outstanding during 2010; however, prior to December 31, 2010 all options were either exercised or forfeited. No options were outstanding during 2011.

NOTE 3 - INVESTMENT SECURITIES

The amortized cost and fair values of investment securities at December 31, 2011 and 2010 are as follows:

(In Thousands)	2011			
	Amortized Cost	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Fair Value**
Available for sale (AFS)				
U.S. Government and agency securities	$ 26,755	$ 1,916	$ –	$ 28,671
State and political securities	174,790	8,398	(4,887)	178,301
Other debt securities	51,447	133	(2,066)	49,514
Total debt securities	252,992	10,447	(6,953)	256,486
Financial institution securities	9,939	1,095	(232)	10,802
Other equity securities	2,751	133	(75)	2,809
Total equity securities	12,690	1,228	(307)	13,611
Total investment securities AFS	$ 265,682	$ 11,675	$ (7,260)	$ 270,097
Held to maturity (HTM)				
U.S. Government and agency securities	$ –	$ –	$ –	$ –
Other debt securities	54	1	–	55
Total investment securities HTM	$ 54	$ 1	$ –	$ 55

(In Thousands)

	2010			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale (AFS)				
U.S. Government and agency securities	$ 24,759	$ 1,854	$ –	$ 26,613
State and political securities	169,844	282	(15,339)	154,787
Other debt securities	20,141	503	(36)	20,608
Total debt securities	214,744	2,639	(15,375)	202,008
Financial institution securities	11,549	1,686	(44)	13,191
Other equity securities	296	70	–	366
Total equity securities	11,845	1,756	(44)	13,557
Total investment securities AFS	$ 226,589	$ 4,395	$ (15,419)	$ 215,565
Held to maturity (HTM)				
U.S. Government and agency securities	$ 5	$ –	$ –	$ 5
Other debt securities	78	–	–	78
Total investment securities HTM	$ 83	$ –	$ –	$ 83

The following tables show the Company's gross unrealized losses and fair value, aggregated by investment category and length of time, that the individual securities have been in a continuous unrealized loss position, at December 31, 2011 and 2010.

(In Thousands)

	2011					
	Less than Twelve Months		Twelve Months or Greater		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. Government and agency securities	$ –	$ –	$ –	$ –	$ –	$ –
State and political securities	1,142	(6)	28,260	(4,881)	29,402	(4,887)
Other debt securities	35,858	(2,048)	82	(18)	35,940	(2,066)
Total debt securities	37,000	(2,054)	28,342	(4,899)	65,342	(6,953)
Financial institution securities	1,140	(116)	273	(116)	1,413	(232)
Other equity securities	263	(65)	130	(10)	393	(75)
Total equity securities	1,403	(181)	403	(126)	1,806	(307)
Total	$ 38,403	$ (2,235)	$ 28,745	$ (5,025)	$ 67,148	$ (7,260)

(In Thousands)

	2010					
	Less than Twelve Months		Twelve Months or Greater		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. Government and agency securities	$ –	$ –	$ –	$ –	$ –	$ –
State and political securities	105,826	(5,883)	32,847	(9,456)	138,673	(15,339)
Other debt securities	2,501	(19)	282	(17)	2,783	(36)
Total debt securities	108,327	(5,902)	33,129	(9,473)	141,456	(15,375)
Financial institution securities	859	(41)	59	(3)	918	(44)
Other equity securities	–	–	–	–	–	–
Total equity securities	859	(41)	59	(3)	918	(44)
Total	$ 109,186	$ (5,943)	$ 33,188	$ (9,476)	$ 142,374	$ (15,419)

At December 31, 2011 and 2010 there were 50 and 160 individual securities in a continuous unrealized loss position for less than twelve months and 71 and 84 individual securities in a continuous unrealized loss position for greater than twelve months, respectively.

There are 121 and 244 positions that are considered temporarily impaired as of December 31, 2011 and 2010, respectively. The Company reviews its position quarterly and has asserted that at December 31, 2011 and 2010, the declines outlined in the above table represent temporary declines and the Company does not intend to sell and does not believe they will be required to sell these securities before recovery of their cost basis, which may be at maturity. The Company has concluded that any impairment of its investment securities portfolio is not other than temporary but is the result of interest rate changes that are not expected to result in the noncollection of principal and interest during the period.

The amortized cost and fair value of debt securities at December 31, 2011, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities since borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(In Thousands)

	Available for Sale		Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 10,239	$ 10,276	$ 54	$ 55
Due after one year to five years	29,105	28,017	–	–
Due after five years to ten years	22,175	21,563	–	–
Due after ten years	191,473	196,630	–	–
Total	$ 252,992	$ 256,486	$ 54	$ 55

Total gross proceeds from sales of securities available for sale were $13,454,000, $3,700,000, and $14,757,000 for 2011, 2010, and 2009, respectively. The following table represents gross realized gains and losses on those transactions in addition to impairment charges in 2009 related to the equity and other debt security portfolios:

(In Thousands)	2011	2010	2009
Gross realized gains:			
U.S. Government and agency securities	$ 4	$ –	$ –
State and political securities	114	–	–
Other debt securities	8	117	575
Financial institutions securities	316	102	22
Other equity securities	294	–	–
Total gross realized gains	$ 736	$ 219	$ 597
Gross realized losses:			
U.S. Government and agency securities	$ –	$ –	$ –
State and political securities	100	3	–
Other debt securities	15	15	1,062
Financial institutions securities	–	28	4,381
Other equity securities	–	–	–
Total gross realized losses	$ 115	$ 46	$ 5,443

Gross realized losses for the equity and other debt security portfolios include impairment charges of $4,614,000 for the year ended December 31, 2009. There were no impairment charges for the years ended December 31, 2010 and 2011.

Investment securities with a carrying value of approximately $113,611,000 and $88,468,000 at December 31, 2011 and 2010, respectively, were pledged to secure certain deposits, repurchase agreements, and for other purposes as required by law.

There is no concentration of investments that exceed ten percent of shareholders' equity for any individual issuer, excluding those guaranteed by the U.S. Government.

NOTE 4 - FEDERAL HOME LOAN BANK STOCK

The Bank is a member of the Federal Home Loan Bank ("FHLB") of Pittsburgh and as such, is required to maintain a minimum investment in stock of the FHLB that varies with the level of advances outstanding with the FHLB. The stock is bought from and sold to the FHLB based upon its $100 par value. The stock does not have a readily determinable fair value and as such is classified as restricted stock, carried at cost and evaluated for impairment as necessary. The stock's value is determined by the ultimate recoverability of the par value rather than by recognizing temporary declines. The determination of whether the par value will ultimately be recovered is influenced by criteria such as the following: (a) the significance of the decline in net assets of the FHLB as compared to the capital stock amount and the length of time this situation has persisted (b) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance (c) the impact of legislative and regulatory changes on the customer base of the FHLB and (d) the liquidity position of the FHLB.

The FHLB had incurred losses in 2009 and for parts of 2010 due primarily to other-than-temporary impairment credit losses on its private-label mortgage-backed securities portfolio. These securities were the most effected by the extreme economic conditions in place during the previous several years. As a result, the FHLB had suspended the payment of dividends and limited the amount of excess capital stock repurchases. The FHLB has reported net income for both the fourth quarter and the year ended December 31, 2011 and has declared a 0.10 percent annualized dividend to its shareholders effective February 23, 2012. While the FHLB has not committed to regular dividend payments or future limited repurchases of excess capital stock, it will continue to monitor the overall financial performance of the FHLB in order to determine the status of limited repurchases of excess capital stock or dividends in the future. Management evaluated the stock and concluded that the stock was not impaired for the periods presented herein. More consideration was given to the long-term prospects for the FHLB as opposed to the recent stress caused by the extreme economic conditions the world is facing. Management also considered that the FHLB maintains regulatory capital ratios in excess of all regulatory capital requirements, liquidity appears adequate, new shares of FHLB stock continue to change hands at the $100 par value, and the resumption of dividends.

NOTE 5 - CREDIT QUALITY AND RELATED ALLOWANCE FOR LOAN LOSSES

Management segments the Bank's loan portfolio to a level that enables risk and performance monitoring according to similar risk characteristics. Loans are segmented based on the underlying collateral characteristics. Categories include commercial and agricultural, real estate, and installment loans to individuals. Real estate loans are further segmented into three categories: residential, commercial, and construction.

The following table presents the related aging categories of loans, by segment, as of December 31, 2011 and 2010:

(In Thousands)	2011				
	Current	Past Due 30 to 89 Days	Past Due 90 Days or More & Still Accruing	Non-Accrual	Total
Commercial and agricultural	$ 53,124	$ 5	$ –	$ –	$ 53,129
Real estate mortgage:					
Residential	176,875	1,438	378	692	179,383
Commercial	162,977	135	–	1,176	164,288
Construction	19,605	95	–	9,757	29,457
Installment loans to individuals	11,180	111	6	–	11,297
	423,761	$ 1,784	$ 384	$ 11,625	437,554
Less: Net deferred loan fees and discounts	1,595				1,595
Allowance for loan losses	7,154				7,154
Loans, net	$ 415,012				$ 428,805

(In Thousands)	2010				
	Current	Past Due 30 to 89 Days	Past Due 90 Days or More & Still Accruing	Non-Accrual	Total
Commercial and agricultural	$ 50,208	$ 426	$ 215	$ 4	$ 50,853
Real estate mortgage:					
Residential	166,354	6,356	259	609	173,578
Commercial	157,764	438	60	1,927	160,189
Construction	13,836	5,592	–	3,117	22,545
Installment loans to individuals	9,199	209	23	1	9,432
	397,361	$ 13,021	$ 557	$ 5,658	416,597
Less: Net deferred loan fees	1,040				1,040
Allowance for loan losses	6,035				6,035
Loans, net	$ 390,286				$ 409,522

If interest had been recorded based on the original loan agreement terms and rate of interest for non-accrual loans, income would have approximated $568,000, $368,000, and $134,000 for the years ended December 31, 2011, 2010, and 2009, respectively. Interest income on such loans amounted to approximately $71,000, $56,000, and $48,000, for the years ended December 31, 2011, 2010, and 2009, respectively.

Impaired Loans

Impaired loans are loans for which it is probable the Bank will not be able to collect all amounts due according to the contractual terms of the loan agreement. The Bank individually evaluates such loans for impairment and does not aggregate loans by major risk classifications. The definition of "impaired loans" is not the same as the definition of "non-accrual loans," although the two categories overlap. The Bank may choose to place a loan on non-accrual status due to payment delinquency or uncertain collectability, while not classifying the loan as impaired. Factors considered by management in determining impairment include payment status and collateral value. The amount of impairment for these types of loans is determined by the difference between the present value of the expected cash flows related to the loan, using the original interest rate, and its recorded value, or as a practical expedient in the case of collateralized loans, the difference between the fair value of the collateral and the recorded amount of the loan. When foreclosure is probable, impairment is measured based on the fair value of the collateral.

Management evaluates individual loans in all of the commercial segments for possible impairment if the loan is greater than $100,000 and if the loan is either on non-accrual status or has a risk rating of substandard. Management may also elect to measure an individual loan for impairment if less than $100,000 on a case by case basis.

Mortgage loans on one-to-four family properties and all consumer loans are large groups of smaller-balance homogeneous loans and are measured for impairment collectively. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis taking into consideration all circumstances surrounding the loan and the borrower including the length of the delay, the borrower's prior payment record, and the amount of shortfall in relation to the principal and interest owed. Interest income for impaired loans is recorded consistent to the Bank's policy on nonaccrual loans.

The following table presents the recorded investment, unpaid principal balance, and related allowance of impaired loans by segment as of December 31, 2011 and 2010:

(In Thousands)	2011		
	Recorded Investment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded:			
Commercial and agricultural	$ –	$ –	$ –
Real estate mortgages - residential	742	751	–
Real estate mortgages - commercial	382	382	–
Real estate mortgages - construction	815	1,113	–
Installment loans to individuals	–	–	–
	1,939	2,246	–
With an allowance recorded:			
Commercial and agricultural	–	–	–
Real estate mortgages - residential	861	888	101
Real estate mortgages - commercial	6,150	6,150	1,481
Real estate mortgages - construction	8,929	10,429	2,155
Installment loans to individuals	–	–	–
	15,940	17,467	3,737
Total:			
Commercial and agricultural	–	–	–
Real estate mortgages - residential	1,603	1,639	101
Real estate mortgages - commercial	6,532	6,532	1,481
Real estate mortgages - construction	9,744	11,542	2,155
Installment loans to individuals	–	–	–
	$ 17,879	$ 19,713	$ 3,737

(In Thousands)

	2010		
	Recorded Investment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded:			
Commercial and agricultural	$ 90	$ 90	$ –
Real estate mortgages - residential	888	888	–
Real estate mortgages - commercial	2,498	2,498	–
Real estate mortgages - construction	260	260	–
Installment loans to individuals	–	–	–
	3,736	3,736	–
With an allowance recorded:			
Commercial and agricultural	–	–	–
Real estate mortgages - residential	572	572	80
Real estate mortgages - commercial	1,889	1,889	158
Real estate mortgages - construction	9,860	10,128	2,518
Installment loans to individuals	–	–	–
	12,321	12,589	2,756
Total:			
Commercial and agricultural	90	90	–
Real estate mortgages - residential	1,460	1,460	80
Real estate mortgages - commercial	4,387	4,387	158
Real estate mortgages - construction	10,120	10,388	2,518
Installment loans to individuals	–	–	–
	$ 16,057	$ 16,325	$ 2,756

The following table presents the average recorded investment in impaired loans and related interest income recognized for December 31, 2011, 2010, and 2009:

(In Thousands)	Year Ended December 31,		
	2011	**2010**	**2009**
Average investment in impaired loans	$ 16,224	$ 8,424	$ 6,699
Interest income recognized on an accrual basis on impaired loans	316	233	242
Interest income recognized on a cash basis on impaired loans	74	57	36

Additional funds totaling $200,000 are committed to be advanced in connection with impaired loans.

Modifications

The loan portfolio also includes certain loans that have been modified in a Troubled Debt Restructuring (TDR), where economic concessions have been granted to borrowers who have experienced or are expected to experience financial difficulties. These concessions typically result from loss mitigation activities and could include reductions in the interest rate, payment extensions, forgiveness of principal, forbearance, or other actions. Certain TDRs are classified as nonperforming at the time of restructure and may only be returned to performing status after considering the borrower's sustained repayment performance for a reasonable period, generally six months.

Loan modifications that are considered TDRs completed during the twelve months ended December 31, 2011 and 2010 were as follows:

(In Thousands, Except Number of Contracts)	Year Ended December 31,					
	2011			2010		
	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled debt restructurings:						
Commercial and agricultural	–	$ –	$ –	1	$ 5	$ 5
Real estate mortgages - residential	6	609	609	11	1,215	1,215
Real estate mortgages - commercial	10	4,779	4,779	12	7,352	7,352
Real estate mortgages - construction	9	11,372	11,372	4	10,353	10,353
Installment loans to individuals	3	20	20	3	23	23
Total	28	$ 16,780	$ 16,780	31	$ 18,948	$ 18,948

Loan modifications considered troubled debt restructurings made during the twelve months previous to December 31, 2011, that have defaulted during the twelve month period ending December 31, 2011 were as follows:

(In Thousands, Except Number of Contracts)	Year Ended December 31, 2011	
	Number of Contracts	Record Investment
Commercial and agricultural	–	$ –
Real estate mortgages - residential	2	127
Real estate mortgages - commercial	1	154
Real estate mortgages - construction	2	251
Installment loans to individuals	1	7
Total	6	539

Troubled debt restructurings amounted to approximately $17,478,000 and $19,037,000 as of December 31, 2011 and 2010.

Internal Risk Ratings

Management uses a ten point internal risk rating system to monitor the credit quality of the overall loan portfolio. The first six categories are considered not criticized, and are aggregated as "Pass" rated. The criticized rating categories utilized by management generally follow bank regulatory definitions. The Special Mention category includes assets that are currently protected but are potentially weak, resulting in an undue and unwarranted credit risk, but not to the point of justifying a Substandard classification. Loans in the Substandard category have well-defined weaknesses that jeopardize the liquidation of the debt, and have a distinct possibility that some loss will be sustained if the weaknesses are not corrected. All loans greater than 90 days past due are considered Substandard. Loans in the Doubtful category exhibit the same weaknesses found in the Substandard loans, however, the weaknesses are more pronounced. Such loans are static and collection in full is improbable. However, these loans are not yet rated as loss because certain events may occur which would salvage the debt. Loans classified Loss are considered uncollectible and charge-off is imminent.

To help ensure that risk ratings are accurate and reflect the present and future capacity of borrowers to repay a loan as agreed, the Bank has a structured loan rating process with several layers of internal and external oversight. Generally, consumer and residential mortgage loans are included in the pass category unless a specific action, such as bankruptcy, repossession, or death occurs to raise awareness of a possible credit event. An external annual loan review of all commercial relationships $800,000 or greater is performed, as well as a sample of smaller transactions. Confirmation of the appropriate risk category is included in the review. Detailed reviews, including plans for resolution, are performed on loans classified as Substandard, Doubtful, or Loss on a quarterly basis.

The following table presents the credit quality categories identified above as of December 31, 2011 and 2010:

(In Thousands)	2011					
	Commercial and Agricultural	Real Estate Mortgages			Installment Loans to Individuals	Totals
		Residential	Commercial	Construction		
Pass	$ 51,663	$ 177,916	$ 152,994	$ 19,652	$ 11,291	$ 413,516
Special Mention	1,198	89	5,804	–	–	7,091
Substandard	268	1,378	5,490	9,805	6	16,947
Doubtful	–	–	–	–	–	–
Total	$ 53,129	$ 179,383	$ 164,288	$ 29,457	$ 11,297	$ 437,554

(In Thousands)	2010					
	Commercial and Agricultural	Real Estate Mortgages			Installment Loans to Individuals	Totals
		Residential	Commercial	Construction		
Pass	$ 49,702	$ 171,588	$ 145,887	$ 11,840	$ 9,408	$ 388,425
Special Mention	565	526	9,195	–	–	10,286
Substandard	586	1,464	5,107	10,705	24	17,886
Doubtful	–	–	–	–	–	–
Total	$ 50,853	$ 173,578	$ 160,189	$ 22,545	$ 9,432	$ 416,597

Allowance for Loan Losses
An allowance for loan losses ("ALL") is maintained to absorb losses from the loan portfolio. The ALL is based on management's continuing evaluation of the risk characteristics and credit quality of the loan portfolio, assessment of current economic conditions, diversification and size of the portfolio, adequacy of collateral, past and anticipated future loss experience, and the amount of non-performing loans.

The Bank's methodology for determining the ALL is based on the requirements of ASC Section 310-10-35 for loans individually evaluated for impairment (previously discussed) and ASC Subtopic 450-20 for loans collectively evaluated for impairment, as well as the Interagency Policy Statements on the Allowance for Loan and Lease Losses and other bank regulatory guidance. The total of the two components represents the Bank's ALL.

Loans that are collectively evaluated for impairment are analyzed with general allowances being made as appropriate. Allowances are segmented based on collateral characteristics previously disclosed, and consistent with credit quality monitoring. Loans that are collectively evaluated for impairment are grouped into two classes for evaluation. A general allowance is determined for "Pass" rated credits, while a separate pool allowance is provided for "Criticized" rated credits that are not individually evaluated for impairment.

For the general allowances, historical loss trends are used in the estimation of losses in the current portfolio. These historical loss amounts are modified by other qualitative factors. A historical charge-off factor is calculated utilizing a twelve quarter moving average. Management has identified a number of additional qualitative factors which it uses to supplement the historical charge-off factor because these factors are likely to cause estimated credit losses associated with the existing loan pools to differ from historical loss experience. The additional factors that are evaluated quarterly and updated using information obtained from internal, regulatory, and governmental sources are: national and local economic trends and conditions; levels of and trends in delinquency rates and non-accrual loans; trends in volumes and terms of loans; effects of changes in lending policies; experience, ability, and depth of lending staff; value of underlying collateral; and concentrations of credit from a loan type, industry, and/or geographic standpoint.

Loans in the criticized pools, which possess certain qualities or characteristics that may lead to collection and loss issues, are closely monitored by management and subject to additional qualitative factors. Management also monitors industry loss factors by loan segment for applicable adjustments to actual loss experience.

Management reviews the loan portfolio on a quarterly basis in order to make appropriate and timely adjustments to the ALL. When information confirms all or part of specific loans to be uncollectible, these amounts are promptly charged off against the ALL.

Activity in the allowance is presented for the twelve months ended December 31, 2011 and 2010:

(In Thousands)	2011					
	Commercial and Agricultural	Real Estate Mortgages			Installment Loans to Individuals	Totals
		Residential	Commercial	Construction		
Beginning Balance	$ 466	$ 980	$ 1,508	$ 2,893	$ 188	$ 6,035
Charge-offs	(35)	(46)	–	(1,543)	(87)	(1,711)
Recoveries	10	39	24	8	49	130
Provision	(11)	(9)	1,187	1,488	45	2,700
Ending Balance	$ 430	$ 964	$ 2,719	$ 2,846	$ 195	$ 7,154

(In Thousands)	2010					
	Commercial and Agricultural	Real Estate Mortgages			Installment Loans to Individuals	Totals
		Residential	Commercial	Construction		
Beginning Balance	$ 569	$ 972	$ 1,491	$ 1,403	$ 222	$ 4,657
Charge-offs	(266)	(149)	(82)	(268)	(137)	(902)
Recoveries	18	15	–	9	88	130
Provision	145	142	99	1,749	15	2,150
Ending Balance	$ 466	$ 980	$ 1,508	$ 2,893	$ 188	$ 6,035

The Company grants commercial, industrial, residential, and installment loans to customers throughout north-central Pennsylvania. Although the Company has a diversified loan portfolio at December 31, 2011 and 2010, a substantial portion of its debtors' ability to honor their contracts is dependent on the economic conditions within this region.

The Company has a concentration of loans at December 31, 2011 and 2010 as follows:

	December 31, 2011	December 31, 2010
Owners of residential rental properties	13.86%	14.21%
Owners of commercial rental properties	16.83%	16.66%

The following table presents the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method as of December 31, 2011 and 2010:

(In Thousands)	2011					
	Commercial and Agricultural	Real Estate Mortgages			Installment Loans to Individuals	Totals
		Residential	Commercial	Construction		
Allowance for Loan Losses:						
Ending allowance balance attributable to loans:						
Individually evaluated for impairment	$ –	$ 101	$ 1,481	$ 2,155	$ –	$ 3,737
Collectively evaluated for impairment	430	863	1,238	691	195	3,417
Total ending allowance balance	$ 430	$ 964	$ 2,719	$ 2,846	$ 195	$ 7,154
Loans:						
Individually evaluated for impairment	$ –	$ 1,603	$ 6,532	$ 9,744	$ –	$ 17,879
Collectively evaluated for impairment	53,129	177,780	157,756	19,713	11,297	419,675
Total ending loans balance	$ 53,129	$ 179,383	$ 164,288	$ 29,457	$ 11,297	$ 437,554

(In Thousands)	2010					
	Commercial and Agricultural	Real Estate Mortgages			Installment Loans to Individuals	Totals
		Residential	Commercial	Construction		
Allowance for Loan Losses:						
Ending allowance balance attributable to loans:						
Individually evaluated for impairment	$ –	$ 80	$ 158	$ 2,518	$ –	$ 2,756
Collectively evaluated for impairment	466	900	1,350	375	188	3,279
Total ending allowance balance	$ 466	$ 980	$ 1,508	$ 2,893	$ 188	$ 6,035
Loans:						
Individually evaluated for impairment	$ 90	$ 1,460	$ 4,387	$ 10,120	$ –	$ 16,057
Collectively evaluated for impairment	50,763	172,118	155,802	12,425	9,432	400,540
Total ending loans balance	$ 50,853	$ 173,578	$ 160,189	$ 22,545	$ 9,432	$ 416,597

NOTE 6 - PREMISES AND EQUIPMENT

Major classifications of premises and equipment are summarized as follows at December 31, 2011 and 2010:

(In Thousands)	2011	2010
Land	$ 1,480	$ 1,480
Premises	7,440	7,350
Furniture and equipment	7,325	6,809
Leasehold improvements	967	885
Total	17,212	16,524
Less accumulated depreciation and amortization	9,505	8,866
Net premises and equipment	$ 7,707	$ 7,658

Depreciation and amortization charged to operations for the years ended 2011, 2010, and 2009 was $701,000, $731,000, and $724,000, respectively.

NOTE 7 - GOODWILL

As of December 31, 2011 and 2010, goodwill had a gross carrying value of $3,308,000 and accumulated amortization of $276,000 resulting in a net carrying amount of $3,032,000.

The gross carrying amount of goodwill is tested for impairment in the third quarter of each fiscal year. Based on the fair value of the reporting unit, estimated using the expected present value of future cash flows, there was no evidence of impairment of the carrying amount at December 31, 2011 and 2010, respectively.

NOTE 8 - TIME DEPOSITS

Time deposits of $100,000 or more totaled approximately $62,130,000 on December 31, 2011 and $63,610,000 on December 31, 2010. Interest expense related to such deposits was approximately $965,000, $1,461,000, and $2,336,000, for the years ended December 31, 2011, 2010, and 2009, respectively.

At December 31, 2011, the scheduled maturities on time deposits of $100,000 or more are as follows:

(In Thousands)		2011
Three months or less	$	13,189
Three months to six months		7,916
Six months to twelve months		15,234
Over twelve months		25,791
Total	$	62,130

Total time deposit maturities are as follows at December 31, 2011:

(In Thousands)		2011
2012	$	99,913
2013		34,999
2014		27,889
2015		6,429
2016		1,710
Thereafter		1,581
Total	$	172,521

NOTE 9 - SHORT-TERM BORROWINGS

Short-term borrowings consist of securities sold under agreements to repurchase and primarily FHLB advances, which generally represent overnight or less than six month borrowings. In addition to the outstanding balances noted below, the Bank also had additional lines of credit totaling $27,554,000 available from correspondent banks other than the FHLB. The outstanding balances and related information for short-term borrowings are summarized as follows at December 31, 2011, 2010, and 2009:

(In Thousands)		2011		2010		2009
Repurchase Agreements:						
Balance at year end	$	13,153	$	13,289	$	13,199
Maximum amount outstanding at any month end		17,920		20,815		16,008
Average balance outstanding during the year		15,555		14,305		13,664
Weighted-average interest rate:						
At year end		1.02%		1.58%		2.01%
Paid during the year		1.21%		1.80%		2.21%
Open Repo Plus:						
Balance at year end	$	16,445	$	14,010	$	5,155
Maximum amount outstanding at any month end		16,445		14,010		40,330
Average balance outstanding during the year		2,480		1,066		11,772
Weighted-average interest rate:						
At year end		0.34%		0.62%		0.62%
Paid during the year		0.57%		0.65%		0.71%
Short-Term FHLB:						
Balance at year end	$	–	$	–	$	–
Maximum amount outstanding at any month end		1,000		–		15,000
Average balance outstanding during the year		82		–		2,205
Weighted-average interest rate:						
At year end		–		–		–
Paid during the year		0.17%		–		0.42%

NOTE 10 - LONG-TERM BORROWINGS

The following represents outstanding long-term borrowings with the FHLB by contractual maturities at December 31, 2011 and 2010:

(In Thousands)

Description	Maturity	Weighted-Average Interest Rate 2011	Weighted-Average Interest Rate 2010	Stated Interest Rate Range From	Stated Interest Rate Range To	2011	2010
Variable	2011	–	4.49%	4.25%	4.72%	–	10,000
Variable	2012	4.18%	4.18%	3.68%	4.43%	15,000	15,000
Variable	2013	3.74%	3.74%	3.74%	3.74%	5,000	5,000
Variable	2015	3.97%	3.97%	3.97%	3.97%	10,000	10,000
Variable	2017	4.22%	4.22%	4.15%	4.28%	20,000	20,000
Variable	2018	3.18%	3.18%	3.18%	3.18%	10,000	10,000
Total Variable		**3.95%**	**4.03%**			**60,000**	**70,000**
Fixed	2011	–	6.92%	6.92%	6.92%	–	500
Fixed	2013	5.87%	5.87%	5.87%	5.87%	528	528
Fixed	2015	6.92%	6.92%	6.92%	6.92%	750	750
Total Fixed		**6.49%**	**6.61%**			**1,278**	**1,778**
Total		**4.01%**	**4.09%**			**$ 61,278**	**$ 71,778**

(In Thousands)

Year ending December 31,	Amount	Weighted-Average Rate
2012	$ 15,000	4.18%
2013	5,528	3.94%
2014	–	–
2015	10,750	4.18%
2016	–	–
Thererafter	30,000	3.87%
	$ 61,278	**4.01%**

The terms of the convertible borrowings allow the FHLB to convert the interest rate to an adjustable rate based on the three month London Interbank Offered Rate ("LIBOR") at a predetermined anniversary date of the borrowing's origination, ranging from three months to five years. If the FHLB converts the interest rate on one of the predetermined dates, the Bank has the ability to pay off the debt on the conversion date and quarterly thereafter without incurring the customary pre-payment penalty.

The Bank maintains a credit arrangement which includes a revolving line of credit with the FHLB. Under this credit arrangement, the Bank has a remaining borrowing capacity of $127,390,000 at December 31, 2011, which is subject to annual renewal, and typically incurs no service charges. Under terms of a blanket agreement, collateral for the FHLB borrowings must be secured by certain qualifying assets of the Bank which consist principally of first mortgage loans and mortgage-backed securities.

NOTE 11 - INCOME TAXES

The following temporary differences gave rise to the net deferred tax asset position at December 31, 2011 and 2010:

(In Thousands)	2011	2010
Deferred tax assets:		
Allowance for loan losses	$ 2,432	$ 2,001
Deferred compensation	477	462
Pension	2,258	1,501
Loan fees and costs	409	353
Investment securities allowance	1,292	1,495
Unrealized loss on available for sale securities	–	3,748
Low income housing credit carryforward	3,250	2,876
Other	963	803
Total	11,081	13,239
Deferred tax liabilities:		
Unrealized gain on available for sale securities	1,501	–
Bond accretion	483	334
Depreciation	355	332
Amortization	751	676
Total	3,090	1,342
Deferred tax asset, net	$ 7,991	$ 11,897

No valuation allowance was established at December 31, 2011 and 2010, because of the Company's ability to carry back capital losses to recover taxes paid in previous years and certain tax strategies, together with the anticipated future taxable income as evidenced by the Company's earning potential.

The provision or benefit for income taxes is comprised of the following for the year ended December 31, 2011, 2010, and 2009:

(In Thousands)	2011	2010	2009
Currently payable	$ 2,370	$ 1,625	$ 1,360
Deferred benefit	(457)	(243)	(2,102)
Total provision (benefit)	$ 1,913	$ 1,382	$ (742)

A reconciliation between the expected income tax or benefit and the effective income tax rate on income before income tax provision or benefit follows for the year ended December 31, 2011, 2010, and 2009:

(In Thousands)	2011		2010		2009	
	Amount	%	Amount	%	Amount	%
Provision at expected rate	$ 4,854	34.00%	$ 4,186	34.00%	$ 1,819	34.00%
Decrease in tax resulting from:						
Tax-exempt income	(2,141)	(15.00)	(2,061)	(16.74)	(2,005)	(37.47)
Tax credits	(737)	(5.16)	(705)	(5.73)	(560)	(10.47)
Other, net	(63)	(0.44)	(38)	(0.31)	4	0.07
Effective income tax provision (benefit) and rate	$ 1,913	13.40%	$ 1,382	11.22%	$ (742)	(13.87)%

NOTE 12 - EMPLOYEE BENEFIT PLANS

Defined Benefit Pension Plan

The Company has a noncontributory defined benefit pension plan (the "Plan") for all employees meeting certain age and length of service requirements that were hired prior to January 1, 2004, at which time entrance into the Plan was frozen. Benefits are based primarily on years of service and the average annual compensation during the highest five consecutive years within the final ten years of employment.

The following table sets forth the obligation and funded status as of December 31, 2011 and 2010:

(In Thousands)	2011	2010
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 13,448	$ 11,329
Service cost	396	498
Interest cost	712	682
Actuarial (gain) loss	(262)	238
Benefits paid	(370)	(249)
Other, change in actuarial assumptions	2,241	950
Benefit obligation at end of year	16,165	13,448
Change in plan assets:		
Fair value of plan assets at beginning of year	9,034	7,954
Actual return on plan assets	(109)	915
Employer contribution	960	443
Benefits paid	(398)	(278)
Adjustment to fair value of plan assets	38	–
Fair value of plan assets at end of year	9,525	9,034
Funded status	$ (6,640)	$ (4,414)
Accounts recognized on balance sheet as:		
Total liabilities	$ (6,640)	$ (4,414)
Amounts not yet recognized as a component of net periodic pension cost:		
Amounts recognized in accumulated other comprehensive income (loss) consist of:		
Net transition asset	$ (2)	$ (4)
Prior service cost	51	77
Net loss	6,213	3,583
Total	$ 6,262	$ 3,656

The accumulated benefit obligation for the Plan was $14,450,000 and $11,803,000 at December 31, 2011 and 2010, respectively.

Components of Net Periodic Cost and Other Amounts Recognized in other Comprehensive Income as of December 31, 2011, 2010, and 2009 are as follows:

(In Thousands)	2011	2010	2009
Net periodic pension cost:			
Service cost	$ 424	$ 527	$ 544
Interest cost	712	682	679
Expected return on plan assets	(742)	(642)	(508)
Amortization of transition asset	(3)	(3)	(3)
Amortization of prior service cost	26	25	25
Amortization of unrecognized net loss	164	146	339
Net periodic benefit cost	$ 581	$ 735	$ 1,076

The estimated net transition asset and prior service cost for the defined benefit pension plan that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next fiscal year are $3,000 and $25,000, respectively.

Assumptions

Weighted-average assumptions used to determine benefit obligations at December 31, 2011, 2010, and 2009:

	2011	2010	2009
Discount rate	4.50%	5.50%	6.00%
Rate of compensation increase	3.00%	3.00%	3.00%

Weighted-average assumptions used to determine net periodic cost for years ended December 31, 2011, 2010, and 2009:

	2011	2010	2009
Discount rate	5.50%	6.00%	5.75%
Expected long-term return on plan assets	8.00%	8.00%	8.00%
Rate of compensation increase	3.00%	3.00%	4.75%

The expected long-term rate of return was estimated using market benchmarks by which the plan assets would outperform the market value in the future, based on historical experience adjusted for changes in asset allocation and expectations for overall lower future returns on similar investments compared to past periods.

Plan Assets

The Plan's weighted-average asset allocations at December 31, 2011 and 2010 by asset category are as follows:

Asset Category	2011	2010
Cash	3.24%	2.59%
Fixed income securities	36.30	35.95
Equity	60.46	61.46
Total	100.00%	100.00%

The investment objective for the Plan is to maximize total return with tolerance for slightly above average risk, meaning the fund is able to tolerate short-term volatility to achieve above-average returns over the long term.

Asset allocation favors equities, with target allocation of approximately 60% equity securities, 37.5% fixed income securities and 2.5% cash. Due to volatility in the market, the target allocation is not always desirable and asset allocations will fluctuate between the acceptable ranges. The equity portfolio's exposure is primarily in mid and large capitalization domestic equities with limited exposure to small capitalization and international stocks.

It is management's intent to give the investment managers flexibility, within the overall guidelines, with respect to investment decisions and their timing. However, certain investments require specific review and approval by management. Management is also informed of anticipated, significant modifications of any previously approved investment, or anticipated use of derivatives to execute investment strategies.

The following table sets forth by level, within the fair value hierarchy detailed in Note 20 - Fair Value Measurements, the Plan's assets at fair value as of December 31, 2011 and 2010:

(In Thousands)	2011			
Assets:	Level I	Level II	Level III	Total
Cash and cash equivalents	$ 304	$ –	$ –	$ 304
Mutual funds - taxable fixed income	3,451	–	–	3,451
Mutual funds - domestic equity	4,432	–	–	4,432
Mutual funds - international equity	1,338	–	–	1,338
Total assets at fair value	$ 9,525	$ –	$ –	$ 9,525

(In Thousands)	2010			
Assets:	Level I	Level II	Level III	Total
Cash and cash equivalents	$ 202	$ –	$ –	$ 202
Mutual funds - taxable fixed income	3,257	–	–	3,257
Mutual funds - domestic equity	4,200	–	–	4,200
Mutual funds - international equity	1,375	–	–	1,375
Total assets at fair value	$ 9,034	$ –	$ –	$ 9,034

The following future benefit payments that reflect expected future service, as appropriate, are expected to be paid:

(In Thousands)	
2012	$ 563
2013	560
2014	607
2015	616
2016	644
2017-2021	4,055
	$ 7,045

The company expects to contribute a minimum of $750,000 to its Pension Plan in 2012.

401(k) Savings Plan

The Company also offers a 401(k) savings plan in which eligible participating employees may elect to contribute up to a maximum percentage allowable not to exceed the limits of Code Sections 401(k), 404, and 415. The Company may make matching contributions equal to a discretionary percentage that is determined by the Board of Directors. Participants are at all times fully vested in their contributions and vest over a period of five years regarding the employer contribution. Contribution expense was approximately $101,000, $117,000, and $112,000 for the years ended December 31, 2011, 2010, and 2009, respectively.

Deferred Compensation Plan

The Company has a deferred compensation plan whereby participating directors elect to forego directors' fees paid in cash. Under this plan, the Company will make payments for a ten-year period beginning at the later of age 65 or ceasing to be a director in most cases or at death, if earlier, at which time payments would be made to their designated beneficiaries.

To fund benefits under the deferred compensation plan, the Company has acquired bank-owned life insurance policies on the lives of the participating directors for which insurance benefits are payable to the Company. The Company incurred expenses related to the plan of $114,000, $254,000, and $96,000 for the years ended December 31, 2011, 2010, and 2009, respectively. Benefits paid under the plan were approximately $160,000, $160,000, and $161,000 in 2011, 2010, and 2009, respectively.

NOTE 13 - EMPLOYEE STOCK PURCHASE PLAN

The Company implemented the Penns Woods Bancorp, Inc. 2006 Employee Stock Purchase Plan ("Plan"). The Plan is intended to encourage employee participation in the ownership and economic progress of the Company. The Plan allows for up to 1,000,000 shares to be purchased by employees. The purchase price of the shares is 95% of market value with an employee eligible to purchase up to the lesser of 15% of base compensation or $12,000 in market value annually. There were 1,924 and 2,170 shares issued under the plan for the years ended December 31, 2011 and 2010, respectively.

NOTE 14 - STOCK OPTIONS

The Company maintained the 1998 Stock Option Plan ("1998 Plan") for key employees and directors. Incentive stock options and nonqualified stock options were granted to eligible employees of the Bank and nonqualified options were granted to directors of the Company. Incentive nonqualified stock options granted under the 1998 Plan were exercisable not later than ten years after the date of grant. Each option granted under the 1998 Plan was exercisable only after the expiration of six months following the date of grant of such options. All options issued under the 1998 Plan were either forfeited or exercised as of December 31, 2010.

A summary of the status of the Company's common stock option plans are presented below:

	2011		2010	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding, beginning of year	–	$ –	990	$ 24.72
Granted	–	–	–	–
Exercised	–	–	(441)	24.72
Forfeited	–	–	(549)	24.72
Outstanding, end of year	–	$ –	–	$ –
Options exercisable at year-end	–	$ –	–	$ –

NOTE 15 - RELATED PARTY TRANSACTIONS

Certain directors and executive officers of the Company and the Bank, including their immediate families and companies in which they are principal owners (more than ten percent), are indebted to the Company. Such indebtedness was incurred in the ordinary course of business on the same terms and at those rates prevailing at the time for comparable transactions with others.

A summary of loan activity with executive officers, directors, principal shareholders, and associates of such persons is listed below for the years ended December 31, 2011 and 2010:

(In Thousands)	Beginning Balance	Additions	Payments	Ending Balance
2011	$ 8,366	$ 3,877	$ (3,599)	$ 8,644
2010	8,744	816	(1,194)	8,366

Deposits from related parties held by the Bank amounted to $5,668,000 at December 31, 2011 and $7,281,000 at December 31, 2010.

NOTE 16 - COMMITMENTS AND CONTINGENT LIABILITIES

The following schedule shows future minimum rental payments under operating leases with noncancellable terms in excess of one year as of December 31, 2011:

(In Thousands)	
2012	$ 422
2013	352
2014	307
2015	274
2016	220
Thereafter	1,303
Total	$ 2,878

The Company's operating lease obligations represent short and long-term lease and rental payments for facilities. Total rental expense for all operating leases for the years ended December 31, 2011, 2010, and 2009 were $399,000, $387,000 and $392,000.

The Company is subject to lawsuits and claims arising out of its business. There are no such legal proceedings or claims currently pending or threatened other than those encountered during the normal course of business.

NOTE 17 - OFF-BALANCE SHEET RISK

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit, interest rate, or liquidity risk in excess of the amount recognized in the consolidated balance sheet. The contract amounts of these instruments express the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss from nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual amount of these instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The Company may require collateral or other security to support financial instruments with off-balance sheet credit risk.

Financial instruments whose contract amounts represent credit risk are as follows at December 31, 2011 and 2010:

(In Thousands)	2011	2010
Commitments to extend credit	$ 80,320	$ 82,124
Standby letters of credit	1,180	1,228

Commitments to extend credit are legally binding agreements to lend to customers. Commitments generally have fixed expiration dates or other termination clauses and may require payment of fees. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future liquidity requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company, on an extension of credit is based on management's credit assessment of the counterparty.

Standby letters of credit represent conditional commitments issued by the Company to guarantee the performance of a customer to a third party. These instruments are issued primarily to support bid or performance related contracts. The coverage period for these instruments is typically a one year period with an annual renewal option subject to prior approval by management. Fees earned from the issuance of these letters are recognized upon expiration of the coverage period. For secured letters of credit, the collateral is typically Bank deposit instruments or customer business assets.

NOTE 18 - CAPITAL REQUIREMENTS

Federal regulations require the Company and the Bank to maintain minimum amounts of capital. Specifically, each is required to maintain certain minimum dollar amounts and ratios of Total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average total assets.

In addition to the capital requirements, the Federal Deposit Insurance Corporation Improvement Act ("FDICIA") established five capital categories ranging from "well capitalized" to "critically undercapitalized." Should any institution fail to meet the requirements to be considered "adequately capitalized," it would become subject to a series of increasingly restrictive regulatory actions.

As of December 31, 2011 and 2010, the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well capitalized financial institution, Total risk-based, Tier 1 risk-based, and Tier 1 leverage capital ratios must be at least 10%, 6%, and 5%, respectively.

The Company's and the Bank's actual capital ratios are presented in the following tables, which shows that both met all regulatory capital requirements.

Consolidated Company

(In Thousands)	2011		2010	
	Amount	**Ratio**	**Amount**	**Ratio**
Total Capital (to Risk-weighted Assets)				
Actual	$ 77,863	15.27%	$ 72,855	15.95%
For Capital Adequacy Purposes	40,796	8.00	36,544	8.00
To Be Well Capitalized	50,995	10.00	45,680	10.00
Tier 1 Capital (to Risk-weighted Assets)				
Actual	$ 71,064	13.94%	$ 66,371	14.53%
For Capital Adequacy Purposes	20,398	4.00	18,272	4.00
To Be Well Capitalized	30,597	6.00	27,408	6.00
Tier 1 Capital (to Average Assets)				
Actual	$ 71,064	9.57%	$ 66,371	9.55%
For Capital Adequacy Purposes	29,688	4.00	27,790	4.00
To Be Well Capitalized	37,110	5.00	34,738	5.00

Bank

(In Thousands)	2011		2010	
	Amount	**Ratio**	**Amount**	**Ratio**
Total Capital (to Risk-weighted Assets)				
Actual	$ 66,734	13.32%	$ 61,860	13.78%
For Capital Adequacy Purposes	40,074	8.00	35,924	8.00
To Be Well Capitalized	50,093	10.00	44,906	10.00
Tier 1 Capital (to Risk-weighted Assets)				
Actual	$ 60,454	12.07%	$ 56,199	12.51%
For Capital Adequacy Purposes	20,037	4.00	17,962	4.00
To Be Well Capitalized	30,056	6.00	26,943	6.00
Tier 1 Capital (to Average Assets)				
Actual	$ 60,454	8.24%	$ 56,199	8.17%
For Capital Adequacy Purposes	29,342	4.00	27,515	4.00
To Be Well Capitalized	36,678	5.00	34,394	5.00

NOTE 19 - REGULATORY RESTRICTIONS

The Pennsylvania Banking Code restricts the availability of capital funds for payment of dividends by all state-chartered banks. Accordingly, at December 31, 2011, the balance in the additional paid in capital account totaling $11,657,000 is unavailable for dividends.

The Bank is subject to regulatory restrictions, which limit its ability to loan funds to Penns Woods Bancorp, Inc. At December 31, 2011, the regulatory lending limit amounted to approximately $10,142,000.

Cash and Due from Banks

Included in cash and due from banks are reserves required by the district Federal Reserve Bank of $1,131,000 and $1,129,000 at December 31, 2011 and 2010, respectively. The required reserves are computed by applying prescribed ratios to the classes of average deposit balances. These are held in the form of cash on hand and a balance maintained directly with the Federal Reserve Bank.

NOTE 20 - FAIR VALUE MEASUREMENTS

The following disclosures show the hierarchal disclosure framework associated with the level of pricing observations utilized in measuring assets and liabilities at fair value. The three broad levels of pricing observations are as follows:

Level I: Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level II: Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities includes items for which quoted prices are available but traded less frequently, and items that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level III: Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

This hierarchy requires the use of observable market data when available.

The following table presents the assets reported on the balance sheet at their fair value on a recurring basis as of December 31, 2011 and 2010, by level within the fair value hierarchy. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

(In Thousands)	2011			
	Level I	Level II	Level III	Total
Assets measured on a recurring basis:				
Investment securities, available for sale:				
U.S. Government and agency securities	$ –	$ 28,671	$ –	$ 28,671
State and political securities	–	178,301	–	178,301
Other debt securities	–	49,514	–	49,514
Financial institution securities	10,802	–	–	10,802
Other equity securities	2,809	–	–	2,809
Total assets measured on a recurring basis	$ 13,611	$ 256,486	$ –	$ 270,097

(In Thousands)	2010			
	Level I	Level II	Level III	Total
Assets measured on a recurring basis:				
Investment securities, available for sale:				
U.S. Government and agency securities	$ –	$ 26,613	$ –	$ 26,613
State and political securities	–	154,787	–	154,787
Other debt securities	–	20,608	–	20,608
Financial institution securities	13,191	–	–	13,191
Other equity securities	366	–	–	366
Total assets measured on a recurring basis	$ 13,557	$ 202,008	$ –	$ 215,565

The following table presents the assets reported on the balance sheet at their fair value on a non-recurring basis as of December 31, 2011 and 2010, by level within the fair value hierarchy. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

(In Thousands)	2011			
	Level I	Level II	Level III	Total
Assets measured on a non-recurring basis:				
Impaired loans	$ –	$ –	$ 14,142	$ 14,142
Other real estate owned	–	2,144	–	2,144
Total assets measured on a non-recurring basis	$ –	$ 2,144	$ 14,142	$ 16,286

(In Thousands)	2010			
	Level I	Level II	Level III	Total
Assets measured on a non-recurring basis:				
Impaired loans	$ –	$ –	$ 13,301	$ 13,301
Other real estate owned	–	609	–	609
Total assets measured on a non-recurring basis	$ –	$ 609	$ 13,301	$ 13,910

NOTE 21 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company is required to disclose fair values for its financial instruments. Fair values are made at a specific point in time, based on relevant market information and information about the financial instrument. These fair values do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Also, it is the Company's general practice and intention to hold most of its financial instruments to maturity and not to engage in trading or sales activities. Because no market exists for a significant portion of the Company's financial instruments, fair values are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These fair values are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions can significantly affect the fair values.

Fair values have been determined by the Company using historical data and an estimation methodology suitable for each category of financial instruments. The Company's fair values, methods, and assumptions are set forth below for the Company's other financial instruments.

As certain assets and liabilities, such as deferred tax assets, premises and equipment, and many other operational elements of the Company, are not considered financial instruments but have value, the fair value of financial instruments would not represent the full market value of the Company.

The fair values of the Company's financial instruments are as follows at December 31, 2011 and 2010:

(In Thousands)	2011		2010	
	Carrying Value	**Fair Value**	**Carrying Value**	**Fair Value**
Financial assets:				
Cash and cash equivalents	$ 13,885	$ 13,885	$ 9,493	$ 9,493
Investment securities:				
Available for sale	270,097	270,097	215,565	215,565
Held to maturity	54	55	83	83
Loans held for sale	3,787	3,787	6,658	6,658
Loans, net	428,805	432,300	409,522	402,250
Bank-owned life insurance	16,065	16,065	15,436	15,436
Accrued interest receivable	3,905	3,905	3,765	3,765
Financial liabilities:				
Interest-bearing deposits	$ 470,310	$ 471,212	$ 428,161	$ 419,058
Noninterest-bearing deposits	111,354	111,354	89,347	89,347
Short-term borrowings	29,598	29,598	27,299	27,299
Long-term borrowings, FHLB	61,278	65,848	71,778	75,790
Accrued interest payable	536	536	750	750

Cash and Cash Equivalents, Loans Held for Sale, Accrued Interest Receivable, Short-term Borrowings, and Accrued Interest Payable:
The fair value is equal to the carrying value.

Investment Securities:
The fair value of investment securities available for sale and held to maturity is equal to the available quoted market price. If no quoted market price is available, fair value is determined by using the quoted market price for similar securities. Regulatory stocks' fair value is equal to the carrying value.

Loans:
Fair values are determined for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, commercial real estate, residential real estate, construction real estate, and other consumer. Each loan category is further segmented into fixed and adjustable rate interest terms and by performing and nonperforming categories.

The fair value of performing loans is calculated by discounting scheduled cash flows through the estimated maturity using market discount rates that reflect the credit and interest rate risk inherent in the loan. The estimate of maturity is based on the Company's historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions.

Fair value for significant nonperforming loans is based on recent external appraisals. If appraisals are not available, estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows, and discounted rates are judgmentally determined using available market information and specific borrower information.

Bank-Owned Life Insurance:
The fair value is equal to the cash surrender value of the life insurance policies.

Deposits:
The fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, NOW, and money market accounts, is equal to the amount payable on demand as of December 31, 2011 and 2010. The fair value of certificates of deposit is based on the discounted value of contractual cash flows.

The fair values above do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market, commonly referred to as the core deposit intangible.

Long-Term Borrowings, FHLB:
The fair value of long-term borrowings is based on the discounted value of contractual cash flows.

Commitments to Extend Credit, Standby Letters of Credit, and Financial Guarantees Written:
There is no material difference between the notional amount and the fair value of off-balance sheet items at December 31, 2011 and 2010. The contractual amounts of unfunded commitments and letters of credit are presented in Note 17.

NOTE 22 - PARENT COMPANY ONLY FINANCIAL STATEMENTS

Condensed financial information for Penns Woods Bancorp, Inc. follows:

CONDENSED BALANCE SHEET, DECEMBER 31,

(In Thousands)	2011	2010
ASSETS:		
Cash	$ 69	$ 90
Investment in subsidiaries:		
Bank	67,770	53,969
Nonbank	12,475	12,392
Other assets	272	259
Total assets	$ 80,586	$ 66,710
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Other liabilities	$ 126	$ 90
Shareholders' equity	80,460	66,620
Total liabilities and shareholders' equity	$ 80,586	$ 66,710

CONDENSED STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31,

(In Thousands)	2011	2010	2009
Operating income:			
Dividends from subsidiaries	$ 7,266	$ 7,365	$ 7,283
Security gains	–	–	1
Equity in undistributed earnings of subsidiaries	5,414	3,892	(897)
Operating expenses	(318)	(328)	(294)
Net income	$ 12,362	$ 10,929	$ 6,093

CONDENSED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

(In Thousands)	2011	2010	2009
OPERATING ACTIVITIES:			
Net income	$ 12,362	$ 10,929	$ 6,093
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed earnings of subsidiaries	(5,414)	(3,892)	897
Other, net	23	(25)	–
Net cash provided by operating activities	6,971	7,012	6,990
INVESTING ACTIVITIES:			
Investment in subsidiaries	–	–	–
FINANCING ACTIVITIES:			
Dividends paid	(7,059)	(7,056)	(7,052)
Issuance of common stock	67	67	71
Stock options exercised	–	10	–
Purchase of treasury stock	–	(46)	–
Net cash used in financing activities	(6,992)	(7,025)	(6,981)
NET (DECREASE) INCREASE IN CASH	(21)	(13)	9
CASH, BEGINNING OF YEAR	90	103	94
CASH, END OF YEAR	$ 69	$ 90	$ 103

NOTE 23 - CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)

(In Thousands, Except Per Share Data)	For the Three Months Ended			
2011	**March 31,**	**June 30,**	**Sept. 30,**	**Dec. 31,**
Interest income	$ 8,982	$ 8,884	$ 9,173	$ 9,337
Interest expense	1,985	1,966	1,963	1,742
Net interest income	6,997	6,918	7,210	7,595
Provision for loan losses	600	600	600	900
Non-interest income	1,820	1,864	1,982	1,932
Securities gains, net	125	9	8	479
Non-interest expense	4,988	4,856	4,968	5,152
Income before income tax provision	3,354	3,335	3,632	3,954
Income tax provision	501	371	482	559
Net income	$ 2,853	$ 2,964	$ 3,150	$ 3,395
Earnings per share - basic	$ 0.74	$ 0.78	$ 0.82	$ 0.88
Earnings per share - diluted	$ 0.74	$ 0.78	$ 0.82	$ 0.88

(In Thousands, Except Per Share Data)	For the Three Months Ended			
2010	**March 31,**	**June 30,**	**Sept. 30,**	**Dec. 31,**
Interest income	$ 8,989	$ 9,124	$ 9,182	$ 9,067
Interest expense	2,691	2,534	2,424	2,219
Net interest income	6,298	6,590	6,758	6,848
Provision for loan losses	300	400	700	750
Non-interest income	1,699	1,952	1,761	1,874
Securities gains (losses), net	(3)	56	109	11
Non-interest expense	4,986	4,990	4,704	4,812
Income before income tax provision	2,708	3,208	3,224	3,171
Income tax provision	260	436	376	310
Net income	$ 2,448	$ 2,772	$ 2,848	$ 2,861
Earnings per share - basic	$ 0.64	$ 0.72	$ 0.74	$ 0.75
Earnings per share - diluted	$ 0.64	$ 0.72	$ 0.74	$ 0.75

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SNODGRASS

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

Board of Directors and Shareholders
Penns Woods Bancorp, Inc.

We have audited the accompanying consolidated balance sheet of Penns Woods Bancorp, Inc. (the "Company") and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, shareholders' equity, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's and subsidiaries' internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 13, 2012, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

S.R. Snodgrass, A.C.

Wexford, PA
March 13, 2012

Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations

RESULTS OF OPERATIONS

NET INTEREST INCOME

Net interest income is determined by calculating the difference between the yields earned on interest-earning assets and the rates paid on interest-bearing liabilities. To compare the tax-exempt asset yields to taxable yields, amounts are adjusted to taxable equivalents based on the marginal corporate federal tax rate of 34%. The tax equivalent adjustments to net interest income for 2011, 2010, and 2009 were $3,122,000, $3,018,000, and $2,952,000, respectively.

2011 vs 2010

Reported net interest income increased $2,226,000 or 8.40% to $28,720,000 for the year ended December 31, 2011 compared to the year ended December 31, 2010, although the yield on earning assets decreased to 5.82% from 6.08% respectively. On a tax equivalent basis, the change in net interest income was an increase of $2,330,000 or 7.90% to $31,842,000 for the year ended December 31, 2011 compared to the year ended December 31, 2010. Total interest income remained steady as the impact of growth in the average balance of the loan and investment portfolios was offset by a decline in the portfolio yields caused by the prolonged low interest rate cycle enacted by the Federal Open Markets Committee ("FOMC"). Interest income recognized on the loan portfolio decreased $326,000 as a portion of the portfolio repriced downward due to the FOMC actions that have maintained the prime rate at 3.25% dictating that new loan generation occurred at lower rates than the existing portfolio. Interest and dividend income generated from the investment portfolio and interest bearing cash deposits increased $340,000. The increase was driven by portfolio growth, which more than compensated for a decrease in yield of 35 basis points ("bp").

Interest expense decreased $2,212,000 to $7,656,000 for the year ended December 31, 2011 compared to 2010. Leading the decrease in interest expense was a decline of 24.59% or $1,489,000 related to deposits. The FOMC actions noted previously together with a strategic focus on core deposits led to a 39 bp decline in the rate paid on interest-bearing deposits from 1.38% for the year ended December 31, 2010 to 0.99% for the year ended December 31, 2011. Leading the significant decline in interest-bearing deposit expense was a decline in the cost of time deposits of 45 bp's. The overall growth in average deposit balances of $37,344,000 allowed for a reduction in average long-term borrowings of $14,022,000 leading to a reduction in borrowed funds interest expense of $723,000.

2010 vs 2009

Reported net interest income increased $2,701,000 or 11.35% to $26,494,000 for the year ended December 31, 2010 compared to the year ended December 31, 2009, although the yield on earning assets decreased to 6.08% from 6.43% respectively. On a tax equivalent basis, the change in net interest income was an increase of $2,767,000 or 10.35% to $29,512,000 for the year ended December 31, 2010 compared to the year ended December 31, 2009. Total interest income increased $171,000 due to growth in the average balance of the loan and investment portfolios. The increase in earning asset volume compensated for the negative impact on earning asset yields caused by the prolonged low interest rate cycle enacted by the FOMC. Interest income recognized on the loan portfolio decreased $55,000 as a portion of the portfolio repriced downward due to the FOMC actions that have maintained the prime rate at 3.25% for the past year coupled with the market dictating that new loan generation occurred at lower rates than during 2009. Interest and dividend income generated from the investment portfolio and interest bearing cash deposits increased $226,000. The increase was driven by portfolio growth, which more than compensated for a decrease in yield of 29 bp.

Interest expense decreased $2,530,000 to $9,868,000 for the year ended December 31, 2010 compared to 2009. Leading the decrease in interest expense was a decline of 26.91% or $2,229,000 related to deposits. The FOMC actions noted previously together with a strategic shortening of the duration of the portfolio led to a 77 bp decline in the rate paid on time deposits from 2.84% for the year ended December 31, 2009 to 2.07% for the year ended December 31, 2010 resulting in a $1,917,000 decline in expense, while the average balance of time deposits decreased $10,990,000. Growth in the average balance of money market deposits of $37,206,000 was offset by a decline of 78 bp in rate resulting in a decrease in interest expense of $60,000. The overall growth in average deposit balances of $36,367,000 allowed for a reduction in average short-term borrowings of $12,270,000 and a reduction in average long-term borrowings of $2,877,000 leading to a reduction in borrowed funds interest expense of $170,000.

AVERAGE BALANCES AND INTEREST RATES

The following tables set forth certain information relating to the Company's average balance sheet and reflect the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented.

(In Thousands)	2011		
	Average Balance	Interest	Average Rate
ASSETS:			
Tax-exempt loans	$ 20,267	$ 1,213	5.99%
All other loans	405,391	24,386	6.02
Total loans	425,658	25,599	6.01
Taxable securities	130,647	5,926	4.54
Tax-exempt securities	113,184	7,970	7.04
Total securities	243,831	13,896	5.70
Interest-bearing deposits	9,074	3	0.03
Total interest-earning assets	678,563	39,498	5.82
Other assets	53,207		
Total assets	$ 731,770		
LIABILITIES AND SHAREHOLDERS' EQUITY:			
Savings	$ 70,178	121	0.17
Super Now deposits	88,556	473	0.53
Money market deposits	121,458	1,063	0.88
Time deposits	179,336	2,909	1.62
Total interest-bearing deposits	459,528	4,566	0.99
Short-term borrowings	18,117	202	1.11
Long-term borrowings, FHLB	69,879	2,888	4.08
Total borrowings	87,996	3,090	3.47
Total interest-bearing liabilities	547,524	7,656	1.39
Demand deposits	99,917		
Other liabilities	9,852		
Shareholders' equity	74,477		
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 731,770		
Interest rate spread			4.43%
Net interest income/margin		$ 31,842	4.70%

- Fees on loans are included with interest on loans as follows: 2011 - $306,000, 2010 - $439,000, 2009 - $349,000.
- Information on this table has been calculated using average daily balance sheets to obtain average balances.
- Nonaccrual loans have been included with loans for the purpose of analyzing net interest earnings.
- Income and rates on a fully taxable equivalent basis include an adjustment for the difference between annual income from tax-exempt obligations and the taxable equivalent of such income at the standard 34% tax rate.

2010			2009		
Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
$ 18,287	$ 1,212	6.63%	$ 16,688	$ 1,100	6.59%
397,766	24,713	6.21	382,433	24,842	6.50
416,053	25,925	6.23	399,121	25,942	6.50
113,714	5,784	5.09	103,338	5,617	5.44
108,658	7,665	7.05	104,800	7,583	7.24
222,372	13,449	6.05	208,138	13,200	6.34
8,782	6	0.07	1,938	1	0.05
647,207	39,380	6.08	609,197	39,143	6.43
53,734			54,642		
$ 700,941			$ 663,839		
$ 64,477	183	0.28	$ 60,815	313	0.51
65,080	385	0.59	58,591	507	0.87
100,112	1,167	1.17	62,906	1,227	1.95
208,274	4,320	2.07	219,264	6,237	2.84
437,943	6,055	1.38	401,576	8,284	2.06
15,371	265	1.72	27,641	396	1.42
83,901	3,548	4.17	86,778	3,718	4.23
99,272	3,813	3.79	114,419	4,114	3.55
537,215	9,868	1.83	515,995	12,398	2.39
84,158			74,618		
8,118			10,169		
71,450			63,057		
$ 700,941			$ 663,839		
		4.25%			4.03%
	$ 29,512	4.57%		$ 26,745	4.40%

Reconcilement of Taxable Equivalent Net Interest Income

(In Thousands)	2011	2010	2009
Total interest income	$ 36,376	$ 36,362	$ 36,191
Total interest expense	7,656	9,868	12,398
Net interest income	28,720	26,494	23,793
Tax equivalent adjustment	3,122	3,018	2,952
Net interest income (fully taxable equivalent)	$ 31,842	$ 29,512	$ 26,745

Rate/Volume Analysis

The table below sets forth certain information regarding changes in our interest income and interest expense for the periods indicated. For interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in average volume multiplied by old rate) and (ii) changes in rates (changes in rate multiplied by old average volume). Increases and decreases due to both interest rate and volume, which cannot be separated, have been allocated proportionally to the change due to volume and the change due to interest rate. Income and interest rates are on a taxable equivalent basis.

(In Thousands)	Year Ended December 31,					
	2011 vs 2010 Increase (Decrease) Due to			2010 vs 2009 Increase (Decrease) Due to		
	Volume	Rate	Net	Volume	Rate	Net
Interest income:						
Loans, tax-exempt	$ 124	$ (123)	$ 1	$ 105	$ 7	$ 112
Loans	457	(784)	(327)	989	(1,118)	(129)
Taxable investment securities	807	(665)	142	469	(302)	167
Tax-exempt investment securities	318	(13)	305	219	(137)	82
Interest-bearing deposits	–	(3)	(3)	3	2	5
Total interest-earning assets	1,706	(1,588)	118	1,785	(1,548)	237
Interest expense:						
Savings deposits	15	(77)	(62)	18	(148)	(130)
Super Now deposits	127	(39)	88	51	(173)	(122)
Money market deposits	221	(325)	(104)	552	(612)	(60)
Time deposits	(369)	(1,042)	(1,411)	(294)	(1,623)	(1,917)
Short-term borrowings	39	(102)	(63)	(149)	18	(131)
Long-term borrowings, FHLB	(592)	(68)	(660)	(122)	(48)	(170)
Total interest-bearing liabilities	(559)	(1,653)	(2,212)	56	(2,586)	(2,530)
Change in net interest income	$ 2,265	$ 65	$ 2,330	$ 1,729	$ 1,038	$ 2,767

PROVISION FOR LOAN LOSSES

2011 vs 2010

The provision for loan losses is based upon management's quarterly review of the loan portfolio. The purpose of the review is to assess loan quality, identify impaired loans, analyze delinquencies, ascertain loan growth, evaluate potential charge-offs and recoveries, and assess general economic conditions in the markets served. An external independent loan review is also performed annually for the Bank. Management remains committed to an aggressive program of problem loan identification and resolution.

The allowance is calculated by applying loss factors to outstanding loans by type, excluding loans for which a specific allowance has been determined. Loss factors are based on management's consideration of the nature of the portfolio segments, changes in mix and volume of the loan portfolio, and historical loan loss experience. In addition, management considers industry standards and trends with respect to nonperforming loans and its knowledge and experience with specific lending segments.

Although management believes that it uses the best information available to make such determinations and that the allowance for loan losses is adequate at December 31, 2011, future adjustments could be necessary if circumstances or economic conditions differ substantially from the assumptions used in making the initial determinations. A downturn in the local economy or employment and delays in receiving financial information from borrowers could result in increased levels of nonperforming assets and charge-offs, increased loan loss provisions and reductions in interest income. Additionally, as an integral part of the examination process, bank regulatory agencies periodically review the Bank's loan loss allowance adequacy. The banking regulators could require the recognition of additions to the loan loss allowance based on their judgment of information available to them at the time of their examination.

While determining the appropriate allowance level, management has attributed the allowance for loan losses to various portfolio segments; however, the allowance is available for the entire portfolio as needed.

The allowance for loan losses increased from $6,035,000 at December 31, 2010 to $7,154,000 at December 31, 2011. At December 31, 2011, the allowance for loan losses was 1.64% of total loans compared to 1.45% of total loans at December 31, 2010.

The provision for loan losses totaled $2,700,000 for the year ended December 31, 2011 compared to $2,150,000 for the year ended December 31, 2010. The increase of the provision was appropriate when considering the gross loan growth experienced during 2011 of $20,402,000 coupled with net charge-offs of $1,581,000 to average loans for the year ended December 31, 2011 of 0.37% compared to $771,000 and 0.16% for the year ended December 31, 2010. In addition, nonperforming loans increased $5,794,000 to $12,009,000 at December 31, 2011 primarily due to several commercial real estate loans that continued to have or developed financial difficulties. The loans are in a secured position and have sureties with a strong underlying financial position. In addition, a specific allowance within the allowance for loan losses has been established for these loans. Continued uncertainty surrounding the economy, internal loan review and analysis, coupled with the ratios noted previously, dictated an increase in the provision for loan losses. The increase did not equate to the increase in charge-offs and nonperforming loans due to the collateral status of the nonperforming loans and overall loan portfolio in general, which limits the loan specific allocation of the allowance for loan losses. Utilizing both internal and external resources, as noted, senior management has concluded that the allowance for loan losses remains at a level adequate to provide for probable losses inherent in the loan portfolio.

2010 vs 2009
The allowance for loan losses increased from $4,657,000 at December 31, 2009 to $6,035,000 at December 31, 2010. At December 31, 2010, the allowance for loan losses was 1.45% of total loans compared to 1.15% of total loans at December 31, 2009.

The provision for loan losses totaled $2,150,000 for the year ended December 31, 2010 compared to $917,000 for the year ended December 31, 2009. The increase of the provision was appropriate when considering the gross loan growth experienced during 2010 of $10,028,000 coupled with net charge-offs of $771,000 to average loans for the year ended December 31, 2010 of 0.19% compared to $616,000 and 0.16% for the year ended December 31, 2009. In addition, nonperforming loans increased to $6,215,000 from $4,456,000 at December 31, 2009 primarily due to several commercial real estate loans. The loans are in a secured position and have sureties with a strong underlying financial position. Continued uncertainty surrounding the economy and internal loan review and analysis, coupled with the ratios noted previously, dictated an increase in the provision for loan losses. The increase did not equate to the increase in charge-offs and nonperforming loans due to the collateral status of the nonperforming loans and overall loan portfolio in general, which limits the loan specific allocation of the allowance for loan losses. Utilizing both internal and external resources, as noted, senior management has concluded that the allowance for loan losses remains at a level adequate to provide for probable losses inherent in the loan portfolio.

Following is a table showing the changes in the allowance for loan losses for the years ended December 31, 2011, 2010, 2009, 2008, and 2007:

(In Thousands)	2011	2010	2009	2008	2007
Balance at beginning of period	$ 6,035	$ 4,657	$ 4,356	$ 4,130	$ 4,185
Charge-offs:					
Real estate	1,589	499	374	48	–
Commercial and agricultural	35	266	133	51	103
Installment loans to individuals	87	137	225	214	201
Total charge-offs	1,711	902	732	313	304
Recoveries:					
Real estate	71	24	14	17	13
Commercial and agricultural	10	18	10	60	1
Installment loans to individuals	49	88	92	87	85
Total recoveries	130	130	116	164	99
Net charge-offs	1,581	772	616	149	205
Additions charged to operations	2,700	2,150	917	375	150
Balance at end of period	$ 7,154	$ 6,035	$ 4,657	$ 4,356	$ 4,130
Ratio of net charge-offs during the period to average loans outstanding during the period	0.37%	0.19%	0.16%	0.04%	0.06%

NON-INTEREST INCOME

2011 vs. 2010
Total non-interest income increased $760,000 from the year ended December 31, 2010 to December 31, 2011. Excluding net security gains, non-interest income increased $312,000 year over year. Service charges decreased as customers continued to migrate to checking accounts having reduced or no service charges, while overdraft income declined due to a decreased number of overdrafts. Earnings on bank-owned life insurance decreased due to a non-recurring gain on death benefit recognized in 2010. Insurance and brokerage commissions remained stable as the market for these products begins to rebound. Management of The M Group continues to pursue new and build upon current relationships. However, the sales cycle for insurance and investment products can take typically from six months to one year or more to complete. The increase in other income was primarily due to increases in revenues from debit/credit card transactions and merchant card commissions as electronic payment methods continue to gain in popularity.

(In Thousands)	2011		2010		Change	
	Amount	% Total	Amount	% Total	Amount	%
Deposit service charges	$ 2,021	24.59 %	$ 2,177	29.19 %	$ (156)	(7.17)%
Securities gains, net	621	7.56	173	2.32	448	258.96
Bank-owned life insurance	599	7.29	636	8.53	(37)	(5.82)
Gain on sale of loans	1,130	13.75	949	12.72	181	19.07
Insurance commissions	933	11.35	970	13.00	(37)	(3.81)
Brokerage commissions	997	12.13	965	12.94	32	3.32
Other	1,918	23.33	1,589	21.30	329	20.70
Total non-interest income	$ 8,219	100.00 %	$ 7,459	100.00 %	$ 760	10.19 %

2010 vs. 2009
Total non-interest income increased $5,172,000 from the year ended December 31, 2009 to December 31, 2010. Excluding net security gains/losses, non-interest income increased $153,000 year over year. Service charges decreased as customers continued to migrate to checking accounts having reduced or no service charges. Earnings on bank-owned life insurance decreased due to the differential in non-recurring gains on death benefit recognized in 2010 and 2009. Insurance commissions decreased due to the general economic downturn, which has led to a decrease in volume of sales. Management of The M Group continues to pursue new and build upon current relationships. However, the sales cycle for insurance and investment products can take typically from six

months to one year or more to complete. The increase in other income was primarily due to increases in revenues from debit/credit card transactions and merchant card commissions.

(In Thousands)	2010		2009		Change	
	Amount	% Total	Amount	% Total	Amount	%
Deposit service charges	$ 2,177	29.19 %	$ 2,200	96.20 %	$ (23)	(1.05)%
Securities gains (losses), net	173	2.32	(4,846)	(211.89)	5,019	103.57
Bank-owned life insurance	636	8.53	713	31.18	(77)	(10.80)
Gain on sale of loans	949	12.72	826	36.12	123	14.89
Insurance commissions	970	13.00	1,189	51.99	(219)	(18.42)
Brokerage commissions	965	12.94	768	33.58	197	25.65
Other	1,589	21.30	1,437	62.82	152	10.58
Total non-interest income	$ 7,459	100.00 %	$ 2,287	100.00 %	$ 5,172	226.15 %

NON-INTEREST EXPENSE

2011 vs. 2010

Total non-interest expenses increased $472,000 from the year ended December 31, 2010 to December 31, 2011. Salaries and employee benefits remained stable as a decrease in pension expense and an increase in deferred costs relating to loan generations limited the impact of several factors including standard cost of living wage adjustments for employees and increased benefit costs. Furniture and equipment expense increased due to an increase in general maintenance costs of technology related systems. FDIC deposit insurance expense decreased due to a change in the FDIC assessment from a deposit to asset based calculation. Other expenses increased primarily due to increases in other real estate expenses, donations, and training.

(In Thousands)	2011		2010		Change	
	Amount	% Total	Amount	% Total	Amount	%
Salaries and employee benefits	$ 10,479	52.49 %	$ 10,214	52.41 %	$ 265	2.59 %
Occupancy, net	1,262	6.32	1,240	6.36	22	1.77
Furniture and equipment	1,379	6.91	1,264	6.48	115	9.10
Pennsylvania shares tax	689	3.45	677	3.47	12	1.77
Amortization of investment in limited partnerships	661	3.31	693	3.56	(32)	(4.62)
FDIC deposit insurance	525	2.63	737	3.78	(212)	(28.77)
Other	4,969	24.89	4,667	23.94	302	6.47
Total non-interest expense	$ 19,964	100.00 %	$ 19,492	100.00 %	$ 472	2.42 %

2010 vs. 2009

Total non-interest expenses decreased $320,000 from the year ended December 31, 2009 to December 31, 2010. Salaries and employee benefits remained stable as a decrease in pension expense limited the impact of several factors including standard cost of living wage adjustments for employees and increased benefit costs. Amortization of investment in limited partnerships increased due to a low income elderly housing partnership in our Williamsport market beginning to be amortized in conjunction with the recognition of federal tax credits. Other expenses decreased primarily due to a decrease in FDIC insurance expense of $330,000.

(In Thousands)	2010		2009		Change	
	Amount	% Total	Amount	% Total	Amount	%
Salaries and employee benefits	$ 10,214	52.41 %	$ 10,189	51.43 %	$ 25	0.25 %
Occupancy, net	1,240	6.36	1,266	6.39	(26)	(2.05)
Furniture and equipment	1,264	6.48	1,212	6.12	52	4.29
Pennsylvania shares tax	677	3.47	685	3.46	(8)	(1.17)
Amortization of investment in limited partnerships	693	3.56	567	2.86	126	22.22
FDIC deposit insurance	737	3.78	1,067	5.39	(330)	(30.93)
Other	4,667	23.94	4,826	24.35	(159)	(3.29)
Total non-interest expense	$ 19,492	100.00 %	$ 19,812	100.00 %	$ (320)	(1.62)%

INCOME TAXES

2011 vs 2010

The provision for income taxes for the year ended December 31, 2011 resulted in an effective income tax rate of 13.4% compared to 11.2% for 2010. This increase is primarily the result of increased revenue from net interest income and net securities gains that outpaced the increase in non-interest expense.

An analysis has been performed to determine if there is a need for a valuation allowance related to the deferred tax asset that has been booked due to the investment losses. As of December 31, 2011, management determined that a valuation analysis was not necessary.

2010 vs 2009

The provision for income taxes for the year ended December 31, 2010 resulted in an effective income tax rate of 11.2% compared to (13.9)% for 2009. This increase is primarily the result of an increase in net securities gains of $5,019,000 (to a gain of $173,000 from a loss of $4,846,000) which accounted for an increase in tax expense of approximately $1,706,000.

FINANCIAL CONDITION

INVESTMENTS

2011

The fair value of the investment portfolio increased $54,504,000 from December 31, 2010 to December 31, 2011. The increase was split between an increase in unrealized gain and additions to the amortized cost from purchases during 2011. The increase in amortized cost was primarily the result of purchasing shorter-term other debt securities or corporate bonds. These bonds were purchased due to their shorter maturity and ability to reduce the duration of the total investment portfolio during the continued period of low interest rates. In addition, the growth in the other debt securities segment of the portfolio allowed for the implementation of a barbell strategy with the current municipal portfolio serving as the other end of the barbell or long-term maturity portion of the total investment portfolio. The municipal portfolio had the largest change in unrealized gains as the portfolio moved from an unrealized loss of $15,057,000 at December 31, 2010 to an unrealized gain of $3,511,000 at December 31, 2011 as fewer defaults than predicted occurred and the supply of new issues decreased.

2010

The fair value of the investment portfolio increased $6,772,000 from December 31, 2009 to December 31, 2010 while the amortized cost increased $12,390,000 over the same period. The increase in amortized value was primarily due to an increase in the state and political securities and other debt securities segments of the portfolio. The state and political securities segment of the aggregate portfolio was increased due to its ability to complement the shorter duration assets within the earning asset composition. Other debt securities were utilized as short-term vehicles to utilize cash on hand, while minimizing interest rate risk. The increase in carrying or fair value was the result of the previously noted increase in amortized cost offset by an increase in aggregate net unrealized losses of $5,618,000 primarily related to the state and political securities segment of the portfolio.

The carrying amounts of investment securities are summarized as follows for the years ended December 31, 2011, 2010, and 2009:

(In Thousands)	2011		2010		2009	
	Balance	% Portfolio	Balance	% Portfolio	Balance	% Portfolio
U.S. Government agencies:						
Held to maturity	$ –	–%	$ 5	–%	$ 6	–%
Available for sale	28,671	10.61	26,613	12.34	39,136	18.74
State and political subdivisions (tax-exempt):						
Held to maturity	–	–	–	–	–	–
Available for sale	127,678	47.26	101,492	47.06	106,928	51.19
State and political subdivisions (taxable):						
Held to maturity	–	–	–	–	–	–
Available for sale	50,623	18.74	53,295	24.71	37,949	18.17
Other bonds, notes and debentures:						
Held to maturity	54	0.02	78	0.04	101	0.05
Available for sale	49,514	18.33	20,608	9.56	12,976	6.21
Total bonds, notes and debentures	256,540	94.96	202,091	93.71	197,096	94.36
Financial institution securities - Available for sale	10,802	4.00	13,191	6.12	11,779	5.64
Other equity securities - Available for sale	2,809	1.04	366	0.17	–	–
Total equity securities	13,611	5.04	13,557	6.29	11,779	5.64
Total	$ 270,151	100.00%	$ 215,648	100.00%	$ 208,875	100.00%

The following table shows the maturities and repricing of investment securities, at amortized cost and the weighted average yields (for tax-exempt obligations on a fully taxable basis assuming a 34% tax rate) at December 31, 2011:

(In Thousands)	Within One Year	After One But Within Five Years	After Five But Within Ten Years	After Ten Years	Amortized Cost Total
U.S. Government agencies:					
HTM Amount	$ –	$ –	$ –	$ –	$ –
Yield	–	–	–	–	–
AFS Amount	–	–	1,999	24,756	26,755
Yield	–	–	3.27%	5.27%	5.12%
State and political subdivisions (tax-exempt):					
HTM Amount	–	–	–	–	–
Yield	–	–	–	–	–
AFS Amount	–	1,218	2,653	123,193	127,064
Yield	–	2.76%	5.27%	6.56%	6.50%
State and political subdivisions (taxable):					
HTM Amount	–	–	–	–	–
Yield	–	–	–	–	–
AFS Amount	–	1,951	3,447	42,328	47,726
Yield	–	3.31%	5.06%	6.11%	5.92%
Other bonds, notes and debentures:					
HTM Amount	54	–	–	–	54
Yield	6.11%	–	–	–	6.11%
AFS Amount	10,239	25,936	14,076	1,196	51,447
Yield	4.18%	2.73%	3.62%	6.81%	3.36%
Total Amount	$ 10,293	$ 29,105	$ 22,175	$ 191,473	253,046
Total Yield	4.19%	2.77%	4.01%	6.30%	5.61%
Equity Securities					$ 12,690
Total Investment Portfolio Value					$ 265,736
Total Investment Portfolio Yield					5.34%

All yields represent weighted average yields expressed on a tax equivalent basis. They are calculated on the basis of the cost, adjusted for amortization of premium and accretion of discount, and effective yields weighted for the scheduled maturity of each security. The taxable equivalent adjustment represents the difference between annual income from tax-exempt obligations and the taxable equivalent of such income at the standard 34% tax rate (derived by dividing tax-exempt interest by 66%).

The distribution of credit ratings by amortized cost and estimated fair value for the debt security portfolio at December 31, 2011 follows:

(In Thousands)	A- to AAA		B- to BBB+		C to CCC+		Not Rated		Total	
Available for sale (AFS)	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
U.S. Government and agency securities	$ 26,755	$ 28,671	$ –	$ –	$ –	$ –	$ –	$ –	$ 26,755	$ 28,671
State and political securities	158,053	162,917	6,983	6,000	–	–	9,754	9,384	174,790	178,301
Other debt securities	50,872	48,982	575	532	–	–	–	–	51,447	49,514
Total debt securities AFS	$ 235,680	$ 240,570	$ 7,558	$ 6,532	$ –	$ –	$ 9,754	$ 9,384	$ 252,992	$ 256,486
Held to maturity (HTM)										
U.S. Government and agency securities	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –
Other debt securities	54	55	–	–	–	–	–	–	54	55
Total debt securities HTM	$ 54	$ 55	$ –	$ –	$ –	$ –	$ –	$ –	$ 54	$ 55

LOAN PORTFOLIO

2011

Gross loans of $435,959,000 at December 31, 2011 represented an increase of $20,402,000 from December 31, 2010. The continued emphasis on well collateralized real estate loans accounted for the majority of the overall increase in loans outstanding. The success in carrying out this long term strategy played a significant role in limiting net charge-offs for 2011 to 0.37% of average loans. Successful campaigns to increase home equity and auto loans were undertaken during 2011 with the increase in residential and installment loans to individuals being directly correlated to the campaigns.

2010

Gross loans of $415,557,000 at December 31, 2010 represented an increase of $10,028,000 from December 31, 2009. The continued emphasis on well collateralized real estate loans resulted in commercial real estate secured loans increasing $8,108,000 from December 31, 2009 to 2010. The success in carrying out this long term strategy played a significant role in limiting net charge-offs for 2010 to 0.19% of average loans. The composition of the portfolio has continued to shift toward commercial from residential. This shift is the by-product of the majority of residential mortgages being sold into the secondary market versus being added to the loan portfolio.

The amounts of loans outstanding at the indicated dates are shown in the following table according to type of loan at December 31, 2011, 2010, 2009, 2008, and 2007:

(In Thousands)	2011		2010		2009		2008		2007	
	Amount	%Total	Amount	%Total	Amount	%Total	Amount	%Total	Amount	%Total
Commercial and agricultural......	$ 53,129	12.19%	$ 50,853	12.23%	$ 46,647	11.50%	$ 40,602	10.64 %	$ 35,739	9.91%
Real estate mortgage:										
Residental	179,383	41.15	173,578	41.77	174,346	43.00	177,406	46.51	163,268	45.30
Commercial	164,288	37.68	160,189	38.55	152,209	37.53	136,158	35.69	132,943	36.88
Construction	29,457	6.76	22,545	5.43	21,795	5.37	15,838	4.16	16,152	4.48
Installment loans to individuals	11,297	2.59	9,432	2.27	11,549	2.85	12,487	3.27	13,317	3.69
Less: Net deferred loan fees and discounts	1,595	(0.37)	1,040	(0.25)	1,017	(0.25)	1,013	(0.27)	941	(0.26)
Gross loans	$ 435,959	100.00%	$ 415,557	100.00%	$ 405,529	100.00%	$ 381,478	100.00%	$ 360,478	100.00%

The amounts of domestic loans at December 31, 2011 are presented below by category and maturity:

(In Thousands)	Commercial and Agricultural	Real Estate Residential	Real Estate Commercial	Real Estate Construction	Installment Loans to Individuals	Total
Loans with floating interest rates:						
1 year or less.........................	$ 8,104	$ 7,889	$ 10,573	$ 1,988	$ 1,622	$ 30,176
1 through 5 years	2,091	3,066	6,094	9,315	23	20,589
5 through 10 years	2,760	10,804	14,819	180	10	28,573
After 10 years	13,104	131,774	120,835	10,851	1,063	277,627
Total floating interest rate loans	26,059	153,533	152,321	22,334	2,718	356,965
Loans with predetermined interest rates:						
1 year or less.........................	2,729	1,770	373	1,324	1,100	7,296
1 through 5 years	14,216	10,920	1,604	2,574	7,168	36,482
5 through 10 years	3,701	11,840	2,168	–	216	17,925
After 10 years	6,424	1,320	7,822	3,225	95	18,886
Total predetermined interest rate loans....	27,070	25,850	11,967	7,123	8,579	80,589
Total...........................	$ 53,129	$ 179,383	$ 164,288	$ 29,457	$ 11,297	437,554
Less: Net deferred loan fees................						1,595
						$ 435,959

- The loan maturity information is based upon original loan terms and is not adjusted for "rollovers." In the ordinary course of business, loans maturing within one year may be renewed, in whole or in part, at interest rates prevailing at the date of renewal.
- Scheduled repayments are reported in maturity categories in which the payment is due.

The Bank does not make loans that provide for negative amortization nor do any loans contain conversion features. The Bank does not have any foreign loans outstanding at December 31, 2011.

ALLOWANCE FOR LOAN LOSSES

2011

The allowance for loan losses represents the amount which management estimates is adequate to provide for probable losses inherent in its loan portfolio, as of the consolidated balance sheet date. All loan losses are charged to the allowance and all recoveries are credited to it per the allowance method of providing for loan losses. The allowance for loan losses is established through a provision for loan losses charged to operations. The provision for loan losses is based upon management's quarterly review of the loan portfolio. The purpose of the review is to assess loan quality, identify impaired loans, analyze delinquencies, ascertain loan growth, evaluate potential charge-offs and recoveries, and assess general economic conditions in the markets served. An external independent loan review is also performed annually for the Bank. Management remains committed to an aggressive program of problem loan identification and resolution.

The allowance is calculated by applying loss factors to outstanding loans by type, excluding loans for which a specific allowance has been determined. Loss factors are based on management's consideration of the nature of the portfolio segments, changes in mix and volume of the loan portfolio, and historical loan loss experience. In addition, management considers industry standards and trends with respect to nonperforming loans and its knowledge and experience with specific lending segments.

The allowance for loan losses increased from $6,035,000 at December 31, 2010 to $7,154,000 at December 31, 2011. At December 31, 2011, the allowance for loan losses was 1.64% of total loans compared to 1.45% of total loans at December 31, 2010. This percentage is higher than the Bank's historical experience. Management's conclusion is that the allowance for loan losses is adequate to provide for probable losses inherent in its loan portfolio as of the balance sheet date as noted in the Provision for Loan Losses discussion.

Based on management's loan-by-loan review, the past performance of the borrowers, and current economic conditions, including recent business closures and bankruptcy levels, management does not anticipate any current losses related to nonaccrual, nonperforming, or classified loans above those that have already been considered in its overall judgment of the adequacy of the allowance for loan losses.

2010

The allowance for loan losses increased from $4,657,000 at December 31, 2009 to $6,035,000 at December 31, 2010. At December 31, 2010, the allowance for loan losses was 1.45% of total loans compared to 1.15% of total loans at December 31, 2009. This percentage is consistent with peer banks and higher than the Bank's historical experience. Management's conclusion is that the allowance for loan losses is adequate to provide for probable losses inherent in its loan portfolio as of the balance sheet date as noted in the Provision for Loan Losses discussion.

Allocation of the Allowance for Loan Losses

(In Thousands)

	Amount	Percent of Loans in Each Category to Total Loans
December 31, 2011:		
Balance at end of period applicable to:		
Commercial and agricultural	$ 430	12.14%
Real estate mortgage:		
Residential	964	41.00
Commercial	2,719	37.55
Construction	2,846	6.73
Installment loans to individuals	195	2.58
Unallocated	–	–
Total	$ 7,154	100.00%
December 31, 2010:		
Balance at end of period applicable to:		
Commercial and agricultural	$ 466	12.21%
Real estate mortgage:		
Residential	980	41.67
Commercial	1,508	38.45
Construction	2,893	5.41
Installment loans to individuals	188	2.26
Unallocated	–	–
Total	$ 6,035	100.00%

		Amount	Percent of Loans in Each Category to Total Loans
December 31, 2009:			
Balance at end of period applicable to:			
Commercial and agricultural	$	569	11.48%
Real estate mortgage:			
Residential		972	42.88
Commercial		1,491	37.44
Construction		1,403	5.36
Installment loans to individuals		222	2.84
Unallocated		–	–
Total	$	4,657	100.00%
December 31, 2008:			
Balance at end of period applicable to:			
Commercial and agricultural	$	580	10.62%
Real estate mortgage:			
Residential		659	46.38
Commercial		1,326	35.60
Construction		1,471	4.14
Installment loans to individuals		250	3.26
Unallocated		70	–
Total	$	4,356	100.00%
December 31, 2007:			
Balance at end of period applicable to:			
Commercial and agricultural	$	823	9.89%
Real estate mortgage:			
Residential		1,031	45.18
Commercial		1,634	36.78
Construction		112	4.47
Installment loans to individuals		228	3.68
Unallocated		302	–
Total	$	4,130	100.00%

NONPERFORMING LOANS

Nonaccrual loans increased as several commercial real estate relationships deteriorated in quality over the past year. These loans are primarily development loans and have a specific allowance within the allowance for loan losses.

The following table presents information concerning nonperforming loans. The accrual of interest will be discontinued when the principal or interest of a loan is in default for 90 days or more, or as soon as payment is questionable, unless the loan is well secured and in the process of collection. Consumer loans and residential real estate loans secured by 1 to 4 family dwellings are not ordinarily subject to those guidelines. The reversal of previously accrued but uncollected interest applicable to any loan placed in a nonaccrual status and the treatment of subsequent payments of either principal or interest will be handled in accordance with GAAP. These principles do not require a write-off of previously accrued interest if principal and interest are ultimately protected by sound collateral values. A nonperforming loan may be restored to accruing status when:

1. Principal and interest is no longer due and unpaid;
2. It becomes well secured and in the process of collection; and
3. Prospects for future contractual payments are no longer in doubt.

(In Thousands)	Total Nonperforming Loans		
	Nonaccrual	90 Days Past Due	Total
2011	$ 11,625	$ 384	$ 12,009
2010	5,658	557	6,215
2009	1,891	2,565	4,456
2008	1,476	259	1,735
2007	955	365	1,320

The level of nonaccruing loans continues to fluctuate annually and is attributed to the various economic factors experienced both regionally and nationally. Overall, the portfolio is well secured with a majority of the balance making regular payments or scheduled to be satisfied in the near future. Presently, there are no significant amounts of loans where serious doubts exist as to the ability of the borrower to comply with the current loan payment terms which are not included in the nonperforming categories as indicated above.

Management's judgment in determining the amount of the additions to the allowance charged to operating expense considers the following factors with no single factor being determinative:

1. Economic conditions and the impact on the loan portfolio.
2. Analysis of past loan charge-offs experienced by category and comparison to outstanding loans.
3. Effect of problem loans on overall portfolio quality.
4. Reports of examination of the loan portfolio by the Pennsylvania State Department of Banking and the FDIC.

DEPOSITS

2011 vs. 2010

Total average deposits increased $37,344,000 or 7.15% from 2010 to 2011. The growth is a result of an emphasis to increase and solidify deposit relationships by focusing on core deposits, not time deposits. In fact, average core deposits, which exclude time deposits, increased $66,282,000 or 21.12%, while time deposits decreased $28,938,000 or 13.89% from 2010 to 2011. In addition to the emphasis on growing core deposits by utilizing marketing strategies, the core deposit growth is receiving a lift from the natural gas exploration throughout our market footprint and municipal account gathering efforts. In addition, the Bank has continued to capitalize on its reputation of safety and soundness during this prolonged economic downturn.

2010 vs. 2009

Total average deposits were $522,101,000 for 2010, an increase of $45,907,000 or 9.64% from 2009. Core deposits, which exclude time deposits, increased due to growth in average money market accounts of $37,206,000 or 59.15%. This core deposit growth is the result of the impact of natural gas exploration throughout our market footprint, shift in marketing strategies, and municipal account gathering efforts. Time deposits decreased due to the reasons noted previously that resulted in a reduced need for higher cost time deposit accounts. In addition, the Bank has continued to capitalize on its reputation of safety and soundness during this prolonged economic downturn.

The average amount and the average rate paid on deposits are summarized below for the years ended December 31, 2011, 2010, and 2009:

(In Thousands)	2011		2010		2009	
	Average Amount	Rate	Average Amount	Rate	Average Amount	Rate
Noninterest-bearing	$ 99,917	0.00%	$ 84,158	0.00%	$ 74,618	0.00%
Savings	70,178	0.17	64,477	0.28	60,815	0.51
Super Now	88,556	0.53	65,080	0.59	58,591	0.87
Money market	121,458	0.88	100,112	1.17	62,906	1.95
Time	179,336	1.62	208,274	2.07	219,264	2.84
Total average deposits	$ 559,445	0.82%	$ 522,101	1.16%	$ 476,194	1.74%

SHAREHOLDERS' EQUITY

2011

Shareholders' equity increased $13,840,000 to $80,460,000 at December 31, 2011 compared to December 31, 2010. The accumulated other comprehensive loss of $1,219,000 at December 31, 2011 is a result of an increase in unrealized gains on available for sale securities from an unrealized loss of $7,276,000 at December 31, 2010 to an unrealized gain of $2,914,000 at December 31, 2011. However, the level of accumulated other comprehensive loss at December 31, 2011 was also impacted by the change in net excess of the projected benefit obligation over the market value of the plan assets of the defined benefit pension plan resulting in an increase in the net loss of $1,720,000. The current level of shareholders' equity equates to a book value per share of $20.97 at December 31, 2011 compared to $17.37 at December 31, 2010 and an equity to asset ratio of 10.53% at December 31, 2011 compared to 9.63% at December 31, 2010. Excluding accumulated other comprehensive loss, book value per share was $21.29 at December 31, 2011 compared to $19.90 at December 31, 2010. Dividends paid to shareholders were $1.84 for each of the twelve months ended December 31, 2011 and 2010.

2010

Shareholders' equity decreased $296,000 to $66,620,000 at December 31, 2010 compared to December 31, 2009 as accumulated other comprehensive loss increased to $9,689,000. The increase in accumulated other comprehensive loss is primarily a result of a change in unrealized losses on available for sale securities from an unrealized loss of $3,569,000 at December 31, 2009 to an unrealized loss of $7,276,000 at December 31, 2010. The other component in the increase of accumulated other comprehensive loss is an increase of $493,000 in the net excess of the projected benefit obligation over the market value of the plan assets of the defined benefit pension plan. The current level of shareholders' equity equates to a book value per share of $17.37 at December 31, 2010 compared to $17.45 at December 31, 2009 and an equity to asset ratio of 9.63% at December 31, 2010. Book value per share, excluding accumulated other comprehensive loss, was $19.90 at December 31, 2010 compared to $18.88 at December 31, 2009. Dividends paid to shareholders were $1.84 for each of the twelve months ended December 31, 2010 and 2009.

Bank regulators have risk based capital guidelines. Under these guidelines the Company and Bank are required to maintain minimum ratios of core capital and total qualifying capital as a percentage of risk weighted assets and certain off-balance sheet items. At December 31, 2011, both the Company's and Bank's required ratios were well above the minimum ratios as follows:

	Company	Bank	Minimum Standards
Tier 1 capital ratio	9.57%	8.24%	4.00%
Total capital ratio	15.27%	13.32%	8.00%

For a more comprehensive discussion of these requirements, see "Regulations and Supervision" in Item 1 of the Annual Report on Form 10-K. Management believes that the Company will continue to exceed regulatory capital requirements.

RETURN ON EQUITY AND ASSETS

The ratio of net income to average total assets and average shareholders' equity, and other certain equity ratios are presented as follows:

	2011	2010	2009
Percentage of net income to:			
Average total assets	1.69%	1.56%	0.92%
Average shareholders' equity	16.60%	15.30%	9.66%
Percentage of dividends declared to net income	57.10%	64.56%	115.74%
Percentage of average shareholders' equity to average total assets	10.18%	10.19%	9.50%

LIQUIDITY, INTEREST RATE SENSITIVITY, AND MARKET RISK

The asset/liability committee addresses the liquidity needs of the Company to ensure that sufficient funds are available to meet credit demands and deposit withdrawals as well as to the placement of available funds in the investment portfolio. In assessing liquidity requirements, equal consideration is given to the current position as well as the future outlook.

The following liquidity measures are monitored for compliance and were within the limits cited at December 31, 2011:

1. Net Loans to Total Assets, 85% maximum
2. Net Loans to Total Deposits, 100% maximum
3. Cumulative 90 day Maturity GAP %, +/- 20% maximum
4. Cumulative 1 Year Maturity GAP %, +/- 25% maximum

Fundamental objectives of the Company's asset/liability management process are to maintain adequate liquidity while minimizing interest rate risk. The maintenance of adequate liquidity provides the Company with the ability to meet its financial obligations to depositors, loan customers, and shareholders. Additionally, it provides funds for normal operating expenditures and business opportunities as they arise. The objective of interest rate sensitivity management is to increase net interest income by managing interest sensitive assets and liabilities in such a way that they can be repriced in response to changes in market interest rates.

The Company, like other financial institutions, must have sufficient funds available to meet its liquidity needs for deposit withdrawals, loan commitments, and expenses. In order to control cash flow, the Bank estimates future flows of cash from deposits and loan payments. The primary sources of funds are deposits, principal and interest payments on loans and mortgage-backed securities, as well as FHLB borrowings. Funds generated are used principally to fund loans and purchase investment securities. Management believes the Company has adequate resources to meet its normal funding requirements.

Management monitors the Company's liquidity on both a long and short-term basis, thereby, providing management necessary information to react to current balance sheet trends. Cash flow needs are assessed and sources of funds are determined. Funding strategies consider both customer needs and economical cost. Both short and long term funding needs are addressed by maturities and sales of available for sale investment securities, loan repayments and maturities, and liquidating money market investments such as federal funds sold. The use of these resources, in conjunction with access to credit, provides core ingredients to satisfy depositor, borrower, and creditor needs.

Management monitors and determines the desirable level of liquidity. Consideration is given to loan demand, investment opportunities, deposit pricing and growth potential, as well as the current cost of borrowing funds. The Company has a current borrowing capacity at the FHLB of $212,068,000 with $77,723,000 utilized, leaving $127,390,000 available. In addition to this credit arrangement, the Company has additional lines of credit with correspondent banks of $27,554,000. The Company's management believes that it has sufficient liquidity to satisfy estimated short-term and long-term funding needs.

Interest rate sensitivity, which is closely related to liquidity management, is a function of the repricing characteristics of the Company's portfolio of assets and liabilities. Asset/liability management strives to match maturities and rates between loan and investment security assets with the deposit liabilities and borrowings that fund them. Successful asset/liability management results in a balance sheet structure which can cope effectively with market rate fluctuations. The matching process is affected by segmenting both assets and liabilities into future time periods (usually 12 months, or less) based upon when repricing can be effected. Repriceable assets are subtracted from repriceable liabilities, for a specific time period to determine the "gap", or difference. Once known, the gap is managed based on predictions about future market interest rates. Intentional mismatching, or gapping, can enhance net interest income if market rates move as predicted. However, if market rates behave in a manner contrary to predictions, net interest income will suffer. Gaps, therefore, contain an element of risk and must be prudently managed. In addition to gap management, the Company has an asset liability management policy which incorporates a market value at risk calculation which is used to determine the effects of interest rate movements on shareholders' equity and a simulation analysis to monitor the effects of interest rate changes on the Company's balance sheet.

The Company currently maintains a gap position of being liability sensitive. The Company has strategically taken this position as it has decreased the duration of the time deposit portfolio over the last several years, while continuing to maintain a primarily fixed rate earning asset portfolio with a duration greater than the liabilities utilized to fund earning assets. Lengthening of the liability portfolio coupled with the addition of limited short-term assets is being undertaken. These actions are expected to reduce, but not eliminate, the liability sensitive structure of the balance sheet.

A market value at risk calculation is utilized to monitor the effects of interest rate changes on the Company's balance sheet and more specifically shareholders' equity. The Company does not manage the balance sheet structure in order to maintain compliance with this calculation. The calculation serves as a guideline with greater emphasis placed on interest rate sensitivity. Changes to calculation results from period to period are reviewed as changes in results could be a signal of future events. As of the most recent analysis, the results of the market value at risk calculation were outside of established guidelines due to the strategic direction being taken.

INTEREST RATE SENSITIVITY

In this analysis the Company examines the result of various changes in market interest rates in 100 basis point increments and their effect on net interest income. It is assumed that the change is instantaneous and that all rates move in a parallel manner. Assumptions are also made concerning prepayment speeds on mortgage loans and mortgage securities.

The following is a rate shock forecast for the twelve month period ended December 31, 2012 assuming a static balance sheet as of December 31, 2011.

(In Thousands)	Parallel Rate Shock in Basis Points						
	-200	-100	Static	+100	+200	+300	+400
Net interest income	$ 26,876	$ 27,416	$ 27,776	$ 27,899	$ 27,981	$ 27,978	$ 27,671
Change from static	(900)	(360)	–	123	205	202	(105)
Percent change from static	-3.24%	-1.30%	–	0.44%	0.74%	0.73%	-0.38%

The model utilized to create the report presented above makes various estimates at each level of interest rate change regarding cash flow from principal repayment on loans and mortgage-backed securities and/or call activity on investment securities. Actual results could differ significantly from these estimates which would result in significant differences in the calculated projected change. In addition, the limits stated above do not necessarily represent the level of change under which management would undertake specific measures to realign its portfolio in order to reduce the projected level of change. Generally, management believes the Company is well positioned to respond expeditiously when the market interest rate outlook changes.

INFLATION

The asset and liability structure of a financial institution is primarily monetary in nature; therefore, interest rates rather than inflation have a more significant impact on the Company's performance. Interest rates are not always affected in the same direction or magnitude as prices of other goods and services, but are reflective of fiscal policy initiatives or economic factors that are not measured by a price index.

CRITICAL ACCOUNTING POLICIES

The Company's accounting policies are integral to understanding the results reported. The accounting policies are described in detail in Note 1 of the "Notes to Consolidated Financial Statements." Our most complex accounting policies require management's judgment to ascertain the valuation of assets, liabilities, commitments, and contingencies. We have established detailed policies and control procedures that are intended to ensure valuation methods are well controlled and applied consistently from period to period. In addition, the policies and procedures are intended to ensure that the process for changing methodologies occurs in an appropriate manner. The following is a brief description of our current accounting policies involving significant management valuation judgments.

Other Than Temporary Impairment of Debt and Equity Securities

Debt and equity securities are evaluated periodically to determine whether a decline in their value is other than temporary. Management utilizes criteria such as the magnitude and duration of the decline, in addition to the reason underlying the decline, to determine whether the loss in value is other than temporary. The term "other than temporary" is not intended to indicate that the decline is permanent. It indicates that the prospects for a near term recovery of value are not necessarily favorable, or that there is a lack of evidence to support fair values equal to, or greater than, the carrying value of the investment. Once a decline in value is determined to be other than temporary, the value of the security is reduced and a corresponding charge to earnings is recognized. For a full discussion of the Company's methodology of assessing impairment, refer to Note 3 of the "Notes to Consolidated Financial Statements."

Allowance for Loan Losses

Arriving at an appropriate level of allowance for loan losses involves a high degree of judgment. The Company's allowance for loan losses provides for probable losses based upon evaluations of known and inherent risks in the loan portfolio.

Management uses historical information to assess the adequacy of the allowance for loan losses as well as the prevailing business environment; as it is affected by changing economic conditions and various external factors, which may impact the portfolio in ways currently unforeseen. The allowance is increased by provisions for loan losses and by recoveries of loans previously charged-off and reduced by loans charged-off. For a full discussion of the Company's methodology of assessing the adequacy of the reserve for allowance for loan losses, refer to Note 1 of the "Notes to Consolidated Financial Statements."

Goodwill and Other Intangible Assets
As discussed in Note 7 of the "Notes to Consolidated Financial Statements," the Company must assess goodwill and other intangible assets each year for impairment. This assessment involves estimating cash flows for future periods. If the future cash flows were less than the recorded goodwill and other intangible assets balances, we would be required to take a charge against earnings to write down the assets to the lower value.

Deferred Tax Assets
Management uses an estimate of future earnings to support their position that the benefit of their deferred tax assets will be realized. If future income should prove non-existent or less than the amount of the deferred tax assets within the tax years to which they may be applied, the asset may not be realized and the Company's net income will be reduced. The Company's deferred tax assets are described further in Note 11 of the "Notes to Consolidated Financial Statements."

Pension Benefits
Pension costs and liabilities are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, benefits earned, interest costs, expected return on plan assets, mortality rates, and other factors. In accordance with GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation of future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the Company's pension obligations and future expense. Our pension benefits are described further in Note 12 of the "Notes to Consolidated Financial Statements."

CONTRACTUAL OBLIGATIONS
The Company has various financial obligations, including contractual obligations which may require future cash payments. The following table presents, as of December 31, 2011, significant fixed and determinable contractual obligations to third parties by payment date. Further discussion of the nature of each obligation is included in the "Notes to Consolidated Financial Statements."

(In Thousands)	Payments Due In				
	One Year or Less	One to Three Years	Three to Five Years	Over Five Years	Total
Deposits without a stated maturity	$ 409,143	$ –	$ –	$ –	$ 409,143
Time deposits	99,913	62,888	8,139	1,581	172,521
Repurchase agreements	13,153	–	–	–	13,153
Short-term borrowings, FHLB	16,445	–	–	–	16,445
Long-term borrowings, FHLB	15,000	5,528	10,750	30,000	61,278
Operating leases	422	659	494	1,303	2,878
Defined benefit pension obligations	563	1,167	1,260	4,055	7,045
	$ 554,639	$ 70,242	$ 20,643	$ 36,939	$ 682,463

The Company's operating lease obligations represent short and long-term lease and rental payments for branch facilities. The Bank leases certain facilities under operating leases which expire on various dates through 2024. Renewal options are available on the majority of these leases.

CAUTIONARY STATEMENT FOR PURPOSES OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
This Report contains certain "forward-looking statements" including statements concerning plans, objectives, future events or performance and assumptions and other statements which are other than statements of historical fact. The Company wishes to caution readers that the following important factors, among others, may have affected and could in the future affect the Company's actual results and could cause the Company's actual results for subsequent periods to differ materially from those expressed in any forward-looking statement made by or on behalf of the Company herein: (i) the effect of changes in laws and regulations, including federal and state banking laws and regulations, with which the Company must comply, and the associated costs of compliance with such laws and regulations either currently or in the future as applicable; (ii) the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies as well as by the Financial Accounting Standards Board, or of changes in the Company's organization, compensation and benefit plans; (iii) the effect on the Company's competitive position within its market area of the increasing consolidation within the banking and financial services industries, including the increased competition from larger regional and out-of-state banking organizations as well as non-bank providers of various financial services; (iv) the effect of changes in interest rates; and (v) the effect of changes in the business cycle and downturns in the local, regional or national economies.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC. 20549
FORM 10-K

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2011**

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ______________ to ______________

Commission file number **0-17077**

PENNS WOODS BANCORP, INC.
(Exact name of registrant as specified in its charter)

Pennsylvania	**23-2226454**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

300 Market Street, P.O. Box 967
Williamsport, Pennsylvania **17703-0967**
(Address of principal executive offices) (Zip code)

Registrant's telephone number, including area code **(570) 322-1111**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange which registered
Common Stock, par value $8.33 per share	**The NASDAQ Stock Market LLC**

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ❒ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ❒ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a nonaccelerated filer, or a smaller reporting company. See definition of "large accelerated filer", "accelerated filer", and "smaller reporting company" in Rule 12b-2 of the Exchange Act.
(Check one):
Large accelerated filer ❒ Accelerated filer ☒ Non-accelerated filer ❒ Smaller reporting company ❒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ❒ Yes ☒ No

State the aggregate market value of the voting stock held by non-affiliates of the registrant **$131,808,052 at June 30, 2011.**
Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Class	Outstanding at March 1, 2012
Common Stock, $8.33 Par Value	**3,837,322 Shares**

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement prepared in connection with its annual meeting of shareholders to be held on April 25, 2012 are incorporated by reference in Part III hereof.

INDEX

PART I

ITEM 1 BUSINESS

A. General Development of Business and History

On January 7, 1983, Penns Woods Bancorp, Inc. (the "Company") was incorporated under the laws of the Commonwealth of Pennsylvania as a bank holding company. The Jersey Shore State Bank, a Pennsylvania state-charted bank, (the "Bank") became a wholly owned subsidiary of the Company and each outstanding share of Bank common stock was converted into one share of Company common stock. This transaction was approved by the shareholders of the Bank on April 11, 1983 and was effective on July 12, 1983. The Company's two other wholly-owned subsidiaries are Woods Real Estate Development Company, Inc. and Woods Investment Company, Inc. The Company's business has consisted primarily of managing and supervising the Bank, and its principal source of income has been dividends paid by the Bank and Woods Investment Company, Inc.

The Bank is engaged in commercial and retail banking which includes the acceptance of time, savings, and demand deposits, the funding of commercial, consumer, and mortgage loans, and safe deposit services. Utilizing a branch office network, ATMs, internet, and telephone banking delivery channels, the Bank delivers its products and services to the communities it resides in.

In October 2000, the Bank acquired The M Group, Inc. D/B/A The Comprehensive Financial Group ("The M Group"). The M Group, which operates as a subsidiary of the Bank, offers insurance and securities brokerage services. Securities are offered by The M Group through ING Financial Partners, Inc., a registered broker-dealer.

Neither the Company nor the Bank anticipates that compliance with environmental laws and regulations will have any material effect on capital expenditures, earnings, or on its competitive position. The Bank is not dependent on a single customer or a few customers, the loss of whom would have a material effect on the business of the Bank.

The Bank employed 189 persons as of December 31, 2011 in either a full-time or part-time capacity. The Company does not have any employees. The principal officers of the Bank also serve as officers of the Company.

Woods Investment Company, Inc., a Delaware holding company, maintains an investment portfolio that is managed for total return and to fund dividend payments to the Company.

Woods Real Estate Development Company, Inc. serves the Company through its acquisition and ownership of certain properties utilized by the Bank.

B. Regulation and Supervision

The Company is subject to the provisions of the Bank Holding Company Act of 1956, as amended (the "BHCA") and to supervision and examination by the Board of Governors of the Federal Reserve System (the "FRB"). The Bank is also subject to the supervision and examination by the Federal Deposit Insurance Corporation (the "FDIC"), as its primary federal regulator and as the insurer of the Bank's deposits. The Bank is also regulated and examined by the Pennsylvania Department of Banking (the "Department").

The insurance activities of The M Group are subject to regulation by the insurance departments of the various states in which The M Group, conducts business including principally the Pennsylvania Department of Insurance. The securities brokerage activities of The M Group are subject to regulation by federal and state securities commissions.

The FRB has issued regulations under the BHCA that require a bank holding company to serve as a source of financial and managerial strength to its subsidiary banks. As a result, the FRB, pursuant to such regulations, may require the Company to stand ready to use its resources to provide adequate capital funds to the Bank during periods of financial stress or adversity. The BHCA requires the Company to secure the prior approval of the FRB before it can acquire all or substantially all of the assets of any bank, or acquire ownership or control of 5% or more of any voting shares of any bank. Such a transaction would also require approval of the Department.

A bank holding company is prohibited under the BHCA from engaging in, or acquiring direct or indirect control of, more than 5% of the voting shares of any company engaged in non-banking activities unless the FRB, by order or regulation, has found such activities to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Under the BHCA, the FRB has the authority to require a bank holding company to terminate any activity or relinquish control of a non-bank subsidiary (other than a non-bank subsidiary of a bank) upon the FRB's determination that such activity or control constitutes a serious risk to the financial soundness and stability of any bank subsidiary of the bank holding company.

Bank holding companies are required to comply with the FRB's risk-based capital guidelines. The risk-based capital rules are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies and to minimize disincentives for holding liquid assets. Currently, the required minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) is 8%. At least half of the total capital is required to be Tier 1 capital, consisting principally of common shareholders' equity, less certain intangible assets. The remainder ("Tier 2 capital") may consist of certain preferred stock, a limited amount of subordinated debt, certain hybrid capital instruments and other debt securities, 45% of net unrealized gains on marketable equity securities, and a limited amount of the general loan loss allowance. The risk-based capital guidelines are required to take adequate account of interest rate risk, concentration of credit risk, and risks of nontraditional activities.

In addition to the risk-based capital guidelines, the FRB requires each bank holding company to comply with the leverage ratio, under which the bank holding company must maintain a minimum level of Tier 1 capital to average total consolidated assets of 3% for those bank holding companies which have the highest regulatory examination ratings and are not contemplating or experiencing significant growth or expansion. All other bank holding companies are expected to maintain a leverage ratio of at least 4% to 5%. The Bank is subject to similar capital requirements adopted by the FDIC.

Dividends

Federal and state laws impose limitations on the payment of dividends by the Bank. The Pennsylvania Banking Code restricts the availability of capital funds for payment of dividends by the Bank to its additional paid-in capital.

In addition to the dividend restrictions described above, the banking regulators have the authority to prohibit or to limit the payment of dividends by the Bank if, in the banking regulator's opinion, payment of a dividend would constitute an unsafe or unsound practice in light of the financial condition of the Bank.

Under Pennsylvania law, the Company may not pay a dividend, if, after giving effect thereto, it would be unable to pay its debts as they become due in the usual course of business and, after giving effect to the dividend, the total assets of the Company would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of shareholders whose rights are superior to those receiving the dividend.

It is also the policy of the FRB that a bank holding company generally only pay dividends on common stock out of net income available to common shareholders over the past year and only if the prospective rate of earnings retention appears consistent with a bank holding company's capital needs, asset quality, and overall financial condition. In the current financial and economic environment, the FRB has indicated that bank holding companies should carefully review their dividend policy and has discouraged dividend pay-out ratios at the 100% level unless both asset quality and capital are very strong. A bank holding company also should not maintain a dividend level that places undue pressure on the capital of such institution's subsidiaries, or that may undermine the bank holding company's ability to serve as a source of strength for such subsidiaries.

C. Regulation of the Bank
The Bank is highly regulated by the FDIC and the Pennsylvania Department of Banking. The laws that such agencies enforce limit the specific types of businesses in which the Bank may engage, and the products and services that the Bank may offer to customers. Generally, these limitations are designed to protect the insurance fund of the FDIC and/or the customers of the Bank, and not the Bank or its shareholders. From time to time, various types of new federal and state legislation have been proposed that could result in additional regulation of, and restrictions of, the business of the Bank. It cannot be predicted whether any such legislation will be adopted or how such legislation would affect business of the Bank. As a consequence of the extensive regulation of commercial banking activities in the United States, the Bank's business is particularly susceptible to being affected by federal legislation and regulations that may increase the costs of doing business. Some of the major regulatory provisions that affect the business of the Bank are discussed briefly below.

Prompt Corrective Action
The FDIC has specified the levels at which an insured institution will be considered "well-capitalized," "adequately capitalized," "undercapitalized," and "critically undercapitalized." In the event an institution's capital deteriorates to the "undercapitalized" category or below, the Federal Deposit Insurance Act (the "FDIA") and FDIC regulations prescribe an increasing amount of regulatory intervention, including: (1) the institution of a capital restoration plan by a bank and a guarantee of the plan by a parent institution and liability for civil money damages for failure to fulfill its commitment on that guarantee; and (2) the placement of a hold on increases in assets, number of branches, or lines of business. If capital has reached the significantly or critically undercapitalized levels, further material restrictions can be imposed, including restrictions on interest payable on accounts, dismissal of management and (in critically undercapitalized situations) appointment of a receiver. For well-capitalized institutions, the FDIA provides authority for regulatory intervention where the institution is deemed to be engaging in unsafe or unsound practices or receives a less than satisfactory examination report rating for asset quality, management, earnings or liquidity.

Deposit Insurance
The FDIC maintains the Deposit Insurance Fund ("DIF") by assessing depository institutions an insurance premium. The amount each institution was assessed is based upon a variety of factors that included the balance of insured deposits as well as the degree of risk the institution possessed to the insurance fund. As a result of the enactment of the Emergency Economic Stabilization Act of 2008, the FDIC temporarily increased the amount of deposits it insures from $100,000 to $250,000. This increase has been made permanent. The Bank paid an insurance premium into the DIF based on the quarterly average daily deposit liabilities net of certain exclusions. The FDIC used a risk-based premium system that assessed higher rates on those institutions that posed a greater risk to the DIF. The FDIC placed each institution in one of four risk categories using a two-step process based first on capital ratios (the capital group assignment) and then on other relevant information (the supervisory group assignment). Subsequently, the rate for each institution within a risk category was adjusted depending upon different factors that either enhance or reduce the risk the institution poses to the DIF, including the unsecured debt, secured liabilities and brokered deposits related to each institution. Finally, certain risk multipliers were applied to the adjusted assessment.

Beginning with the second quarter of 2011, as mandated by the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), the assessment base that the FDIC uses to calculate assessment premiums became a bank's average assets minus average tangible equity. As the asset base of the banking industry is larger than the deposit base, the range of assessment rates will change to a low or 2.5 basis points to a high of 45 basis points, per $100 of assets; however, the dollar amount of the actual premiums is expected to be roughly the same.

The FDIC is required under the Dodd-Frank Act to establish assessment rates that will allow the DIF to achieve a reserve ratio of 1.35% of Insurance Fund insured deposits by September 2020. In addition, the FDIC has established a "designated reserve ratio" of 2.0%, a target ratio that, until it is achieved, will not likely result in the FDIC reducing assessment rates. In attempting to achieve the mandated 1.35% ratio, the FDIC is required to implement assessment formulas that charge banks over $10 billion in asset size more than banks under that size. Those new formulas began in the second quarter of 2011, but did not affect the Bank. Under the Dodd-Frank Act, the FDIC is authorized to make reimbursements from the insurance fund to banks if the reserve ratio exceeds 1.50%, but the FDIC has adopted the "designated reserve ratio" of 2.0% and has announced that any reimbursements from the fund are indefinitely suspended.

On November 12, 2009, the FDIC approved a rule to require insured institutions to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009, and for all of 2010, 2011, and 2012. An insured institution's risk-based deposit insurance assessments will continue to be calculated on a quarterly basis, but will be paid from the amount the institution prepaid until the later of the date that amount is exhausted or June 30, 2013, at which point any remaining funds would be returned to the insured institution. Consequently, the Company's prepayment of DIF premiums made in December 2009 resulted in a prepaid asset of $1,233,000 at December 31, 2011.

Federal Home Loan Bank System
The Bank is a member of the Federal Home Loan Bank of Pittsburgh (the "FHLB"), which is one of 12 regional Federal Home Loan Banks. Each Federal Home Loan Bank serves as a reserve or central bank for its members within its assigned region. It is funded primarily from funds deposited by member institutions and proceeds from the sale of consolidated obligations of the Federal Home Loan Bank System. It makes loans to members (i.e., advances) in accordance with policies and procedures established by the board of directors of the Federal Home Loan Bank. At December 31, 2011, the Bank had $77,723,000 in FHLB advances.

As a member, the Bank is required to purchase and maintain stock in the FHLB in an amount equal to the greater of 1% of its aggregate unpaid residential mortgage loans, home purchase contracts or similar obligations at the beginning of each year or 5% of its outstanding advances from the FHLB. At December 31, 2011, the Bank had $5,626,000 million in stock of the FHLB which was in compliance with this requirement.

Recent Legislation

The Dodd-Frank Act was enacted on July 21, 2010. This new law will significantly change the current bank regulatory structure and affect the lending, deposit, investment, trading and operating activities of financial institutions and their holding companies.

The Dodd-Frank Act requires various federal agencies to adopt a broad range of new rules and regulations, and to prepare various studies and reports for Congress. The federal agencies are given significant discretion in drafting such rules and regulations, and consequently, many of the details and much of the impact of the Dodd-Frank Act may not be known for some time.

Certain provisions of the Dodd-Frank Act are expected to have a near term impact on the Company. For example, effective July 21, 2011, a provision of the Dodd-Frank Act eliminated the federal prohibitions on paying interest on demand deposits, thus allowing businesses to have interest bearing checking accounts. Depending on competitive responses, this significant change to existing law could have an adverse impact on the Company's interest expense.

The Dodd-Frank Act also broadens the base for FDIC insurance assessments. Under the Dodd-Frank Act, the assessment base will no longer be an institution's deposit base, but rather its average consolidated total assets less its average tangible equity during the assessment period. The Dodd-Frank Act also permanently increases the maximum amount of deposit insurance for banks, savings institutions and credit unions to $250,000 per depositor, retroactive to January 1, 2008, and non-interest bearing transaction accounts have unlimited deposit insurance through December 31, 2013.

Bank and thrift holding companies with assets of less than $15 billion as of December 31, 2009, such as the Company, will be permitted to include trust preferred securities that were issued before May 19, 2010, as Tier 1 capital; however, trust preferred securities issued by a bank or thrift holding company (other than those with assets of less than $500 million) after May 19, 2010, will no longer count as Tier 1 capital. Trust preferred securities still will be entitled to be treated as Tier 2 capital.

The Dodd-Frank Act requires publicly traded companies to give shareholders a non-binding vote on executive compensation and so-called "golden parachute" arrangements, and may allow greater access by shareholders to the company's proxy material by authorizing the SEC to promulgate rules that would allow shareholders to nominate their own candidates using a company's proxy materials. The legislation also directs the FRB to promulgate rules prohibiting excessive compensation paid to bank holding company executives, regardless of whether the company is publicly traded.

The Dodd-Frank Act creates a new Consumer Financial Protection Bureau with broad powers to supervise and enforce consumer protection laws. The Consumer Financial Protection Bureau has broad rule-making authority for a wide range of consumer protection laws that apply to all banks and savings institutions, including the authority to prohibit "unfair, deceptive or abusive" acts and practices. The Consumer Financial Protection Bureau has examination and enforcement authority over all banks and savings institutions with more than $10 billion in assets. Banks and savings institutions with $10 billion or less in assets such as the Bank will continue to be examined for compliance with the consumer laws by their primary bank regulators. The Dodd-Frank Act also weakens the federal preemption rules that have been applicable for national banks and federal savings associations, and gives state attorneys general the ability to enforce federal consumer protection laws.

It is difficult to predict at this time the specific impact the Dodd-Frank Act and the yet to be written implementing rules and regulations will have on community banks. Given the uncertainty associated with the manner in which the provisions of the Dodd-Frank Act will be implemented by the various regulatory agencies and through regulations, the full extent of the impact such requirements will have on financial institutions' operations is presently unclear. The changes resulting from the Dodd-Frank Act may impact the profitability of our business activities, require changes to certain of our business practices, impose upon us more stringent capital, liquidity and leverage ratio requirements or otherwise adversely affect our business. These changes may also require us to invest significant management attention and resources to evaluate and make necessary changes in order to comply with new statutory and regulatory requirements.

Other Legislation

The Fair and Accurate Credit Transactions Act ("FACT") was signed into law on December 4, 2003. This law extends the previously existing Fair Credit Reporting Act. New provisions added by FACT address the growing problem of identity theft. Consumers will be able to initiate a fraud alert when they are victims of identity theft, and credit reporting agencies will have additional duties. Consumers will also be entitled to obtain free credit reports through the credit bureaus, and will be granted certain additional privacy rights.

The Sarbanes-Oxley Act of 2002 was enacted to enhance penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures under the federal securities laws. The Sarbanes-Oxley Act generally applies to all companies, including the Company, that file or are required to file periodic reports with the Securities and Exchange Commission under the Securities Exchange Act of 1934, or the Exchange Act. The legislation includes provisions, among other things, governing the services that can be provided by a public company's independent auditors and the procedures for approving such services, requiring the chief executive officer and principal accounting officer to certify certain matters relating to the company's periodic filings under the Exchange Act, requiring expedited filings of reports by insiders of their securities transactions and containing other provisions relating to insider conflicts of interest, increasing disclosure requirements relating to critical financial accounting policies and their application, increasing penalties for securities law violations, and creating a new public accounting oversight board, a regulatory body subject to SEC jurisdiction with broad powers to set auditing, quality control, and ethics standards for accounting firms. In response to the legislation, the national securities exchanges and NASDAQ have adopted new rules relating to certain matters, including the independence of members of a company's audit committee as a condition to listing or continued listing.

Congress is often considering some financial industry legislation, and the federal banking agencies routinely propose new regulations. The Company cannot predict how any new legislation, or new rules adopted by federal or state banking agencies, may affect the business of the Company and its subsidiaries in the future. Given that the financial industry remains under stress and severe scrutiny, and given that the U.S. economy has not yet fully recovered to pre-crisis levels of activity, the Company expects that there will be significant legislation and regulatory actions that may materially affect the banking industry for the foreseeable future.

In addition to federal banking law, the Bank is subject to the Pennsylvania Banking Code. The Banking Code was amended in late 2000 to provide more complete "parity" in the powers of state-chartered institutions compared to national banks and federal savings banks doing business in Pennsylvania. Pennsylvania banks have the same ability to form financial subsidiaries authorized by the Gramm-Leach-Bliley Act, as do national banks.

Environmental Laws

Environmentally related hazards have become a source of high risk and potential liability for financial institutions relating to their loans. Environmentally contaminated properties owned by an institution's borrowers may result in a drastic reduction in the value of the collateral securing the institution's loans to such borrowers, high environmental clean up costs to the borrower affecting its ability to repay the loans, the subordination of any lien in favor of the institution to a state or federal lien securing clean up costs, and liability to the institution for clean up costs if it forecloses on the contaminated property or becomes involved in the management of the borrower. The Company is not aware of any borrower who is currently subject to any environmental investigation or clean up proceeding which is likely to have a material adverse effect on the financial condition or results of operations of the Company.

Effect of Government Monetary Policies

The earnings of the Company are and will be affected by domestic economic conditions and the monetary and fiscal policies of the United States Government and its agencies. The monetary policies of the FRB have had, and will likely continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The FRB has a major effect upon the levels of bank loans, investments, and deposits through its open market operations in the United States Government securities and through its regulation of, among other things, the discount rate on borrowing of member banks and the reserve requirements against member bank deposits. It is not possible to predict the nature and impact of future changes in monetary and fiscal policies.

DESCRIPTION OF BANK

History and Business

The Bank was incorporated under the laws of the Commonwealth of Pennsylvania as a state bank in 1934 and became a wholly owned subsidiary of the Company on July 12, 1983.

As of December 31, 2011, the Bank had total assets of $753,288,000; total shareholders' equity of $67,770,000; and total deposits of $583,569,000. The Bank's deposits are insured by the FDIC for the maximum amount provided under current law.

The Bank engages in business as a commercial bank, doing business at locations in Lycoming, Clinton, Centre, and Montour Counties, Pennsylvania. The Bank offers insurance, securities brokerage services, annuity and mutual fund investment products, and financial planning through The M Group.

Services offered by the Bank include accepting time, demand and savings deposits including Super NOW accounts, statement savings accounts, money market accounts, fixed rate certificates of deposit, and club accounts. Its services also include making secured and unsecured business and consumer loans that include financing commercial transactions as well as construction and residential mortgage loans and revolving credit loans with overdraft protection.

The Bank's loan portfolio mix can be classified into four principal categories. These are real estate, agricultural, commercial, and consumer. Real estate loans can be further segmented into construction and land development, farmland, one-to-four family residential, multi-family, and commercial or industrial. Qualified borrowers are defined by policy and our underwriting standards. Owner provided equity requirements range from 20% to 30% with a first lien status required. Terms are generally restricted to between 10 and 20 years with the exception of construction and land development, which are limited to one to five years. Real estate appraisals, property construction verifications, and site visitations comply with policy and industry regulatory standards.

Prospective residential mortgage customer's repayment ability is determined from information contained in the application and recent income tax returns. Emphasis is on credit, employment, income, and residency verification. Broad hazard insurance is always required and flood insurance where applicable. In the case of construction mortgages, builders risk insurance is requested.

Agricultural loans for the purchase or improvement of real estate must meet the Bank's real estate underwriting criteria. The only permissible exception is when a Farmers Home Loan Administration guaranty is obtained. Agricultural loans made for the purchase of equipment are usually payable in five years, but never more than seven, depending upon the useful life of the purchased asset. Minimum borrower equity ranges from 20% to 30%. Livestock financing criteria depends upon the nature of the operation. Agricultural loans are also made for crop production purposes. Such loans are structured to repay within the production cycle and not carried over into a subsequent year.

Commercial loans are made for the acquisition and improvement of real estate, purchase of equipment, and for working capital purposes on a seasonal or revolving basis. General purpose working capital loans are also available with repayment expected within one year. Equipment loans are generally amortized over three to seven years, with an owner equity contribution required of at least 20% of the purchase price. Insurance coverage with the Bank as loss payee is required, especially in the case where the equipment is rolling stock. It is also a general policy to collateralize non-real estate loans with the asset purchased and, dependant upon loan terms, junior liens are filed on other available assets. Financial information required on all commercial mortgages includes the most current three years balance sheets and income statements and projections on income to be developed through the project. In the case of corporations and partnerships, the principals are often asked to personally guaranty the entity's debt.

Seasonal and revolving lines of credit are offered for working capital purposes. Collateral for such a loan includes the pledge of inventory and/or receivables. Drawing availability is usually 50% of inventory and 75% of eligible receivables. Eligible receivables are defined as invoices less than 90 days delinquent. Exclusive reliance is very seldom placed on such collateral; therefore, other lienable assets are also taken into the collateral pool. Where reliance is placed on inventory and accounts receivable, the applicant must provide financial information including agings on a monthly basis. In addition, the guaranty of the principals is usually obtained.

Letter of Credit availability is limited to standbys where the customer is well known to the Bank. Credit criteria is the same as that utilized in making a direct loan. Collateral is obtained in most cases, and whenever the expiration date is beyond one year.

Consumer loan products include second mortgages, automobile financing, small loan requests, overdraft check lines, and PHEAA referral loans. Our policy includes standards used in the industry on debt service ratios and terms are consistent with prudent underwriting standards and the use of proceeds. Verifications are made of employment and residency, along with credit history.

Second mortgages are confined to equity borrowing and home improvements. Terms are generally ten years or less and rates are fixed. Loan to collateral value criteria is 80% or less and verifications are made to determine values. Automobile financing is generally restricted to five years and done on a direct basis. The Bank, as a practice, does not floor plan and therefore does not discount dealer paper. Small loan requests are to accommodate personal needs such as the purchase of small appliances or for the payment of taxes. Overdraft check lines are limited to $5,000 or less.

The Bank's investment portfolio is analyzed and priced on a monthly basis. Investments are made in U.S. Treasuries, U.S. Agency issues, bank qualified municipal bonds, corporate bonds, and corporate stocks which consist of Pennsylvania bank stocks. Bonds with BAA or better ratings are used, unless a local issue is purchased that has a lesser or no rating. Factors taken into consideration when investments are purchased include liquidity, the Company's tax position, tax equivalent yield, third party investment ratings, and the policies of the Asset/Liability Committee.

The banking environment in Lycoming, Clinton, Centre, and Montour Counties, Pennsylvania is highly competitive. The Bank operates thirteen full service offices in these markets and competes for loans and deposits with numerous commercial banks, savings and loan associations, and other financial institutions. The economic base of the region is developed around small business, health care, educational facilities (college and public schools), light manufacturing industries, and agriculture.

The Bank has a relatively stable deposit base and no material amount of deposits is obtained from a single depositor or group of depositors, excluding public entities that account for approximately 10% of total deposits. Although the Bank has regular opportunities to bid on pools of funds of $100,000 or more in the hands of municipalities, hospitals, and others, it does not rely on these monies to fund loans or intermediate or longer-term investments.

The Bank has not experienced any significant seasonal fluctuations in the amount of its deposits.

Supervision and Regulation

As referenced elsewhere, the banking business is highly regulated, and the Bank is only able to engage in business activities, and to provide products and services, that are permitted by applicable law and regulation. In addition, the earnings of the Bank are affected by the policies of regulatory authorities including the FDIC and the FRB. An important function of the FRB is to regulate the money supply and interest rates. Among the instruments used to implement these objectives are open market operations in U.S. Government Securities, changes in reserve requirements against member bank deposits, and limitations on interest rates that member banks may pay on time and savings deposits. These instruments are used in varying combinations to influence overall growth and distribution of bank loans, investments on deposits, and their use may also affect interest rates charged on loans or paid for deposits.

The policies and regulations of the FRB have had and will probably continue to have a significant effect on the Bank's deposits, loans and investment growth, as well as the rate of interest earned and paid, and are expected to affect the Bank's operation in the future. The effect of such policies and regulations upon the future business and earnings of the Bank cannot accurately be predicted.

ITEM 1A RISK FACTORS

The following sets forth several risk factors that are unique to the Company.

Changes in interest rates could reduce our income, cash flows and asset values.

Our income and cash flows and the value of our assets depend to a great extent on the difference between the interest rates we earn on interest-earning assets, such as loans and investment securities, and the interest rates we pay on interest-bearing liabilities such as deposits and borrowings. These rates are highly sensitive to many factors which are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Board of Governors of the Federal Reserve System. Changes in monetary policy, including changes in interest rates, will influence not only the interest we receive on our loans and investment securities and the amount of interest we pay on deposits and borrowings but will also affect our ability to originate loans and obtain deposits and the value of our investment portfolio. If the rate of interest we pay on our deposits and other borrowings increases more than the rate of interest we earn on our loans and other investments, our net interest income, and therefore our earnings, could be adversely affected. Our earnings also could be adversely affected if the rates on our loans and other investments fall more quickly than those on our deposits and other borrowings.

Economic conditions either nationally or locally in areas in which our operations are concentrated may adversely affect our business.

Deterioration in local, regional, national, or global economic conditions could cause us to experience a reduction in deposits and new loans, an increase in the number of borrowers who default on their loans, and a reduction in the value of the collateral securing their loans, all of which could adversely affect our performance and financial condition. Unlike larger banks that are more geographically diversified, we provide banking and financial services locally. Therefore, we are particularly vulnerable to adverse local economic conditions.

Our financial condition and results of operations would be adversely affected if our allowance for loan losses is not sufficient to absorb actual losses or if we are required to increase our allowance.

Despite our underwriting criteria, we may experience loan delinquencies and losses. In order to absorb losses associated with nonperforming loans, we maintain an allowance for loan losses based on, among other things, historical experience, an evaluation of economic conditions, and regular reviews of delinquencies and loan portfolio quality. Determination of the allowance inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. At any time there are likely to be loans in our portfolio that will result in losses but that have not been identified as nonperforming or potential problem credits. We cannot be sure that we will be able to identify deteriorating credits before they become nonperforming assets or that we will be able to limit losses on those loans that are identified. We may be required to increase our allowance for loan losses for any of several reasons. Federal regulators, in reviewing our loan portfolio as part of a regulatory examination, may request that we increase our allowance for loan losses. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require an increase in our allowance. In addition, if charge-offs in future periods exceed our allowance for loan losses, we will need additional increases in our allowance for loan losses. Any increases in our allowance for loan losses will result in a decrease in our net income and, possibly, our capital, and may materially affect our results of operations in the period in which the allowance is increased.

Many of our loans are secured, in whole or in part, with real estate collateral which is subject to declines in value.

In addition to considering the financial strength and cash flow characteristics of a borrower, we often secure our loans with real estate collateral. Real estate values and the real estate market are generally affected by, among other things, changes in local, regional or national economic conditions, fluctuations in interest rates and the availability of loans to potential purchasers, changes in tax laws and other governmental statutes, regulations and policies, and acts of nature. The real estate collateral provides an alternate source of repayment in the event of default by the borrower. If real estate prices in our markets decline, the value of the real estate collateral securing our loans could be reduced. If we are required to liquidate real estate collateral securing loans during a period of reduced real estate values to satisfy the debt, our earnings and capital could be adversely affected.

Competition may decrease our growth or profits.
We face substantial competition in all phases of our operations from a variety of different competitors, including commercial banks, savings and loan associations, mutual savings banks, credit unions, consumer finance companies, factoring companies, leasing companies, insurance companies, and money market mutual funds. There is very strong competition among financial services providers in our principal service area. Our competitors may have greater resources, higher lending limits, or larger branch systems than we do. Accordingly, they may be able to offer a broader range of products and services as well as better pricing for those products and services than we can.

In addition, some of the financial services organizations with which we compete are not subject to the same degree of regulation as is imposed on federally insured financial institutions. As a result, those nonbank competitors may be able to access funding and provide various services more easily or at less cost than we can, adversely affecting our ability to compete effectively.

The value of certain investment securities is volatile and future declines or other-than-temporary impairments could materially adversely affect our future earnings and regulatory capital.
Continued volatility in the market value for certain of our investment securities, whether caused by changes in market perceptions of credit risk, as reflected in the expected market yield of the security, or actual defaults in the portfolio could result in significant fluctuations in the value of the securities. This could have a material adverse impact on our accumulated other comprehensive income/loss and shareholders' equity depending on the direction of the fluctuations. Furthermore, future downgrades or defaults in these securities could result in future classifications of investment securities as other than temporarily impaired. This could have a material impact on our future earnings, although the impact on shareholders' equity will be offset by any amount already included in other comprehensive income/loss for securities where we have recorded temporary impairment.

We may be adversely affected by government regulation.
The banking industry is heavily regulated. Banking regulations are primarily intended to protect the federal deposit insurance funds and depositors, not shareholders. Changes in the laws, regulations, and regulatory practices affecting the banking industry may increase our costs of doing business or otherwise adversely affect us and create competitive advantages for others. Regulations affecting banks and financial services companies undergo continuous change, and we cannot predict the ultimate effect of these changes, which could have a material adverse effect on our profitability or financial condition.

In response to the financial crisis that commenced in 2008, Congress has taken actions that are intended to strengthen confidence and encourage liquidity in financial institutions, and the FDIC has taken actions to increase insurance coverage on deposit accounts. The Dodd-Frank Act provides for the creation of a consumer protection division at the Board of Governors of the Federal Reserve System that will have broad authority to issue regulations governing the services and products we provide consumers. This additional regulation could increase our compliance costs and otherwise adversely impact our operations. That legislation also contains provisions that, over time, could result in higher regulatory capital requirements and loan loss provisions for the Bank, and may increase interest expense due to the ability granted in July 2011 to pay interest on all demand deposits. In addition, there have been proposals made by members of Congress and others that would reduce the amount delinquent borrowers are otherwise contractually obligated to pay under their mortgage loans and limit an institution's ability to foreclose on mortgage collateral. These proposals could result in credit losses or increased expense in pursuing our remedies as a creditor. Recent regulatory changes impose limits on our ability to charge overdraft fees, which may decrease our non-interest income as compared to more recent prior periods.

The potential exists for additional federal or state laws and regulations, or changes in policy, affecting many aspects of our operations, including capital levels, lending and funding practices, and liquidity standards. New laws and regulations may increase our costs of regulatory compliance and of doing business and otherwise affect our operations, and may significantly affect the markets in which we do business, the markets for and value of our loans and investments, the fees we can charge and our ongoing operations, costs and profitability.

We rely on our management and other key personnel, and the loss of any of them may adversely affect our operations.
We are and will continue to be dependent upon the services of our executive management team. In addition, we will continue to depend on our ability to retain and recruit key commercial loan officers. The unexpected loss of services of any key management personnel or commercial loan officers could have an adverse effect on our business and financial condition because of their skills, knowledge of our market, years of industry experience, and the difficulty of promptly finding qualified replacement personnel.

Environmental liability associated with lending activities could result in losses.
In the course of our business, we may foreclose on and take title to properties securing our loans. If hazardous substances were discovered on any of these properties, we could be liable to governmental entities or third parties for the costs of remediation of the hazard, as well as for personal injury and property damage. Many environmental laws can impose liability regardless of whether we knew of, or were responsible for, the contamination. In addition, if we arrange for the disposal of hazardous or toxic substances at another site, we may be liable for the costs of cleaning up and removing those substances from the site even if we neither own nor operate the disposal site. Environmental laws may require us to incur substantial expenses and may materially limit use of properties we acquire through foreclosure, reduce their value or limit our ability to sell them in the event of a default on the loans they secure. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability.

Failure to implement new technologies in our operations may adversely affect our growth or profits.
The market for financial services, including banking services and consumer finance services is increasingly affected by advances in technology, including developments in telecommunications, data processing, computers, automation, internet-based banking, and telebanking. Our ability to compete successfully in our markets may depend on the extent to which we are able to exploit such technological changes. However, we can provide no assurance that we will be able to properly or timely anticipate or implement such technologies or properly train our staff to use such technologies. Any failure to adapt to new technologies could adversely affect our business, financial condition, or operating results.

An investment in our common stock is not an insured deposit.
Our common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, commonly referred to as the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in our common stock is subject to the same market forces that affect the price of common stock in any company.

ITEM 1B UNRESOLVED STAFF COMMENTS

None.

ITEM 2 PROPERTIES

The Company owns and leases its properties. Listed herewith are the locations of properties owned or leased as of December 31, 2011, in which the banking offices are located; all properties are in good condition and adequate for the Bank's purposes:

Office	Address	Ownership
Main	115 South Main Street P.O. Box 5098 Jersey Shore, Pennsylvania 17740	Owned
Bridge Street	112 Bridge Street Jersey Shore, Pennsylvania 17740	Owned
DuBoistown	2675 Euclid Avenue Williamsport, Pennsylvania 17702	Owned
Williamsport	300 Market Street P.O. Box 967 Williamsport, Pennsylvania 17703-0967	Owned
Montgomery	9094 Rt. 405 Highway Montgomery, Pennsylvania 17752	Owned
Lock Haven	4 West Main Street Lock Haven, Pennsylvania 17745	Owned
Mill Hall	(Inside Wal-Mart), 173 Hogan Boulevard Mill Hall, Pennsylvania 17751	Under Lease
Spring Mills	3635 Penns Valley Road, P.O. Box 66 Spring Mills, Pennsylvania 16875	Owned
Centre Hall	2842 Earlystown Road Centre Hall, Pennsylvania 16828	Land Under Lease
Zion	100 Cobblestone Road Bellefonte, Pennsylvania 16823	Under Lease
State College	2050 North Atherton Street State College, Pennsylvania 16803	Land Under Lease
Montoursville	820 Broad Street Montoursville, Pennsylvania 17754	Under Lease
Danville	606 Continental Boulevard Danville, Pennsylvania 17821	Under Lease
The M Group, Inc. D/B/A The Comprehensive Financial Group	705 Washington Boulevard Williamsport, Pennsylvania 17701	Under Lease

ITEM 3 LEGAL PROCEEDINGS

The Company is subject to lawsuits and claims arising out of its business. In the opinion of management, after review and consultation with counsel, any proceedings that may be assessed will not have a material adverse effect on the consolidated financial position of the Company.

ITEM 4 MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5 MARKET FOR THE REGISTRANT'S COMMON STOCK, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is listed on the NASDAQ Global Select Market under the symbol "PWOD". The following table sets forth (1) the quarterly high and low close prices for a share of the Company's Common Stock during the periods indicated, and (2) quarterly dividends on a share of the common stock with respect to each quarter since January 1, 2009. The following quotations represent prices between buyers and sellers and do not include retail markup, markdown or commission. They may not necessarily represent actual transactions.

	High	Low	Dividends Declared
2011:			
First quarter	$ 40.08	$ 35.46	$ 0.46
Second quarter	39.30	33.33	0.46
Third quarter	36.56	31.07	0.46
Fourth quarter	39.30	32.01	0.46
2010:			
First quarter	$ 34.03	$ 30.04	$ 0.46
Second quarter	34.50	26.76	0.46
Third quarter	33.15	29.41	0.46
Fourth quarter	41.26	31.97	0.46
2009:			
First quarter	$ 25.61	$ 23.00	$ 0.46
Second quarter	31.81	24.89	0.46
Third quarter	34.25	29.89	0.46
Fourth quarter	33.24	30.37	0.46

The Bank has paid cash dividends since 1941. The Company has paid dividends since the effective date of its formation as a bank holding company. It is the present intention of the Company's Board of Directors to continue the dividend payment policy; however, further dividends must necessarily depend upon earnings, financial condition, appropriate legal restrictions, and other factors relevant at the time the Board of Directors of the Company considers dividend policy. Cash available for dividend distributions to shareholders of the Company primarily comes from dividends paid by the Bank to the Company. Therefore, the restrictions on the Bank's dividend payments are directly applicable to the Company. See also the information appearing in Note 19 to "Notes to Consolidated Financial Statements" for additional information related to dividend restrictions.

Under the Pennsylvania Business Corporation Law of 1988 a corporation may not pay a dividend, if after giving effect thereto, the corporation would be unable to pay its debts as they become due in the usual course of business and after giving effect thereto the total assets of the corporation would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of the shareholders whose preferential rights are superior to those receiving the dividend.

As of March 1, 2012, the Company had approximately 1,255 shareholders of record.

Following is a schedule of the shares of the Company's common stock purchased by the Company during the fourth quarter of 2011.

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit) Purchased	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
Month #1 (October 1-October 31, 2011)	–	$ –	–	76,776
Month #2 (November 1-November 30, 2011)	–	–	–	76,776
Month #3 (December 1-December 31, 2011)	–	–	–	76,776

Set forth below is a line graph comparing the yearly dollar changes in the cumulative shareholder return on the Company's common stock against the cumulative total return of the S&P 500 Stock Index, NASDAQ Bank Index, and NASDAQ Composite for the period of five fiscal years assuming the investment of $100.00 on December 31, 2006 and assuming the reinvestment of dividends. The shareholder return shown on the graph below is not necessarily indicative of future performance.



Total Return Performance
150
125
100
75
50
25
Index Value
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
Penns Woods Bancorp, Inc.
S&P 500
NASDAQ Composite
NASDAQ Bank

Index	Period Ending 12/31/06	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11
Penns Woods Bancorp, Inc.	100.00	90.74	68.39	102.58	133.02	136.35
S&P 500	100.00	105.49	66.46	84.05	96.71	98.76
NASDAQ Composite	100.00	110.66	66.42	96.54	114.06	113.16
NASDAQ Bank	100.00	80.09	62.84	52.60	60.04	53.74

ITEM 6 SELECTED FINANCIAL DATA

The following table sets forth certain financial data as of and for each of the years in the five-year period ended December 31, 2011.

(In Thousands, Except Per Share Amounts)	2011	2010	2009	2008	2007
Consolidated Statement of Income Data:					
Interest income	$ 36,376	$ 36,362	$ 36,191	$ 36,108	$ 35,949
Interest expense	7,656	9,868	12,398	14,832	16,447
Net interest income	28,720	26,494	23,793	21,276	19,502
Provision for loan losses	2,700	2,150	917	375	150
Net interest income after provision for loan losses	26,020	24,344	22,876	20,901	19,352
Noninterest income	8,219	7,459	2,287	5,456	7,478
Noninterest expense	19,964	19,492	19,812	17,949	17,316
Income before income taxes	14,275	12,311	5,351	8,408	9,514
Applicable income taxes	1,913	1,382	(742)	405	637
Net income	$ 12,362	$ 10,929	$ 6,093	$ 8,003	$ 8,877
Consolidated Balance Sheet at End of Period:					
Total assets	$ 763,953	$ 691,688	$ 676,204	$ 652,803	$ 628,138
Loans	435,959	415,557	405,529	381,478	360,478
Allowance for loan losses	(7,154)	(6,035)	(4,657)	(4,356)	(4,130)
Deposits	581,664	517,508	497,287	421,368	389,022
Long-term debt	61,278	71,778	86,778	86,778	106,378
Shareholders' equity	80,460	66,620	66,916	61,027	70,559
Per Share Data:					
Earnings per share - Basic	$ 3.22	$ 2.85	$ 1.59	$ 2.07	$ 2.28
Earnings per share - Diluted	3.22	2.85	1.59	2.07	2.28
Cash dividends declared	1.84	1.84	1.84	1.84	1.79
Book value	20.97	17.37	17.45	15.93	18.21
Number of shares outstanding, at end of period	3,837,081	3,835,157	3,834,114	3,831,500	3,875,632
Average number of shares outstanding-basic	3,836,036	3,834,255	3,832,789	3,859,724	3,886,277
Selected Financial Ratios:					
Return on average shareholders' equity	16.60%	15.30%	9.66%	12.02%	12.14%
Return on average total assets	1.69%	1.56%	0.92%	1.27%	1.49%
Net interest margin	4.70%	4.57%	4.40%	4.14%	3.95%
Dividend payout ratio	57.10%	64.56%	115.74%	88.67%	78.33%
Average shareholders' equity to average total assets	10.18%	10.19%	9.50%	10.53%	12.23%
Loans to deposits, at end of period	74.95%	80.30%	81.55%	90.53%	92.66%

ITEM 7 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The Management's Discussion and Analysis of Financial Condition and Results of Operation in the Annual Report are incorporated in their entirety by reference under this Item 7.

ITEM 7A QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk for the Company is comprised primarily from interest rate risk exposure and liquidity risk. Interest rate risk and liquidity risk management is performed at the Bank level as well as the Company level. The Company's interest rate sensitivity is monitored by management through selected interest rate risk measures produced internally. Additional information and details are provided in the Interest Sensitivity section of Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations.

Generally, management believes the Company is well positioned to respond expeditiously when the market interest rate outlook changes.

ITEM 8 FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Company's Consolidated Financial Statements and notes thereto contained in the Annual Report are incorporated in their entirety by reference under this Item 8.

ITEM 9 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A CONTROLS AND PROCEDURES

The Company, under the supervision and with the participation of the Company's management, including the Company's President and Chief Executive Officer along with the Company's Chief Financial Officer, conducted an evaluation of the effectiveness as of December 31, 2011 of the design and operation of the Company's disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act. Based upon that evaluation, the Company's President and Chief Executive Officer along with the Company's Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2011.

There have been no changes in the Company's internal control over financial reporting during the fourth quarter of 2011 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a significant deficiency (as defined in Public Company Accounting Oversight Board Auditing Standard No. 2), or a combination of significant deficiencies, that results in there being more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis by management or employees in the normal course of performing their assigned functions.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2011. Management's assessment did not identify any material weaknesses in the Company's internal control over financial reporting.

In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Because there were no material weaknesses discovered, management believes that, as of December 31, 2011, the Company's internal control over financial reporting was effective.

S.R. Snodgrass, A.C. an independent registered public accounting firm, has audited the consolidated financial statements included in this Annual Report on Form 10-K, as part of the audit, has issued a report, which appears below, on the effectiveness of the Company's internal control over financial reporting as of December 31, 2011.

Date: March 13, 2012

Chief Executive Officer

Chief Financial Officer
(Principal Financial Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SNODGRASS
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

Board of Directors and Shareholders
Penns Woods Bancorp, Inc.

We have audited Penns Woods Bancorp, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Penns Woods Bancorp, Inc. management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report on Management's Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Penns Woods Bancorp, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Penns Woods Bancorp, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of income, shareholders' equity, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2011, and our opinion dated March 13, 2012, expressed an unqualified opinion.

S.R. Snodgrass, A.C.

Wexford, PA
March 13, 2012

ITEM 9B OTHER INFORMATION

None.

PART III

ITEM 10 DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information appearing under the captions "The Board of Directors and its Committees," "Election of Directors," "Information as to Nominees and Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," "Principal Officers of the Corporation," and "Certain Transactions" in the Company's Proxy Statement dated March 21, 2012 (the "Proxy Statement") is incorporated herein by reference.

ITEM 11 EXECUTIVE COMPENSATION

Information appearing under the captions "Compensation of Directors," "Compensation Committee Interlocks and Insider Participation," "Compensation Discussion and Analysis," "Compensation and Benefits Committee Report," "Executive Compensation," "Grants of Plan-Based Awards," "Outstanding Equity Awards," "Option Exercises and Stock Vested," "Nonqualified Deferred Compensation," "Retirement Plan," and "Potential Post-Employment Payments" in the Proxy Statement is incorporated herein by reference.

ITEM 12 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information appearing under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is incorporated herein by reference.

ITEM 13 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information appearing under the captions "Election of Directors" and "Certain Transactions" in the Proxy Statement is incorporated herein by reference.

ITEM 14 PRINCIPAL ACCOUNTING FEES AND SERVICES

The information appearing in the Proxy Statement under the captions, "Audit Fees," "Audit-Related Fees," "Tax Fees," "All Other Fees," and "Audit Committee Pre-Approval Policies and Procedures" is incorporated herein by reference.

PART IV

ITEM 15 EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)1. Financial Statements

The following consolidated financial statements and reports are set forth in Item 8:

Report of Independent Auditors
Consolidated Balance Sheet
Consolidated Statement of Income
Consolidated Statement of Changes in Shareholders' Equity
Consolidated Statement of Cash Flows
Notes to the Consolidated Financial Statements

2. Financial Statement Schedules

Financial statement schedules are omitted because the required information is either not applicable, not required or is shown in the respective financial statements or in the notes thereto.

(b) Exhibits:

(3) (i) Articles of Incorporation of the Registrant, as presently in effect (incorporated by reference to Exhibit 3(i) of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005).

(3) (ii) Bylaws of the Registrant.

(10) (i) Form of First Amendment to the Jersey Shore State Bank Amendment and Restatement of the Director Fee Agreement, dated as of October 1, 2004 (incorporated by reference to Exhibit 10.7 of the Registrant's Current Report on Form 8-K filed on June 29, 2006).

(10) (ii) Consulting Agreement, dated July 18, 2005 between Hubert A. Valencik and Penns Woods Bancorp, Inc. (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on July 18, 2005).

(10) (iii) Consulting Agreement, dated September 28, 2010, among Penns Woods Bancorp, Inc., Jersey Shore State Bank and William H. Rockey (incorporated by reference to Exhibit 10.7 of the Registrant's Current Report on 8-K filed on October 4, 2010).*

(10) (iv) Employment Agreement, dated June 1, 2010, among Penns Woods Bancorp, Inc., Jersey Shore State Bank and Brian L. Knepp (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on June 3, 2010).*

(10) (v) Employment Agreement, dated October 29, 2010, among Penns Woods Bancorp, Inc., Jersey Shore State Bank and Richard A. Grafmyre (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on November 2, 2010).*

(10) (vi) Employment Agreement, dated February 28, 2011, among Penns Woods Bancorp, Inc., Jersey Shore State Bank and Ann M. Riles.*

(21) Subsidiaries of the Registrant.

(23) Consent of Independent Certified Public Accountants.

(31) (i) Rule 13a-14(a)/Rule 15d-14(a) Certification of Chief Executive Officer.

(31) (ii) Rule 13a-14(a)/Rule 15d-14(a) Certification of Principal Financial Officer.

(32) (i) Section 1350 Certification of Chief Executive Officer.

(32) (ii) Section 1350 Certification of Principal Financial Officer.

Exhibit 101 Interactive data file containing the following financial statements formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Balance Sheet at December 31, 2011 and December 31, 2010; (ii) the Consolidated Statement of Income for the years ended December 31, 2011, 2010 and 2009; (iii) the Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2011, 2010 and 2009; (iv) the Consolidated Statement of Comprehensive Income for the years ended December 31, 2011, 2010 and 2009; (v) the Consolidated Statement of Cash Flows for the years ended December 31, 2011, 2010 and 2009; and (vi) the Notes to Consolidated Financial Statements, tagged as blocks of text. As provided in Rule 406T of Regulation S-T, this interactive data file shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, and shall not be deemed "filed" or part of any registration statement or prospectus for purposes of Section 11 or 12 under the Securities Act of 1933, or otherwise subject to liability under those sections.

* Denotes compensatory plan or arrangement.

EXHIBIT INDEX

(3) (ii) Bylaws of the Registrant.

(10) (vi) Employment Agreement, dated February 28, 2011, among Penns Woods Bancorp, Inc., Jersey Shore State Bank and Ann M. Riles.

(21) Subsidiaries of the Registrant.

(23) Consent of Independent Certified Public Accountants.

(31) (i) Rule 13a-14(a)/Rule 15d-14(a) Certification of Chief Executive Officer.

(31) (ii) Rule 13a-14(a)/Rule 15d-14(a) Certification of Principal Financial Officer.

(32) (i) Section 1350 Certification of Chief Executive Officer.

(32) (ii) Section 1350 Certification of Principal Financial Officer.

Exhibit 101 Interactive data file containing the following financial statements formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Balance Sheet at December 31, 2011 and December 31, 2010; (ii) the Consolidated Statement of Income for the years ended December 31, 2011, 2010 and 2009; (iii) the Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2011, 2010 and 2009; (iv) the Consolidated Statement of Comprehensive Income for the years ended December 31, 2011, 2010 and 2009; (v) the Consolidated Statement of Cash Flows for the years ended December 31, 2011, 2010 and 2009; and (vi) the Notes to Consolidated Financial Statements, tagged as blocks of text. As provided in Rule 406T of Regulation S-T, this interactive data file shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, and shall not be deemed "filed" or part of any registration statement or prospectus for purposes of Section 11 or 12 under the Securities Act of 1933, or otherwise subject to liability under those sections.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 13, 2012	PENNS WOODS BANCORP, INC.
	BY: RICHARD A. GRAFMYRE, President & Chief Executive Officer

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Richard A. Grafmyre, President, Chief Executive Officer and Director (Principal Executive Officer)	March 13, 2012
Brian L. Knepp, Chief Financial Officer (Principal Financial Officer)	March 13, 2012
Ronald A. Walko, Chairman of the Board	March 13, 2012
Michael J. Casale, Jr., Director	March 13, 2012
H. Thomas Davis, Jr., Director	March 13, 2012
James M. Furey, II, Director	March 13, 2012
D. Michael Hawbaker, Director	March 13, 2012
Leroy H. Keiler, III, Director	March 13, 2012
R. Edward Nestlerode, Jr., Director	March 13, 2012
William H. Rockey, Director	March 13, 2012
Hubert A. Valencik, Director	March 13, 2012

Management & Board of Directors

(Penns Woods Bancorp, Inc. & Jersey Shore State Bank)

Officers

Richard A. Grafmyre	President & Chief Executive Officer
Ann M. Riles	Senior Vice President & Chief Credit Officer
Paul R. Mamolen	Chief Operating Officer & Senior Vice President of The Comprehensive Financial Group
Brian L. Knepp	Chief Financial Officer & Assistant Secretary
Robert J. Glunk	Vice President of Branch Administration & Business Development
Stephen M. Tasselli	Senior Vice President & Commercial Loan Manager
G. David Gundy	Senior Vice President & Commercial Loan Officer
Gerald J. Seman	Vice President & Mortgage Officer
Leslie K. Benshoff	Vice President & Bank Secrecy Officer
John R. Frey	Vice President & Chief Compliance Officer
Craig A. Russell	Vice President Regional Manager
David R. Palski	Vice President Regional Manager
Larry G. Garverick	Vice President Loan Documentation & Review Officer
William V. Mauck	Vice President Deposit Operations
Michael A. Musto	Vice President and Commercial Loan Officer
Tammy L. Gunsallus	Vice President Regional Manager
Mark A. Beatty	Vice President Network & Telecommunications/Security/Facilities Manager
Aaron J. Cunningham	Vice President Credit & Risk Management
Lori A. Strimple	Vice President Marketing
Janine E. Packer	Controller
Roxanna M. Chapman	Vice President of Loan Servicing
Elizabeth A. Hittle	Vice President Regional Manager
Eric F. Kraytz	Vice President Lending – Centre Region

Registered Representatives For The Comprehensive Financial Group

Stephen D. Lowe	Williamsport Branch

Directors

Michael J. Casale, Jr.	Michael J. Casale, Jr. Esq., LLC
H. Thomas Davis, Jr.	Chairman and CEO of Davis Insurance Agency, Inc.
James M. Furey, II	President & Owner of Eastern Wood Products Company
Richard A. Grafmyre	President & Chief Executive Officer of Penns Woods Bancorp, Inc. & Jersey Shore State Bank
D. Michael Hawbaker	Executive Vice President of Glenn O. Hawbaker, Inc.
Leroy H. Keiler, III	Leroy H. Keiler, III, Attorney at Law
R. Edward Nestlerode, Jr.	Vice President of Nestlerode Contracting Co., Inc.
William H. Rockey	Retired, Former Senior Vice President of Penns Woods Bancorp, Inc. & Jersey Shore State Bank
Hubert A. Valencik	Retired, Former Senior Vice President of Penns Woods Bancorp, Inc. & Jersey Shore State Bank
Ronald A. Walko	Chairman of the Board; Retired, Former President and Chief Executive Officer of Penns Woods Bancorp, Inc. & Jersey Shore State Bank

Honorary Directors

Phillip H. Bower
Lynn S. Bowes
Robert H. Kauffeld
Allan W. Lugg
Jay H. McCormick

JERSEY SHORE MAIN STREET OFFICE
Tammy L. Gunsallus, Manager
115 South Main Street, P.O. Box 5098, Jersey Shore, PA 17740
Phone (570) 398-2213
Monday - Tuesday 8:30 am to 4:30 pm
Wednesday 8:30 am to 1:00 pm
Thursday 8:30 am to 5:00 pm
Friday 8:30 am to 6:00 pm
Saturday Drive-In Only 8:30 am to 12:00 pm
Drive-up ATM Available

JERSEY SHORE BRIDGE STREET OFFICE
Tammy L. Gunsallus, Manager
112 Bridge Street, Jersey Shore, PA 17740
Phone (570) 398-4400
Monday - Wednesday 8:30 am to 4:30 pm
Thursday 8:30 am to 5:00 pm
Friday 8:30 am to 6:00 pm
Saturday 8:30 am to 12:00 pm

DUBOISTOWN OFFICE
Rebecca L. Frank, Manager
2675 Euclid Avenue, Williamsport, PA 17702
Phone (570) 326-3731
Monday - Tuesday 8:30 am to 4:30 pm
Wednesday 8:30 am to 1:00 pm
Thursday 8:30 am to 5:00 pm
Friday 8:30 am to 6:00 pm
Saturday 8:30 am to 12:00 pm
Drive-up ATM Available

WILLIAMSPORT OFFICE
David R. Palski, Manager
300 Market Street, Williamsport, PA 17701
Phone (570) 322-1111
Toll-Free within Pennsylvania 1-888-412-5772
Monday - Tuesday 8:30 am to 4:30 pm
Wednesday Lobby 8:30 am to 1:00 pm
Wednesday Drive-In 8:30 am to 4:30 pm
Thursday 8:30 am to 5:00 pm
Friday 8:30 am to 6:00 pm
Saturday 8:30 am to 12:00 pm
Walk-up ATM available

MONTGOMERY OFFICE
Beverly S. Rupert, Manager
9094 Rt. 405 Highway, Montgomery, PA 17752
Phone (570) 547-6642
Monday - Tuesday 8:30 am to 4:30 pm
Wednesday 8:30 am to 1:00 pm
Thursday 8:30 am to 5:00 pm
Friday 8:30 am to 6:00 pm
Saturday 8:30 am to 12:00 pm
Drive-up ATM Available

LOCK HAVEN OFFICE
Craig A. Russell, Manager
4 West Main Street, Lock Haven, PA 17745
Phone (570) 748-7785
Monday - Tuesday 8:30 am to 4:30 pm
Wednesday 8:30 am to 1:00 pm
Thursday 8:30 am to 5:00 pm
Friday 8:30 am to 6:00 pm
Saturday 8:30 am to 12:00 pm
Drive-up ATM available

MILL HALL OFFICE
Craig A. Russell, Manager
(Inside WAL-MART)
173 Hogan Boulevard, Mill Hall, PA 17751
Phone (570) 748-8680
Monday - Wednesday 9:00 am to 6:00 pm
Thursday - Friday 9:00 am to 8:00 pm
Saturday 9:00 am to 4:00 pm
Walk-up ATM available

SPRING MILLS OFFICE
Bonnie H. Ripka, Manager
3635 Penns Valley Road, Spring Mills, PA 16875
Phone (814) 422-8836
Monday - Wednesday 8:30 am to 4:30 pm
Thursday 8:30 am to 5:00 pm
Friday 8:30 am to 6:00 pm
Saturday 8:30 am to 12:00 pm
Drive-up ATM available

CENTRE HALL OFFICE
Bonnie H. Ripka, Manager
2842 Earlystown Road, Centre Hall, PA 16828
Phone (814) 364-1600
Monday - Tuesday 8:30 am to 4:30 pm
Wednesday 8:30 am to 1:00 pm
Thursday 8:30 am to 5:00 pm
Friday 8:30 am to 6:00 pm
Saturday 8:30 am to 12:00 pm
Walk-up ATM available

ZION OFFICE
Diana M. Blazina, Asst. Manager
100 Cobblestone Road, Bellefonte, PA 16823
Phone (814) 383-2700
Monday - Tuesday 8:30 am to 4:30 pm
Wednesday 8:30 am to 1:00 pm
Thursday 8:30 am to 5:00 pm
Friday 8:30 am to 6:00 pm
Saturday 8:30 am to 12:00 pm
Drive-up ATM available

STATE COLLEGE OFFICE
Patricia K. Stauffer, Manager
2050 North Atherton Street, State College, PA 16803
Phone (814) 235-1710
Monday - Wednesday 8:30 am to 4:30 pm
Thursday 8:30 am to 5:00 pm
Friday 8:30 am to 6:00 pm
Saturday 8:30 am to 12:00 pm
Drive-up ATM available

MONTOURSVILLE OFFICE
Michelle M. Lawson, Manager
820 Broad Street, Montoursville, PA 17754
Phone (570) 368-1200
Monday - Wednesday 8:30 am to 4:30 pm
Thursday 8:30 am to 5:00 pm
Friday 8:30 am to 6:00 pm
Saturday 8:30 am to 12:00 pm
Drive-up ATM available

DANVILLE OFFICE
Marilyn J. Olin, Manager
606 Continental Boulevard, Danville, PA 17821
Phone (570) 271-1700
Monday - Tuesday 8:30 am to 4:30 pm
Wednesday 8:30 am to 1:00 pm
Thursday 8:30 am to 5:00 pm
Friday 8:30 am to 6:00 pm
Saturday 8:30 am to 12:00 pm
Drive-up ATM available

THE M GROUP, INC.
D/B/A THE COMPREHENSIVE FINANCIAL GROUP
Paul R. Mamolen, COO
705 Washington Boulevard, Williamsport, PA 17701
Phone (570) 322-4627

INTERNET BANKING
www.jssb.com

TELEPHONE BANKING
Phone (570) 320-2029 or (877) 520-2265

Member of the Federal Deposit Insurance Corporation

2012 PROXY

PENNS
WOODS
BANCORP, INC.

PENNS WOODS BANCORP, INC.
300 Market Street
Williamsport, PA 17701

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Our Shareholders:

The Annual Meeting of Shareholders of Penns Woods Bancorp, Inc. (the "Corporation") will be held at the Holiday Inn Williamsport, 100 Pine Street, Williamsport, PA 17701, on Wednesday, April 25, 2012 at 1:00 P.M. Only holders of record at the close of business on March 1, 2012, are entitled to notice of and to vote at the Annual Meeting and any adjournment or postponement thereof.

At the 2012 Annual Meeting we will:

1. Elect three (3) Class 2 director nominees of the Board of Directors, to serve for a three-year term that will expire in 2015, and until their successors are elected and qualified (Proposal No. 1);
2. Consider and vote upon an amendment to the Corporation's articles of incorporation to increase the authorized number of shares of common stock from 10,000,000 to 15,000,000 (Proposal No. 2);
3. Consider and vote upon an amendment to the Corporation's articles of incorporation to authorize 3,000,000 shares of preferred stock (Proposal No. 3);
4. Ratify the appointment of S.R. Snodgrass, A.C., of Wexford, Pennsylvania, Certified Public Accountants as the independent registered public accounting firm for the Corporation for the year ending December 31, 2012 (Proposal No. 4); and
5. Transact such other business as may properly come before the Annual Meeting, and any adjournment or postponement thereof.

The Board of Directors recommends that you vote "FOR" each of the proposals.

You are urged to mark, sign, date, and promptly return your proxy in the enclosed postage-paid envelope so that your shares may be voted in accordance with your wishes and in order that the presence of a quorum may be assured. The prompt return of your proxy, regardless of the number of shares you hold, will aid the Corporation in reducing the expense of additional proxy solicitation.

You may access the following proxy materials at http://www.cfpproxy.com/4823:

- Notice of the 2012 Annual Meeting of Shareholders;
- the 2012 Proxy Statement of the Corporation;
- the Corporation's Annual Report to Shareholders for the year ended December 31, 2011; and
- Proxy Card.

You are cordially invited to attend the Annual Meeting. The giving of such proxy does not affect your right to vote in person at the Annual Meeting, if you give written notice to the Secretary of the Corporation of your intention to vote at the Annual Meeting.

By Order of the Board of Directors,

Richard A. Grafmyre
President and Chief Executive Officer

Dated: March 21, 2012

Important Notice Regarding Availability of Proxy Materials for the Annual Meeting of Shareholders to be held on Wednesday, April 25, 2012

The Proxy Statement and Annual Report to Shareholders for the year ended December 31, 2011 are available at http://www.cfpproxy.com/4823.

PENNS WOODS BANCORP, INC.

300 Market Street
Williamsport, PA 17701

PROXY STATEMENT FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD WEDNESDAY, APRIL 25, 2012

Introduction; Date, Time, and Place of Annual Meeting
This proxy statement is being furnished in connection with the solicitation by the Board of Directors of PENNS WOODS BANCORP, INC. (the "Corporation"), a Pennsylvania business corporation, of proxies to be voted at the Annual Meeting (the "Annual Meeting") of holders of Common Stock (the "Common Stock") of the Corporation to be held on Wednesday, April 25, 2012, at 1:00 P.M., at the Holiday Inn Williamsport, 100 Pine Street, Williamsport, PA 17701, and any adjournment or postponement thereof.

The principal executive office of the Corporation is located at 300 Market Street, Williamsport, PA 17701. All inquiries should be directed to Richard A. Grafmyre, President of the Corporation, at (570) 322-1111. Jersey Shore State Bank (the "Bank") is a wholly owned subsidiary of the Corporation.

Solicitation and Revocability of Proxies
This proxy statement and enclosed proxy card are first being sent to shareholders of the Corporation on or about March 21, 2012. Shares represented by the proxy, if properly signed and returned, will be voted in accordance with the specifications made thereon by the shareholders. Any proxy not specifying to the contrary will be voted "FOR" the Class 2 nominees noted, "FOR" the proposal to amend the Corporation's articles of incorporation to increase the number of authorized shares of common stock from 10,000,000 to 15,000,000, "FOR" the proposal to amend the Corporation's articles of incorporation to authorize 3,000,000 shares of preferred stock, and "FOR" the ratification of the appointment of S.R. Snodgrass, A.C., Certified Public Accountants, as the independent registered public accounting firm of the Corporation for the year ending December 31, 2012. The execution and return of the enclosed proxy card will not affect the right of a shareholder of record to attend the Annual Meeting and to vote in person if such shareholder gives written notice to the Secretary of the Corporation. The cost of assembling, printing, mailing, and soliciting proxies and any additional material that the Corporation may furnish shareholders in connection with the Annual Meeting will be borne by the Corporation. In addition to the solicitation of proxies by use of the mails, directors, officers, and employees of the Corporation and/or the Bank may solicit proxies by telephone, telegraph, or personal interview, with nominal expense to the Corporation. The Corporation will also pay the standard charges and expenses of brokerage houses or other nominees or fiduciaries for forwarding proxy soliciting material to the beneficial owners of shares.

A shareholder of record who returns a proxy may revoke the proxy at any time before it is voted (1) by giving written notice of revocation to Richard A. Grafmyre, President and Chief Executive Officer, Penns Woods Bancorp, Inc., 300 Market Street, Williamsport, PA 17701, (2) by executing a later-dated proxy and giving written notice thereof to the Secretary of the Corporation, or (3) by voting in person after giving written notice to the President of the Corporation.

If your shares are held in "street name" (that is, through a broker, trustee, or other holder of record), you will receive a proxy card from your broker seeking instructions as to how your shares should be voted. If no voting instructions are given, your broker or nominee has discretionary authority to vote your shares on your behalf on certain routine matters. A "broker non-vote" results on a matter when your broker or nominee returns a proxy but does not vote on a particular proposal because it does not have discretionary authority to vote on that proposal and has not received voting instructions from you. Under the rules of The New York Stock Exchange, only Proposal No. 4 (the ratification of the appointment of the Corporation's independent registered public accounting firm) is a routine matter, and therefore is the only proposal for which your broker or nominee has discretionary authority to vote. Your broker or nominee does not have discretionary authority to vote on Proposal No. 1 (the election of the three Class 2 directors), Proposal No. 2 (the proposal to amend the articles of incorporation to increase the number of authorized shares of common stock), or Proposal No. 3 (the proposal to amend the articles of incorporation to authorize preferred stock). You may not vote shares held in "street name" at the Annual Meeting unless you obtain a legal proxy from your broker or holder of record.

Quorum
Under the Corporation's bylaws, the presence, in person or by proxy, of shareholders entitled to cast at least a majority of the votes which all shareholders are entitled to cast will constitute a quorum for transaction of business at the Annual Meeting.

Voting Securities
Holders of record of the common stock at the close of business on March 1, 2012 will be entitled to notice of and to vote at the Annual Meeting. On March 1, 2012 there were 3,837,322 shares of common stock outstanding. Each share of the common stock outstanding as of the close of business on March 1, 2012, is entitled to one vote on each matter that comes before the meeting and holders do not have cumulative voting rights with respect to the election of directors.

Under Pennsylvania law and the Bylaws of the Corporation, the presence of a quorum is required for each matter to be acted upon at the Annual Meeting. Votes withheld, abstentions, and broker non-votes will be counted in determining the presence of a quorum for the particular matter.

Assuming the presence of a quorum, the three nominees for director receiving the highest number of votes cast by shareholders entitled to vote for the election of directors shall be elected. Votes withheld from a nominee and broker non-votes will not constitute or be counted as votes cast for such nominee.

Assuming the presence of a quorum, the affirmative vote of a majority of all votes cast by shareholders at the Annual Meeting is required for the other matters to be considered at the Annual Meeting. Abstentions will not constitute or be counted as votes cast, and therefore, will not affect the outcome of the vote on these matters.

All proxies properly executed and not revoked will be voted as specified.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

The Corporation maintained the following standing committees for 2011, the current members of which are as follows:

		Number of Times Met During 2011
AUDIT:	James M. Furey, II, D. Michael Hawbaker, Leroy H. Keiler, III, R. Edward Nestlerode, Jr.	4
EXECUTIVE:	Michael J. Casale, Jr., H. Thomas Davis, Jr., R. Edward Nestlerode, Jr., Hubert A. Valencik	0

The Bank maintained the following standing committees for 2011, the current members of which are as follows:

AUDIT:	James M. Furey, II, D. Michael Hawbaker, Leroy H. Keiler, III, R. Edward Nestlerode, Jr.	4
BUILDING & INSURANCE:	Michael J. Casale, Jr., H. Thomas Davis, Jr., James M. Furey, II, Leroy H. Keiler, III, Hubert A. Valencik	1
EXECUTIVE:	Michael J. Casale, Jr., H. Thomas Davis, Jr., James M. Furey, II, R. Edward Nestlerode, Jr., Hubert A. Valencik	0
COMPENSATION & BENEFITS:	Michael J. Casale, Jr., H. Thomas Davis, Jr., D. Michael Hawbaker, R. Edward Nestlerode, Jr.	1
ASSET LIABILITY:	James M. Furey, II, D. Michael Hawbaker, Leroy H. Keiler, III, William H. Rockey, Hubert A. Valencik, Ronald A. Walko, Richard A. Grafmyre, Robert J. Glunk, Brian L. Knepp, Ann M. Riles, Janine E. Packer (Mr. Glunk, Mr. Knepp, Ms. Riles, and Ms. Packer are employees of the Bank.)	4

The Audit Committee was composed of five (5) independent directors within the meaning of the NASDAQ listing standards during 2011, and will be composed of four (4) independent directors during 2012 as a result of the death of Director James E. Plummer, who served as the Audit Committee Financial Expert. The Audit Committee operates under a written charter, a copy of which is available on our website, www.jssb.com, under Investor Relations/ Financial Information/ Governance Documents and is available upon written request to the President. The Board of Directors has designated R. Edward Nestlerode, Jr. as the Audit Committee Financial Expert. The Audit Committee is responsible for the appointment, compensation, oversight, and termination of the Corporation's independent auditors. The Audit Committee is required to pre-approve audit and certain non-audit services performed by the independent auditors. The Audit Committee also assists the Board of Directors in providing oversight over the integrity of the Corporation's financial statements, compliance with applicable legal and regulatory requirements, and the performance of our internal audit function. The Audit Committee also is responsible for, among other things, reporting to the Board of Directors on the results of the annual audit and reviewing the financial statements and related financial and non-financial disclosures included in our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Importantly, from a corporate governance perspective, the Audit Committee regularly evaluates the independent auditors' independence, including approving consulting and other legally permitted, non-audit services provided by the auditors and the potential impact of the services on the auditors' independence. The Audit Committee meets periodically with the independent auditors and the internal auditors outside of the presence of management, and possesses the authority to retain professionals to assist it in meeting its responsibilities without consulting with management. The Audit Committee reviews and discusses with management earnings releases, including the use of pro forma information. The Audit Committee also discusses with management and the independent auditors the effect of accounting initiatives. The Audit Committee also is responsible for receiving and retaining complaints and concerns relating to accounting and auditing matters.

The Board of Directors of the Corporation met nine (9) times during 2011. The Board of Directors of the Bank met twenty-six (26) times during 2011. All of the Directors attended at least 75% of the aggregate of all meetings of the Board of Directors and the Committees of which they were members.

Board Leadership Structure

Our Board of Directors maintains the freedom to choose whether the roles of Chairman of the Board and Chief Executive Officer should be combined or separated, based on what it believes is best for the Corporation and its shareholders at any given time. The Board of Directors has determined that it is appropriate to separate the roles of Chief Executive Officer and Chairman of the Board. Accordingly, Ronald A. Walko serves as Chairman of the Board of the Corporation and Bank, while Richard A. Grafmyre serves as Chief Executive Officer of the Corporation and Bank. The Board of Directors believes this arrangement provides stronger corporate governance and conforms to industry best practices.

Board Risk Oversight

Each member of the Board of Directors has a responsibility to monitor and manage risks faced by the Corporation. At a minimum, this requires the members of the Board of Directors to be actively engaged in board discussions, review materials provided to them, and know when it is appropriate to request further information from management and/or engage the assistance of outside advisors. Furthermore, because the banking industry is highly regulated, certain risks to the Corporation are monitored by the Board of Directors through its review of the Corporation's and the Bank's compliance with regulations set forth by the banking regulatory authorities. Because risk oversight is a responsibility for each member of the Board of Directors, the Board's responsibility for risk oversight is not concentrated into a single committee. Instead, oversight is delegated, to a large degree, to the various board committees with an independent director serving in the capacity of committee chairman. These committees meet formally, as needed, to discuss risks and monitor specific areas of the Corporation's performance with their findings reported at the next scheduled full meeting of the Board of Directors. In addition, the composition of the Board of Directors and normal agenda allow for the continuous oversight of risk by providing an environment which encourages the directors to ask specific questions or raise concerns and allots them sufficient time and materials to do so effectively. The overlap of committee membership provides a broad perspective of various risks and the actions undertaken to manage risks in today's environment.

Director Independence
In the view of the Board of Directors, all directors who are independent within the meaning of the NASDAQ listing standards should participate in the selection of director nominees. Accordingly, all directors, except for Messrs. Walko, Rockey, and Grafmyre, participate in the selection of director nominees. Directors who participate in the selection of director nominees operate under a written charter, a copy of which is available on our website, www.jssb.com, under Investor Relations/Financial Information/Governance Documents and is available upon request to the President. Independent directors considering the selection of director nominees will consider candidates recommended by shareholders. Shareholders desiring to submit a candidate for consideration as a nominee of the Board of Directors must submit the same information with regard to the candidate as that required to be included in the Corporation's proxy statement with respect to nominees of the Board of Directors in addition to any information required by the Bylaws of the Corporation. Shareholder recommendations should be submitted in writing to Penns Woods Bancorp, Inc., 300 Market Street, Williamsport, PA 17701 (Attention: President and Chief Executive Officer), on or before December 31 of the year preceding the year in which the shareholder desires the candidate to be considered as a nominee. Although the Board of Directors at this time does not utilize any specific written qualifications, guidelines, or policies in connection with the selection of director nominees, candidates must have a general understanding of the financial services industry or otherwise be able to provide some form of benefit to the Corporation's business, possess the skills and capacity necessary to provide strategic direction to the Corporation, be willing to represent the interests of all shareholders, be able to work in a collegial board environment, and be available to devote the necessary time to the business of the Corporation. In addition to these requirements, candidates will be considered on the basis of diversity of experience, skills, qualifications, occupations, education, and backgrounds, and whether the candidate's skills and experience are complementary to the skills and experience of other Board members. Candidates recommended by shareholders will be evaluated on the same basis as candidates recommended by the independent directors.

Nominations for director to be made at the Annual Meeting by shareholders entitled to vote for the election of directors must be submitted to the Secretary of the Corporation not less than ninety (90) days or more than one hundred fifty (150) days prior to the Annual Meeting, which notice must contain certain information specified in the Bylaws. No notice of nomination for election as a director has been received from any shareholder as of the date of this proxy statement. If a nomination is attempted at the Annual Meeting that does not comply with the procedures required by the Bylaws or if any votes are cast at the Annual Meeting for any candidate not duly nominated, then such nomination and/or such votes may be disregarded.

COMPENSATION OF DIRECTORS

Director Compensation Table

Name	Fees Earned Or Paid In Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(1)	All Other Compensation ($)(2)	Total ($)
Michael J. Casale, Jr.	$ 37,200	$ —	$ —	$ —	$ —	$ —	$ 37,200
H. Thomas Davis, Jr.	33,400	—	—	—	—	—	33,400
James M. Furey, II	41,200	—	—	—	—	—	41,200
D. Michael Hawbaker	39,200	—	—	—	—	—	39,200
Leroy H. Keiler, III	41,900	—	—	—	—	—	41,900
R. Edward Nestlerode, Jr.	37,700	—	—	—	—	—	37,700
James E. Plummer	45,400	—	—	—	—	—	45,400
William H. Rockey	39,200	—	—	—	—	43,200	82,400
Hubert A. Valencik	41,200	—	—	—	—	31,972	73,172
Ronald A. Walko	35,400	—	—	—	—	—	35,400

(1) Represents portion, if any, of interest credited to the director's deferred fee account which exceeds 120% of the applicable federal rate under the Internal Revenue Code. The director fee agreements are described below.

(2) Represents earnings from consulting agreements (described in detail below) and, in the case of Mr. Valencik, an additional $15,172 for health insurance benefits.

In connection with his retirement on September 30, 2010, Mr. Rockey, the Corporation, and the Bank entered into a consulting agreement, effective October 1, 2010 for a period of twelve months. Under the agreement, Mr. Rockey assisted the Corporation and the Bank in retaining and developing customers of the Bank in Centre County, Pennsylvania until September 30, 2011. In return for these services, the Company paid Mr. Rockey $4,800 per month during the term of the agreement.

In connection with his retirement, Mr. Valencik and the Corporation entered into a consulting agreement, effective August 1, 2005. Under the agreement, Mr. Valencik performs certain consulting services for the Corporation, principally in the area of business development. The agreement renews annually on each August 1, subject to either party's right to terminate the agreement upon 45 days' prior written notice. During the term of the consulting agreement, Mr. Valencik will be required to devote not more than 20 hours per week to the provision of consulting services. In consideration of the consulting services, he will be paid $1,400 per month and will be reimbursed for the after-tax cost of health insurance if he is then ineligible for coverage under the Corporation's health insurance programs.

The Corporation paid a $10,000 retainer fee to each director of the Corporation during 2011. All directors of the Bank received $1,000 for each meeting of the Board of Directors of the Bank, $500 for each Audit or Asset Liability Committee meeting, and $400 for all other committee meetings of the Board of Directors of the Bank that the director attended during 2011. In addition, directors receive compensation for accompanying an officer on property appraisals at a rate of $20 for the first hour and $10 for each subsequent hour. The director serving as the Secretary of the Board of Directors receives $200 per meeting. In the aggregate, the existing Board of Directors of the Corporation earned $391,800 for all Board and committee meetings of the Corporation and the Bank attended. This total also includes the total received for appraisals and the secretarial function. A portion of fees earned are used to fund a deferred compensation plan for the directors who participated in this plan.

The Bank and Directors Casale, Furey, Rockey, and Walko have entered into director fee agreements pursuant to which each participating director may defer payment of all or a portion of his director's fees earned for service on the Boards of Directors of the Corporation and the Bank. The Bank has established a deferral account for each participating director on its books. Benefits are funded by each director's fees and the Bank's general assets and are payable upon retirement, early termination, disability, death, or the occurrence of a change in control of the Corporation or the Bank. Interest is credited to each deferral account at an annual rate equal to 50% of the Corporation's return on equity for the immediately prior year, compounded monthly. Following termination of service, interest is credited to a deferral account at a rate based on the yield of the 10-year treasury note. A participating director may receive a benefit if the Board of Directors has determined that, following a request by a participating director, such director has suffered a severe unforeseeable financial hardship and becomes payable at the Board of Directors discretion. Generally, the payments are payable, at the participating director's prior election, in a lump sum or in 60 equal monthly installments. Following the occurrence of a triggering event, payments will commence within 30 days after, at the participating director's prior election, his retirement or termination of service, or the occurrence of a change in control of the Corporation or the Bank. If payments were not triggered until the participating director's death, the benefits will be paid within 90 days following receipt of the director's death certificate.

Mr. Grafmyre did not receive any director fees during 2011. Commencing in 2011, employee directors elected to the Board for the first time during 2010 and in any year thereafter (including Mr. Grafmyre) will not receive any separate compensation for serving as a director of the Corporation or the Bank.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Directors Casale, Davis, Furey, Hawbaker, Keiler, Nestlerode, and Valencik have lending relationships with the Bank, our wholly owned banking subsidiary, which were made, and presently are, in compliance with Regulation O under the federal banking laws. For more information relating to loans to our directors, see "Certain Transactions." With these exceptions, no member of the Compensation and Benefits Committee (i) was, during the 2011 fiscal year, or had previously been, an officer or employee of the Corporation or its subsidiaries or (ii) had any direct or indirect material interest in a transaction of the Corporation or a business relationship with the Corporation, in each case that would require disclosure under applicable rules of the SEC. No other interlocking relationship existed between any member of the Compensation and Benefits Committee or an executive officer of the Corporation, on the one hand, and any member of the Compensation Committee (or committee performing equivalent functions, or the full Board of Directors) or an executive officer of any other entity, on the other hand, requiring disclosure pursuant to the applicable rules of the SEC.

PROPOSAL NO. 1
ELECTION OF DIRECTORS

The Bylaws provide that the Board of Directors shall consist of not less than five (5) nor more than twenty-five (25) directors who are shareholders, the exact number to be fixed and determined from time to time by resolution of the full Board of Directors or by resolution of the shareholders at any annual or special meeting. The Articles of Incorporation and Bylaws further provide that the directors shall be divided into three (3) classes, as nearly equal in number as possible, known as Class 1, Class 2, and Class 3. The directors of each class serve for a term of three (3) years and until their successors are elected and qualified. Under Pennsylvania law, directors of the Corporation can be removed from office by a vote of shareholders only for cause. Following the death of Director James E. Plummer in 2011, Director Ronald A. Walko moved from Class 1 to Class 2 to maintain each class as nearly equal in number as possible as required by Pennsylvania law and the Corporation's articles of incorporation and bylaws, and the Board of Directors set the number of directors at ten (10). The directors of the Corporation serve as follows:

Nominees for election of Class 2 Directors whose term expires in 2015:	Class 3 Directors to serve until 2014:	Class 1 Directors to serve until 2013:
Leroy H. Keiler, III (age 48)	H. Thomas Davis, Jr. (age 63)	Michael J. Casale, Jr. (age 60)
Hubert A. Valencik (age 70)	James M. Furey, II (age 64)	R. Edward Nestlerode, Jr. (age 59)
Ronald A. Walko (age 65)	Richard A. Grafmyre (age 58)	William H. Rockey (age 65)
	D. Michael Hawbaker (age 44)	

The Board of Directors has affirmatively determined that all of the Corporation's directors are independent within the meaning of the NASDAQ listing standards, except for Ronald A. Walko, Chairman of the Board and former President and Chief Executive Officer of the Corporation and the Bank, William H. Rockey, former Senior Vice President of the Corporation and the Bank, and Richard A. Grafmyre, President and Chief Executive Officer of the Corporation and the Bank. The Board categorically determined that a lending relationship resulting from a loan made by the Bank to a director would not affect the determination of independence if the loan complies with Regulation O under the federal banking laws. The Board also categorically determined that maintaining with the Bank a deposit, savings, or similar account by a director or any of the director's affiliates would not affect the determination of independence if the account is maintained on the same terms and conditions as those available to similarly situated customers.

The proxies solicited hereunder will be voted "FOR" (unless otherwise directed) the three (3) director nominees of the Board of Directors listed previously for election as Class 2 directors. Each nominee has agreed to serve if elected and qualified. The Corporation does not contemplate that any nominee will be unable to serve as a director for any reason. However, in the event one or more of the nominees should be unable to stand for election, proxies will be voted for the remaining nominees and such other persons selected by the Board of Directors, in accordance with the best judgment of the proxy holders.

INFORMATION AS TO NOMINEES AND DIRECTORS

Set forth below is the principal occupation and certain other information regarding the nominees and other directors whose terms of office will continue after the annual meeting. In addition, below we provide the particular experience, qualification, attributes, or skills that led the Board of Directors to conclude that each director and nominee should serve as a director. Share ownership information for each director and nominee is included under "Beneficial Ownership and Other Information Regarding Directors and Management."

NOMINEES FOR DIRECTOR

Leroy H. Keiler, III operates Leroy H. Keiler, Attorney at Law. Mr. Keiler has served as a director of the Corporation since 2006. Because banking is a highly regulated industry and success in the industry is dependent on adequately managing certain lending risks, Mr. Keiler's experience as an attorney is helpful to the Board in reviewing the Bank's legal matters and documentation related to residential lending matters. Additionally, Mr. Keiler's relatively younger age adds to the diversity of the Board and helps to ensure that the Board will develop Board members with a depth of knowledge of the Corporation and the Bank, in order to avoid knowledge and experience voids as older Board members retire.

Hubert A. Valencik is a retired former Senior Vice President and Chief Operations Officer of the Bank and Senior Vice President of the Corporation. Mr. Valencik has served as a director of the Corporation since 2005. As the former Chief Operations Officer of the Bank, Mr. Valencik continues to provide the Board valuable insight and information regarding the operations of the Bank, which assists the Board in providing adequate levels of management oversight.

Ronald A. Walko is the Chairman of the Board of the Corporation and the Bank. He joined the Bank in 1986 as Vice President and Senior Loan Officer. He was elected Executive Vice President and Chief Executive Officer of Penns Woods Bancorp, Inc. and the Bank in May 1999, and served as the President and Chief Executive Officer of Penns Woods Bancorp, Inc. and the Bank from August 2000 until October 2010. With 25 plus years of service with the Bank, Mr. Walko possesses a deep understanding of the Bank's operations.

DIRECTORS CONTINUING IN OFFICE

Michael J. Casale, Jr. is the principal of Michael J. Casale, Jr., Esq., LLC. Mr. Casale has served as a director of the Corporation since 1999. Because banking is a highly regulated industry and success in the industry is dependent on adequately managing certain lending risks, Mr. Casale's experience as an attorney is helpful to the Board in reviewing the Bank's legal matters and documentation related to commercial lending matters.

H. Thomas Davis, Jr. is Chairman and Chief Executive Officer of Davis Insurance Agency, Inc. a provider of property and casualty insurance. Mr. Davis has served as a director of the Corporation since 1999. Mr. Davis' extensive knowledge of the insurance industry remains important to the Board for its oversight of the Bank's wholly owned subsidiary, The M Group, Inc., d/b/a The Comprehensive Financial Group, which sells insurance products.

James M. Furey, II is President and owner of Eastern Wood Products. Mr. Furey has served as a director of the Corporation since 1990. Through Mr. Furey's professional experience in the lumber industry, which is significant in the Williamsport region, he has developed strong ties to the community there, which remains the Bank's primary market. From these community relationships, Mr. Furey provides the Board with insight as to the growth opportunities and real estate industry within the Williamsport region.

Richard A. Grafmyre has served as President and Chief Executive Officer of the Corporation and the Bank since joining the Corporation in October 2010. Prior to joining the Corporation, Mr. Grafmyre served as President, Chief Executive Officer, and Chairman of FNB Bank since 1997. For the efficient operation of the Board, the Board believes that the President and Chief Executive Officer should have a position on the Board to act as a liaison between the Board and management and to assist with the Board's oversight responsibilities by ensuring the Board receives information from management in a timely and accurate manner to permit the Board to carry out its responsibilities effectively. Mr. Grafmyre's extensive professional banking experience within a larger holding company structure enables him to provide the Board with insight as to how the Bank's operations, policies, and implementation of strategic plans compare to those of its peers.

D. Michael Hawbaker is Executive Vice President of Glenn O. Hawbaker, Inc., a provider of heavy construction services and products throughout the company's market area in Centre County, Pennsylvania. Mr. Hawbaker has served as a director of the Corporation since 2007. Mr. Hawbaker, as our youngest Board member, adds to the diversity of the Board and helps to ensure that the Board will develop Board members with a depth of knowledge of the Corporation and the Bank, in order to avoid knowledge and experience voids as older Board members retire. Additionally, Mr. Hawbaker understands the community and political landscape of the Centre County area where the Board intends to continue to grow the Bank's business. Mr. Hawbaker possesses a level of financial acumen important to his service as a member of the Audit Committee.

R. Edward Nestlerode, Jr. is a Vice President and Chief Executive Officer of Nestlerode Contracting Co., Inc., which specializes in bridge building. Mr. Nestlerode has served as a director of the Corporation since 1995. Mr. Nestlerode maintains strong community ties in the Clinton County area, which is a region that the Bank intends to grow its business. Through his business, Mr. Nestlerode has developed knowledge of the construction industry, which provides the Board with insight regarding the development of potential customer relationships and opportunities for the Bank. In addition, Mr. Nestlerode's previous experience as a Chief Financial Officer is valuable as a member of the Audit Committee.

William H. Rockey is a retired former Senior Vice President of the Corporation and the Bank. He was the president of the former First National Bank of Spring Mills. Mr. Rockey has served as a director of the Corporation since 1999. Mr. Rockey's ties to Centre County, Pennsylvania will assist the Bank in growing its business in the Centre County region. In addition, Mr. Rockey's former position with the Corporation, along with his long-time professional banking experience in Centre County, Pennsylvania, combined with his knowledge and familiarity of the Bank's culture and operating procedures, provide the Board with significant business development resources and experience.

PRINCIPAL OFFICERS OF THE CORPORATION

The following table lists the executive officers of the Corporation as of March 1, 2012:

Name	Age	Position and/or Offices With the Corporation	Bank Employee Since	Number of Shares of the Corporation	Year First Elected an Officer
Richard A. Grafmyre	58	President & Chief Executive Officer	2010	1,078	2010
Brian L. Knepp	37	Chief Financial Officer	2005	620	2005
Ann M. Riles	57	Senior Vice President & Chief Credit Officer	1983	5,045	2007

Biographical information for Mr. Grafmyre is set forth above under the caption "Information as to Nominees and Directors."

Mr. Knepp joined the Bank in 2005 as Vice President – Finance and became the Chief Financial Officer in April 2008.

Ms. Riles joined the Bank in 1983 as a loan officer, and was appointed Senior Vice President and Chief Credit Officer in 2007.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

PRINCIPAL OWNERS

As of March 1, 2012, there were no persons who owned of record or who are known by the Board of Directors to be beneficial owners of more than 5% of the Corporation's common stock.

BENEFICIAL OWNERSHIP AND OTHER INFORMATION REGARDING DIRECTORS AND MANAGEMENT

The following table sets forth, as of March 1, 2012, information regarding the number of shares and percentage of the outstanding shares of common stock beneficially owned by each director, executive officer, and as a group. Unless otherwise indicated in a footnote, shares of our common stock have not been pledged as security.

Name	Principal Occupation for Past Five Years	Year First Became a Director	Amount & Nature of Beneficial Ownership		% of Total Shares Outstanding
Michael J. Casale, Jr.	Principal, Michael J. Casale, Jr., Esq., LLC	1999	21,584	(1)	0.56%
H. Thomas Davis, Jr.	Chairman & Chief Executive Officer of Davis Insurance Agency, Inc.	1999	18,445	(2)	0.48%
James M. Furey, II	President & Owner of Eastern Wood Products	1990	14,607	(3)	0.38%
Richard A. Grafmyre	President & Chief Executive Officer of the Corporation and Bank	2010	1,078	(4)	0.03%
D. Michael Hawbaker	Executive Vice President of Glenn O. Hawbaker, Inc.	2007	800	(5)	0.02%
Leroy H. Keiler, III	Leroy H. Keiler, III, Attorney at Law	2006	549	(6)	0.01%
Brian L. Knepp	Chief Financial Officer of the Corporation and Bank	N/A	620	(7)	0.02%
R. Edward Nestlerode, Jr.	Vice President and Chief Executive Officer of Nestlerode Contracting Co., Inc.	1995	16,200	(8)	0.42%
Ann M. Riles	Senior Vice President & Chief Credit Officer of the Corporation and Bank	N/A	5,045	(9)	0.13%
William H. Rockey	Retired; Former Senior Vice President of the Corporation and Bank; Former President of First National Bank of Spring Mills	1999	32,912	(10)	0.86%
Hubert A. Valencik	Retired; Former Senior Vice President & Chief Operations Officer of the Bank; Former Senior Vice President of the Corporation	2005	15,078	(11)	0.39%
Ronald A. Walko	Chairman of the Board; Former President & Chief Executive Officer of the Corporation and Bank	2000	22,516	(12)	0.59%
All Executive Officers and Directors as a group			149,434		3.89%

(1) Includes 15,918 shares held jointly with his spouse, 660 shares held by his spouse, and 5,006 shares held by his children.
(2) Shares held individually.
(3) Includes 6,547 shares held jointly with his spouse, 6,430 held individually, and 1,630 shares held by his spouse.

(4) Shares held individually.
(5) Includes 600 shares held jointly with his spouse and 200 shares held individually.
(6) Shares held jointly with his spouse.
(7) Shares held individually.
(8) Includes 7,631 shares held jointly with his spouse and his father, 6,858 shares held individually, 501 shares held by his children, and 1,210 shares held by Nestlerode Contracting Co., Inc.
(9) Includes 3,542 shares held jointly with her spouse and 1,503 shares held individually.
(10) Includes 31,670 shares held jointly with his spouse, and 1,242 shares held individually.
(11) Includes 3,310 shares held jointly with his spouse, and 11,768 shares held individually.
(12) Includes 19,896 shares held jointly with his spouse and children, 2,083 shares held individually, 435 shares held by his spouse, and 102 shares held jointly by his spouse and children.

SECTION 16 (a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") requires our officers and directors, and any persons owning ten percent or more of our common stock, to file in their personal capacities initial statements of beneficial ownership on Form 3, statements of changes in beneficial ownership on Form 4, and annual statements of beneficial ownership on Form 5 with the Securities and Exchange Commission (the "SEC"). Persons filing such beneficial ownership statements are required by SEC regulation to furnish us with copies of all such statements filed with the SEC. The rules of the SEC regarding the filing of such statements require that "late filings" be disclosed in the Corporation's proxy statement. Based solely on the reports received by us or filed with the SEC and on written representations from reporting persons, we believe all such persons complied with all applicable filing requirements during 2011, with the exception of Mr. Plummer, for whom one late Form 4 was filed reporting a single transaction.

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Discussion and Analysis addresses the following issues: members of the Compensation and Benefits Committee (the "Committee") and their role, compensation-setting process, philosophy regarding executive compensation, and components of executive compensation.

Committee Members and Independence

The Committee is comprised of four (4) independent directors under the requirements set forth in the NASDAQ listing standards. The members of the Committee are: Michael J. Casale, Jr., H. Thomas Davis, Jr., D. Michael Hawbaker, and R. Edward Nestlerode, Jr.

Role of Committee

The Committee's focus is to establish a compensation policy and philosophy that will enable the Corporation to attract, retain, motivate, and reward executive officers that are critical to the success of the Corporation. In doing so, the Committee:

- reviews and adjusts the principles guiding the compensation policy to maintain alignment with short and long-term strategic goals and to build shareholder value;
- establishes performance objectives including, but not limited to, earnings, return on assets, return on equity, total assets, and quality of the loan portfolio;
- evaluates the performance of the executive officers in comparison to the performance goals;
- determines the compensation of executive officers and the components of the compensation;
- administers the retirement plans of the Corporation, including the defined benefit, defined contribution, and 401(k) plans;
- administers the 2006 Employee Stock Purchase Plan;
- recommends changes to compensation plans, cash or equity, to the full Board of Directors;
- reviews and recommends changes to succession plans; and
- reviews and recommends changes to director compensation.

Committee Meetings

The Committee meets as often as necessary. During 2011, the Committee held one meeting at which it determined and approved wage and benefit changes for the 2012 fiscal year. The Committee does not maintain a written charter. The Committee works with the President and Chief Executive Officer to determine the meeting agenda and material to be reviewed. The materials and inputs utilized may include, but are not limited to, the following:

- financial reports outlining budget to actual performance;
- reports of corporate achievement/recognition by outside parties;
- forecasted financial results as compared to the current budget and actual results;
- peer financial analysis and comparison;
- completion and progress of meeting strategic goals;
- peer equity and cash compensation data;
- national and regional compensation surveys; and
- financial impact of current and proposed compensation programs.

Committee Process

The Committee sets the compensation of the executive officers and other employees during the fourth quarter of each fiscal year for the next year. Although the decisions are made in the fourth quarter, the Committee continuously monitors the performance of the Corporation and executives throughout the year as part of the routine full Board of Directors meetings.

The Committee utilizes the input and assistance of management when making compensation decisions. Management input includes:

- employee performance evaluations and compensation recommendations;
- reporting actual and forecasting future results;

- establishing performance objectives;
- review and recommendations of non-cash employee compensation programs; and
- assistance with Committee meeting agendas.

The President and Chief Executive Officer has direct involvement with the Committee during the meetings in order to provide status updates on the attainment of strategic goals, discuss performance evaluations, and make recommendations on executive officer compensation packages, for the named executive officers other than himself.

Annually, the Committee meets to evaluate the performance of the executive officers, set the compensation for the following fiscal year, and to determine their cash bonus to be paid for the current year.

Compensation Elements
Base Salary
The Committee believes that the base salary of the named executive officers is the cornerstone of the compensation package and is the primary source of compensation to the executive. The base salary provides a consistent level of pay to the executive, which the Committee feels decreases the amount of executive turnover, promotes the long-term goals of the Corporation, and is a tax deductible expense. The factors used in determining the level of base salary include the executive's qualifications and experience, tenure with the Corporation, responsibilities, attainment of goals and objectives, past performance, and peer practices. A review of past performance and the attainment of goals and objectives are reviewed annually as part of the formal annual performance review. During the review, which occurs during the fourth quarter, objectives and goals for the next year and upcoming milestones related to the corporate strategic plan are discussed. Peers for the Corporation are bank holding companies within the Philadelphia Federal Reserve District with assets between $500 million and $1 billion and include the following:

AmeriServ Financial, Inc.	CCFNB Bancorp, Inc.	Citizens Financial Services, Inc.
Dimeco, Inc.	DNB Financial Corporation	ENB Financial Corp.
Fidelity D & D Bancorp, Inc.	First Keystone Corporation	Franklin Financial Services Corp.
Harleysville Savings Financial Corp.	Honat Bancorp, Inc.	Integrity Bancshares, Inc.
Mid Penn Bancorp, Inc.	Penseco Financial Services Corp.	QNB Corporation

Data for these peers is gathered from various sources including, but not limited to, SEC filings, Federal Reserve filings, and other information publicly released by the peer companies. The Committee utilizes such comparative information as one component solely for determining base salary for such executives. Other components considered by the Committee include the factors described above. The Committee does not assign relative weights to any one component but considers the entire mix of information. The Committee does not consider such comparative information in connection with other elements of the overall compensation of such executives.

Annual Bonus Program
The Committee administers a Performance-Based Cash Incentive Plan originally adopted in March 2010. The plan provides at-risk compensation awards to eligible employees, which include full-time employees of the Bank (except employees who are eligible for employee commission incentive programs) and part-time employees who are eligible to participate in the Bank's Pension Plan and/or 401(k) Plan. In addition, the employee must receive an overall rating of "Good" or higher on his or her most recent individual performance appraisal prior to the end of the plan year. The plan is designed to support organizational objectives and financial goals set forth in the Bank's strategic business plan and financial plan. The plan further aligns the interests of the Corporation's shareholders with those of the Bank's employees and assists the Bank in attracting, retaining, and motivating high-quality personnel, who contribute to the success and profitability of the Bank.

The Committee by resolution establishes six target results criteria on an annual basis. Target results are the annual goals of the Bank, which are consistent with the Bank's strategic business plan and financial plan, which must be met in order to receive a cash award under the plan. The target results integrate industry peer group standards with the goals set forth in the Bank's strategic business plan and financial plan. Targets are weighted to reflect the relative importance of each goal to the Bank's goals under its strategic business plan and financial plan. Target measures that may be used by the Committee include, but are not limited to, return on equity, gross loan growth, growth in deposits (excluding brokered deposits), growth in core deposits, net interest margin, and net overhead as a percent of average assets. Target results are set at levels intended to be challenging, but more likely than not to be achieved, or come substantially close to being achieved.

The Committee has the discretion to exclude nonrecurring or extraordinary items of income, gain, expense, or loss, or any other factor it may deem relevant in its determination as to whether the target results have been satisfied. The Committee must conclude that an award, in such a circumstance, would ensure that the best interests of the Bank and the Corporation's shareholders are protected and are not in conflict with the interests of the plan's participants.

Cash awards are based upon a percentage of eligible compensation, which will be the employee's Form W-2 gross wages net of any amount included as a payment for any prior year bonus awards. The higher the eligible employee's position is with the Bank, the greater the percentage of the employee's eligible compensation may be received as a cash award. This reflects the Bank's belief that the performance of our named executive officers and other members of upper management has relatively greater impact on the performance of the Bank.

If the plan participants' employment is terminated with the Bank, other than retirement (which generally will be attaining the age of 65) or death during the plan year, the participant will not be eligible to receive a bonus award even if the target results are reached. If plan participant is terminated as a result of death or retirement and the participant worked at least six months during the plan year, the participant, or in the case of death, the participant's beneficiary, will be eligible to receive a pro-rated bonus at the same time and manner as cash bonuses are paid to the other participants in the plan.

The plan is administered by the Committee, but annual awards determined by the Committee under the plan are subject to the approval of the Board of Directors of the Bank. The Committee may only make awards when it deems such awards are in the best interests of the Bank, the Corporation's shareholders, and the plan participants. The Committee or the Board may take action to amend, modify, suspend, reinstate, or terminate the Plan at any time. Such amendments, modifications, suspensions, reinstatements, or terminations may apply retroactively.

For 2011, the Committee established six weighted performance targets to be satisfied as a condition to the payment of any bonuses under the plan for 2011. The performance factors and weightings for each factor for 2011, all of which exclude securities gains or losses where applicable, were as follows: Return on Equity (target: 16.18%; weighting: 30%); Gross Loan Growth (target: $19.894 million; weighting: 20%); Deposit Growth, excluding brokered deposits (target: $46.377 million; weighting: 5%); Core Deposit Growth (target: $15.628 million; weighting: 15%); Net Interest Margin (target: 4.48%; weighting: 15%); and Net Overhead as a Percentage of Average Assets (target: 1.86%; weighting: 15%). The Bank's actual performance measured against the weighted target performance factors resulted in performance of approximately 170% of targeted goals and resulted in potential cash awards for Tier 1 participants (the President and CEO) of up to 36.0% of base salary, and cash awards for Tier 2 participants of up to 26.5% of base salary. Based on these factors, Mr. Grafmyre received a bonus of $88,536 for 2011, Mr. Knepp received a bonus of $28,956 for 2011, and Ms. Riles received a bonus of $35,946 for 2011.

Equity Awards
The Committee currently does not use stock options or other equity-based awards as part of the compensation package for its named executive officers. The Committee feels that the cash compensation provided at this time adequately rewards the named executive officers for their contribution to the Corporation. In addition, the Committee believes shareholder value is better enhanced by the use of cash payments to the named executive officers versus the issuance of options or other equity-based awards, which may lead to an increased number of outstanding shares causing diminished share-based returns. The named executive officers, as with all employees, wishing to acquire the Corporation's common stock are eligible to participate in the 2006 Employee Stock Purchase Plan.

Additional Benefits
The named executive officers may participate in other employee benefit programs that are generally available to the other employees of the Corporation. Other perquisites received by the named executive officers are either included in the Summary Compensation Table in this proxy statement or do not exceed $10,000 in the aggregate annually.

Employment Agreements
We have entered into employment agreements with Messrs. Grafmyre and Knepp and Ms. Riles. A discussion of these agreements follows.

Richard A. Grafmyre. On October 29, 2010, Mr. Grafmyre entered into an employment agreement with the Corporation and the Bank. The initial term of the agreement is three years and the agreement annually renews for a term ending one year from each annual anniversary date. Under the terms of the agreement, Mr. Grafmyre will receive an annual base salary of at least $265,000, subject to increases by the Corporation and the Bank. Mr. Grafmyre is also entitled to participate in any pension, retirement, profit sharing, stock option, incentive bonus, employee stock ownership, or other plans, benefits, and privileges available to employees and executive officers of the Corporation and the Bank. In addition, Mr. Grafmyre is entitled to the use of a mid-size automobile for business and ancillary personal use and payment of initiation fees, and membership assessments and dues for him and his spouse at two clubs.

The agreement may be terminated by the Corporation and the Bank for cause (as defined in the agreement), in which case the parties' obligations under the agreement will cease. If the agreement is terminated by the Corporation and the Bank without cause and there has not been a change-in-control (as defined in the agreement), then the Corporation and the Bank will continue to pay Mr. Grafmyre's then current annual base salary for the greater of six months or the number of months remaining in the term of his employment agreement and maintain the same level of contributions toward Mr. Grafmyre's continued participation in the Bank's medical/health insurance in effect. In the event that medical/health insurance cannot be provided for Mr. Grafmyre, the Bank will pay him a dollar amount equal to cost of maintaining such insurance. If, following a change-in-control, the agreement is terminated by the Corporation and the Bank without cause or Mr. Grafmyre voluntarily terminates his employment for good reason (as defined in the agreement), the Corporation or the Bank will pay Mr. Grafmyre, in cash, within 30 days of termination, an aggregate amount equal to two times Mr. Grafmyre's then base salary; provided, however, that in the event the lump sum payment described above, when added to all other amounts or benefits provided to Mr. Grafmyre upon termination, would result in the imposition of an excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), the payment will be reduced to the extent necessary to avoid imposition of the tax. If during the term of the agreement, Mr. Grafmyre voluntarily terminates employment, retires, dies, or becomes disabled (as defined in the agreement), the obligations of the parties under the agreement will cease, unless Mr. Grafmyre dies or becomes disabled after providing notice of termination for good reason following a change in control, in which case, Mr. Grafmyre, or his estate, as the case may be, will be entitled to the amounts described above.

The agreement contains noncompete covenants which generally prohibit Mr. Grafmyre from engaging in banking activities within twenty-five miles of 300 Market Street, Williamsport, Pennsylvania. These covenants generally extend for a period of one year after Mr. Grafmyre's termination of employment unless his employment terminates as a result of a delivery of a notice of nonrenewal by the Corporation and the Bank, in which case these covenants end on the date the agreement terminates.

Brian L. Knepp. On June 1, 2010, Mr. Knepp entered into an employment agreement with the Corporation and the Bank. The initial term of the agreement is three years and the agreement annually renews for a term ending one year from each annual anniversary date. Under the terms of the agreement, Mr. Knepp will receive an annual base salary of at least $116,480, subject to increases by the Corporation and the Bank. Mr. Knepp is also entitled to participate in any pension, retirement, profit sharing, stock option, incentive bonus, employee stock ownership, or other plans, benefits, and privileges available to employees and executive officers of the Corporation and the Bank.

The agreement may be terminated by the Corporation and the Bank for cause (as defined in the agreement), in which case the parties' obligations under the agreement will cease. If the agreement is terminated by the Corporation and the Bank without cause and there has not been a change-in-control (as defined in the agreement), then the Corporation and the Bank will continue to pay Mr. Knepp's then current annual base salary for the number of months remaining in the term of his employment agreement and provide Mr. Knepp, at no cost to him, with continuation of health and medical benefits for a period of two years following termination of employment. In the event that health and medical benefits cannot be provided, a dollar amount equal to the after-tax cost of obtaining such benefits will be provided to Mr. Knepp. If, following a change-in-control, the agreement is terminated by the Corporation and the Bank without cause or Mr. Knepp voluntarily terminates his employment for good reason (as defined in the agreement), the Corporation or the Bank will pay Mr. Knepp, in cash, within 30 days of termination, an aggregate amount equal to two times Mr. Knepp's then base salary; provided, however, that in the event the lump sum payment described above when added to all other amounts or benefits provided to Mr. Knepp upon termination would result in the imposition of an excise tax under Section 4999 of the Code, the payment will be reduced to the extent necessary to avoid imposition of the tax. If during the term of the agreement, Mr. Knepp voluntarily terminates employment, retires, dies, or becomes disabled (as defined in the agreement), the obligations of the parties under the agreement will cease, unless Mr. Knepp dies or becomes disabled after providing notice of termination for good reason following a change in control, in which case, Mr. Knepp, or his estate, as the case may be, will be entitled to the amounts described above.

The agreement contains noncompete covenants which generally prohibit Mr. Knepp from engaging in banking activities within a county within the Commonwealth of Pennsylvania, or any contiguous county, in which a branch office or other facility of the Bank is located. These covenants generally extend for a period of one year after Mr. Knepp's termination of employment unless his employment terminates as a result of a delivery of a notice of nonrenewal by the Corporation and the Bank, in which case these covenants end on the date the agreement terminates.

Ann M. Riles. On February 28, 2011, Ms. Riles entered into an employment agreement with the Corporation and the Bank. The initial term of the agreement is three years and the agreement annually renews for a term ending one year from each annual anniversary date. Under the terms of the agreement, Ms. Riles will receive an annual base salary of at least $141,466, subject to increases by the Corporation and the Bank. Ms. Riles is also entitled to participate in any pension, retirement, profit sharing, stock option, incentive bonus, employee stock ownership, or other plans, benefits, and privileges available to employees and executive officers of the Corporation and the Bank.

The agreement may be terminated by the Corporation and the Bank for cause (as defined in the agreement), in which case the parties' obligations under the agreement will cease. If the agreement is terminated by the Corporation and the Bank without cause and there has not been a change-in-control (as defined in the agreement), then the Corporation and the Bank will continue to pay Ms. Riles' then current annual base salary for the number of months remaining in the term of his employment agreement and provide Ms. Riles, at no cost to her, with continuation of health and medical benefits for a period of two years following termination of employment. In the event that health and medical benefits cannot be provided, a dollar amount equal to the after-tax cost of obtaining such benefits will be provided to Ms. Riles. If, following a change-in-control, the agreement is terminated by the Corporation and the Bank without cause or Ms. Riles voluntarily terminates her employment for good reason (as defined in the agreement), the Corporation or the Bank will pay Ms. Riles, in cash, within 30 days of termination, an aggregate amount equal to two times Ms. Riles' then base salary; provided, however, that in the event the lump sum payment described above when added to all other amounts or benefits provided to Ms. Riles upon termination would result in the imposition of an excise tax under Section 4999 of the Code, the payment will be reduced to the extent necessary to avoid imposition of the tax. If during the term of the agreement, Ms. Riles voluntarily terminates employment, retires, dies, or becomes disabled (as defined in the agreement), the obligations of the parties under the agreement will cease, unless Ms. Riles dies or becomes disabled after providing notice of termination for good reason following a change in control, in which case, Ms. Riles, or her estate, as the case may be, will be entitled to the amounts described above.

The agreement contains noncompete covenants which generally prohibit Ms. Riles from engaging in banking activities within a county within the Commonwealth of Pennsylvania, or any contiguous county, in which a branch office or other facility of the Bank is located. These covenants generally extend for a period of one year after Ms. Riles' termination of employment unless her employment terminates as a result of a delivery of a notice of nonrenewal by the Corporation and the Bank, in which case these covenants end on the date the agreement terminates.

COMPENSATION AND BENEFITS COMMITTEE REPORT

The Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on the Committee's review and discussion with management, the Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and in, through incorporation by reference from this proxy statement, our Annual Report on Form 10-K for the year ended December 31, 2011.

Members of the Compensation and Benefits Committee
Michael J. Casale, Jr.
H. Thomas Davis, Jr.
D. Michael Hawbaker
R. Edward Nestlerode, Jr.

Notwithstanding anything to the contrary set forth in any of our previous filings under the Securities Act or the Exchange Act, that incorporate future filings, including this proxy statement, in whole or in part, the foregoing report shall not be incorporated by reference into any such filing.

EXECUTIVE COMPENSATION

The following table sets forth the annual compensation for services in all capacities to the Corporation and the Bank for the year ended December 31, 2011 for those persons who served as the principal executive officer or principal financial officer at any time during the last completed fiscal year (collectively, the "named executive officers"). No other executive officer received total compensation in excess of $100,000 for the last completed fiscal year.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)(5)(6)	Total ($)
Richard A. Grafmyre	2011	$ 245,000	$ 600	$ —	$ —	$ 88,536	$ —	$ 26,223	$ 360,359
President and Chief	2010	38,635	100	—	—	—	—	190	38,925
Executive Officer (7)									
Brian L. Knepp	2011	110,942	600	—	—	28,956	—	8,377	148,875
Chief Financial	2010	105,320	600	—	—	19,969	—	7,836	133,725
Officer (8)	2009	98,540	13,443	—	—	—	—	6,945	118,928
Ann M. Riles	2011	137,725	600	—	—	35,946	165,593	7,240	347,104
Chief Credit	2010	133,748	600	—	—	25,358	84,260	9,240	253,206
Officer (9)	2009	129,835	24,334	—	—	—	40,260	6,096	200,525

(1) Total includes base salary Mr. Grafmyre, Mr. Knepp, and Ms. Riles.

(2) Amounts for 2011 and 2010 represent $600 holiday bonus paid to all employees. Amounts for 2009 include discretionary cash bonuses paid prior to adoption of the Corporation's Performance-Based Bonus Plan in March 2010.

(3) Amounts represent amounts paid for 2011 and 2010 under the Corporation's Performance-Based Bonus Plan adopted in March 2010.

(4) The amounts in the Change in Pension Value and Nonqualified Deferred Compensation earnings column include the aggregate change in the actuarial present value of the accumulated benefit under the defined benefit pension plan. The pension plan is described under the heading "Retirement Plan" below.

(5) The cost of certain perquisites and other personal benefits for Mr. Knepp and Ms. Riles are not included because such total does not exceed $10,000. For Mr. Grafmyre, 2011 amounts include: club membership fees and dues -- $20,425; life insurance -- $1,120; and automobile -- $4,678.

(6) Other compensation includes employer contributions to the 401(k) Plan for the benefit of Mr. Grafmyre, Mr. Knepp, and Ms. Riles..

(7) Mr. Grafmyre joined the Corporation in October 2010 and serves as the President and Chief Executive Officer of the Corporation and the Bank, and is also a member of the Board of Directors of the Corporation and the Bank.

(8) Mr. Knepp serves as the Chief Financial Officer and Secretary of the Corporation and the Bank.

(9) Ms. Riles serves as a Senior Vice President of the Corporation and the Bank and the Chief Credit Officer of the Bank.

GRANTS OF PLAN-BASED AWARDS

There were no grants of equity plan-based awards to our named executive officers during the 2011 fiscal year.

The following table shows information regarding non-equity incentive awards under the Corporation's Performance-Based Bonus Plan for 2011 for Mr. Grafmyre, Mr. Knepp, and Ms. Riles.

(For fiscal year ended December 31, 2011)

	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)		
Name	**Threshold** ($)	**Target** ($)	**Maximum** ($)
Richard A. Grafmyre	$ 24,500	$ 53,900	$ 102,900
Brian L. Knepp	8,099	17,751	34,392
Ann M. Riles	10,027	21,977	42,581

(1) Amounts reported are the following percentages of base salary in 2011, based on achievement of weighted target results for 2011 (i.e., return on equity, gross loan growth, growth in deposits (excluding brokered deposits), growth in core deposits, net interest margin, and net overhead as percentage of average assets), which were established as targets by the Compensation and Benefits Committee under the Performance-Based Bonus Plan: Mr. Grafmyre - 10.0% (threshold), 22.0% (target), and 42.0% (maximum) and Mr. Knepp and Ms. Riles – 7.3%, 16.0%, and 31.0%.

Awards were paid for 2011 under the Performance-Based Bonus Plan because actual performance measured against weighted performance factors resulted in performance of approximately 170% of targeted performance goals. Cash payments made under the Plan for 2011 are included in the Summary Compensation Table under the column labeled "Non-Equity Incentive Plan Compensation." For further information on the Performance-Based Bonus Plan, see the "Compensation Discussion & Analysis" section of this proxy statement.

OUTSTANDING EQUITY AWARDS

There were no outstanding equity awards as of December 31, 2011 for our named executive officers.

OPTION EXERCISES AND STOCK VESTED

There were no options exercised or vested during the 2011 fiscal year.

NONQUALIFED DEFERRED COMPENSATION

There was no participation by any of the named executive officers in a nonqualified deferred compensation plan.

RETIREMENT PLAN

The Bank maintains a noncontributory defined benefit pension plan for all employees hired prior to January 1, 2004, who meet certain age and length of service requirements. Benefits are based primarily on years of service and the average annual compensation earned by an employee, which is the employee's annual compensation averaged over the five highest paid consecutive calendar years within the final ten years of employment. Annual compensation is based upon the employee's W-2 wages, which includes base salary, bonus, personal vehicle mileage for certain executive officers, and life insurance coverage that exceeds $50,000. The Bank's funding policy is consistent with the funding requirements of federal law and regulations. Plan assets are primarily comprised of common stocks and U.S. Government and corporate debt securities. The plan was amended, effective January 1, 2004, to cease eligibility for employees with a hire date of January 1, 2004 or later. Because Messrs. Grafmyre and Knepp joined the Bank in 2010 and 2005, respectively, they are not eligible to participate in the pension plan and are, therefore, excluded from the table below. Employees with a hire date of January 1, 2004 or later are eligible to receive, after one year of service, an annual contribution by the Bank equal to a discretionary percentage of an employee's base compensation into an account established for the employee under the Bank's 401(k) plan. The accrued normal retirement benefit under the plan is determined by the following formula: 1.4% of the average annual compensation up to social security covered compensation multiplied by the credited service, plus 2% of the average annual compensation that is in excess of the Social Security covered compensation multiplied by the number of years of credited service.

The following table sets forth the total number of years of credited service and the present value of the accumulated benefit as of December 31, 2011 for the named executive officer who participates in the defined benefit pension plan.

Pension Benefits Table

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Ann M. Riles	Jersey Shore State Bank Retirement Plan	27.25	$ 617,856	$ —

POTENTIAL POST-EMPLOYMENT PAYMENTS

Each of Mr. Grafmyre, Mr. Knepp, and Ms. Riles will be entitled to certain contractual benefits if their employment terminates under certain circumstances preceding or following a change in control. The agreements are described under the caption "Employment and Change-in-Control Agreements" included in the Compensation Discussion and Analysis. We calculated the potential post-employment payments due to each of these named executive officers assuming each named executive officer terminated employment or a change in control occurred on December 31, 2011. Actual amounts payable can only be determined at the time of such executive's termination. The following table summarizes the potential payments to Mr. Grafmyre, Mr. Knepp, and Ms. Riles.

				Before Change in Control		After Change in Control	
		Termination for Death or Disability	**Involuntary Termination for Cause**	**Involuntary Termination Without Cause**	**Voluntary Termination for Good Reason**	**Involuntary Termination Without Cause**	**Voluntary Termination for Good Reason**
Richard A. Grafmyre	Severance (1)	$ —	$ —	$ 447,050	$ —	$ 490,000	$ 490,000
	Welfare continuation (2)	—	—	11,436	—	—	—
	Potential reduction in payout due to operation of Code Section 280G	—	—	—	—	—	—
	Total	**$ —**	**$ —**	**$ 458,486**	**$ —**	**$ 490,000**	**$ 490,000**
Brian L. Knepp	Severance (1)	$ —	$ —	$ 156,753	$ —	$ 240,112	$ 240,112
	Welfare continuation (2)	—	—	—	—	—	—
	Potential reduction in payout due to operation of Code Section 280G	—	—	—	—	—	—
	Total	**$ —**	**$ —**	**$ 156,753**	**$ —**	**$ 240,112**	**$ 240,112**
Ann M. Riles	Severance (1)	$ —	$ —	$ 159,589	$ —	$ 307,447	$ 307,447
	Welfare continuation (2)	—	—	12,473	—	—	—
	Potential reduction in payout due to operation of Code Section 280G	—	—	—	—	—	—
	Total	**$ —**	**$ —**	**$ 172,062**	**$ —**	**$ 307,447**	**$ 307,447**

(1) For severance and welfare continuation payment calculation, and time and form of such payments, see "Employment and Severance Agreements."
(2) Assumes no increase in the cost of welfare benefits.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors is composed of four (4) independent directors as defined under NASDAQ listing standards. The Audit Committee operates under a written charter adopted by the Board of Directors, a copy of which is available on our website, www.jssb.com, under Investor Relations/Financial Information/Governance Documents and is available upon request to the President.

The Audit Committee has reviewed our audited financial statements for the fiscal year ended December 31, 2011, and discussed them with management and our independent registered public accounting firm, S.R. Snodgrass, A.C. The Audit Committee also has discussed with our independent auditor the matters required to be discussed by the U.S. Statement on Auditing Standards No. 61, as amended.

The Audit Committee has received from our independent auditor the written disclosures and letter required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence and the Audit Committee has discussed with management and the independent accountant the accountant's independence.

Based on the review and discussions described above, the Audit Committee recommended to the Board of Directors that our audited financial statements for the fiscal year ended December 31, 2011 be included in our Annual Report on Form 10-K for that fiscal year for filing with the SEC.

In connection with standards for independence of our external auditors issued by the Public Company Accounting Oversight Board, during the 2012 fiscal year, the Audit Committee will undertake to consider in advance of the provision of any non-audit services by our independent accountant whether the provision of such services is compatible with maintaining the independence of our external auditors.

This report is not intended to be incorporated by reference into any filing made by Penns Woods Bancorp, Inc. with the SEC under the Securities Act or the Exchange Act.

Members of the Audit Committee
James M. Furey, II
D. Michael Hawbaker
Leroy H. Keiler, III
R. Edward Nestlerode Jr.

PROPOSAL NOS. 2 AND 3

AMENDMENT OF ARTICLES OF INCORPORATION TO INCREASE AUTHORIZED SHARES OF COMMON STOCK FROM 10,000,000 TO 15,000,000 AND AUTHORIZE 3,000,000 SHARES OF PREFERRED STOCK

General

The Corporation presently is authorized to issue 10,000,000 shares of common stock, $8.33 par value per share, and no shares of preferred stock. The Corporation's Board of Directors recommends that shareholders approve amendments to Article 5 of the Corporation's articles of incorporation to (i) increase the authorized shares of common stock from 10,000,000 shares to 15,000,000 shares and (ii) authorize the issuance of 3,000,000 shares of preferred stock, commonly referred to as "blank check" preferred stock because the creation and issuance of the preferred stock is authorized by shareholders in advance and the specific terms, rights, and features of the preferred stock are determined by the Board of Directors from time to time. The authorization of blank check preferred stock would permit the Board of Directors to create and issue preferred stock from time to time in one or more classes or series. Subject to the Corporation's articles of incorporation, as amended from time to time, and the limitations prescribed by law or by any stock exchange or national securities association trading system on which the Corporation's securities may be listed, the Board of Directors would be expressly authorized, at its discretion, to adopt resolutions to issue preferred shares, to fix the number of shares, and to change designations, preferences, and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights, dividend rates, terms of redemption, redemption prices, voting rights, conversion rights, and liquidation preferences of the shares constituting any series of preferred stock, in each case without any further action or vote by shareholders.

The Board of Directors has unanimously approved the proposed amendments to the Corporation's articles of incorporation, subject to shareholder approval, and directed that such amendments be submitted to the Corporation's shareholders for approval.

Rationale for Increasing Shares of Common Stock and Authorizing Preferred Stock

The Board of Directors believes that the proposed amendments to the articles of incorporation will provide the Corporation with increased flexibility in meeting future capital requirements by both increasing the authorized common stock and providing another type of security in addition to its common stock for use in connection with corporate activities. Such uses may include, without limitation, issuance as all or part of the consideration to be paid by the Corporation for strategic acquisitions of other businesses should appropriate opportunities arise in the future, issuance for cash as a means of obtaining additional capital to meet regulatory requirements or fund organic growth, or use in connection with employee benefit plans. The Board of Directors also believes that the global economic challenges experienced over the past few years, and the challenges experienced by the financial services industry in particular, may result in both increased regulatory capital requirements in the future and also present the opportunity to make targeted strategic acquisitions that complement the Corporation's business and operations. The Board believes that the availability of additional shares of common stock and shares of preferred stock (which can be customized to meet the needs of any particular transaction or market conditions) to address any such requirements or opportunities is advisable. The Corporation is not a party to any agreement, arrangement, or understanding relating to an acquisition of another entity as of the date of this proxy statement.

Effect of Amendment on Current Shareholders

If the proposed amendments are approved by the shareholders, the additional common stock and preferred stock so authorized could be issued, at the discretion of the Board of Directors, for any proper corporate purpose, without further action by the shareholders other than as may be required by applicable law or stock exchange listing standards for a particular transaction. Existing shareholders do not have preemptive rights with respect to future issuances of common stock or preferred stock by the Corporation and their interest in the Corporation could be diluted by such issuances with respect to any of the following: earnings per share, voting, liquidation rights, and book and market value.

If the proposed amendment with respect to the increase in authorized common stock is approved, each additional share of common stock authorized for issuance will have the same rights as, and is identical in all respects with, each other share of the Corporation's common stock. The newly authorized shares of common stock will not affect the rights, such as voting and liquidation rights, of the shares of common stock currently outstanding.

If the proposed amendment with respect to the preferred stock is approved, the Board of Directors will have the power to issue the authorized preferred stock in one or more classes or series with such preferences and voting rights as the Board of Directors may fix in the resolution providing for the issuance of such shares. The issuance of preferred stock could affect the relative rights of the Corporation's common stock. Depending upon the exact terms, limitations, and relative rights and preferences, if any of the preferred stock as determined by the Board of Directors at the time of issuance, the holders of preferred stock may be entitled to a higher dividend rate than that paid on the common stock, a prior claim on funds available for the payment of dividends, a fixed preferential payment in the event of liquidation and dissolution of the Corporation, redemption rights, rights to convert their preferred stock into common stock, and voting rights which would tend to dilute the voting control of the Corporation by the holders of common stock. Depending on the particular terms of any series of the preferred stock, holders thereof may have significant voting rights and the right to representation on the Corporation's Board of Directors. In addition, the approval of the holders of preferred stock, voting as a class or as a series, may be required for the taking of certain corporate actions, such as mergers or similar transactions.

Possible Anti-Takeover Effects of Proposed Amendment to Articles of Incorporation

The issuance of common stock or preferred stock may have the effect of discouraging or thwarting persons seeking to take control of the Corporation through a tender offer, proxy fight, or otherwise seeking to bring about removal of incumbent management or a corporate transaction such as a merger even if a shareholder or group of shareholders supported any such transaction. For example, the issuance of common or preferred stock in a public or private sale, merger or in a similar transaction would increase the number of the Corporation's outstanding shares, thereby diluting the interest of a party seeking to acquire control of the Corporation. Further, the preferred stock may be viewed as having the effect of discouraging an attempt by another person or entity to acquire control of the Corporation because the "blank check" preferred stock could be used by the Board of Directors for defensive measures, including the issuance of shares of preferred stock to dilute the economic interest or voting power of the person or entity seeking to acquire control or the adoption of a shareholder rights plan or so-called "poison pill." The proposed amendments have not been made in response to, and are not being presented to deter, any effort to obtain control of the Corporation and are not being proposed as anti-takeover measures.

Text of Proposed Amendment to Articles of Incorporation

If both proposals are approved by shareholders, Article 5 of the Corporation's Articles of Incorporation will be amended will to read in its entirety as follows:

"5. The corporation shall have authority to issue (i) fifteen million (15,000,000) shares of common stock, par value $8.33 per share, and (ii) three million (3,000,000) shares of preferred stock, having such par value as the Board of Directors shall fix and determine (the "Preferred Stock"). The Preferred Stock may be issued from time to time as a class without series or, if so determined by the Board of Directors of the corporation, either in whole or in part, in one or more series. There is hereby expressly granted to and vested in the Board of Directors of the corporation authority to fix and determine (except as fixed and determined herein), by resolution, the par value, voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions thereof, if any, including specifically, but not limited to, the dividend rights, conversion rights, redemption rights and liquidation preferences, if any, of any wholly unissued series of Preferred Stock (or the entire class of Preferred Stock if none of such shares have been issued), the number of shares constituting any such series and the terms and conditions of the issue thereof. Prior to the issuance of any shares of Preferred Stock, a statement setting forth a copy of each such resolution or resolutions and the number of shares of Preferred Stock of each such class or series shall be executed and filed in accordance with the Pennsylvania Business Corporation Law. Unless otherwise provided in any such resolution or resolutions, the number of shares of capital stock of any such class or series so set forth in such resolution or resolutions may thereafter be increased or decreased (but not below the number of shares then outstanding), by a statement likewise executed and filed setting forth a statement that a specified increase or decrease therein had been authorized and directed by a resolution or resolutions likewise adopted by the Board of Directors of the corporation. In case the number of such shares shall be decreased, the number of shares so specified in the statement shall resume the status they had prior to the adoption of the first resolution or resolutions."

If Proposal No. 2 is approved, the articles of incorporation will be amended to increase the authorized number of shares of common stock from 10,000,000 to 15,000,000. If Proposal No. 3 is approved, the articles of incorporation will be amended to authorize the issuance of 3,000,000 shares of preferred stock. Approval of Proposal No. 2 and Proposal No. 3 are not dependent on approval of the other by shareholders.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE PROPOSALS TO AMEND THE ARTICLES OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK FROM 10,000,000 TO 15,000,000 AND TO AUTHORIZE 3,000,000 SHARES OF PREFERRED STOCK. The affirmative vote of a majority of all votes cast at the Annual Meeting is required to approve each of Proposals 2 and 3. All proxies will be voted "FOR" each of Proposals 2 and 3 unless a shareholder specifies to the contrary on such shareholder's proxy card.

PROPOSAL NO. 4
RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of the Corporation has appointed the firm of S.R. Snodgrass, A.C., Certified Public Accountants (the "Auditors"), of Wexford, Pennsylvania, as the Corporation's independent registered public accounting firm for its 2012 fiscal year. The terms of the appointment were reviewed and recommended by the Audit Committee.

Although ratification by the Corporation's shareholders is not required by our bylaws or otherwise, the Board of Directors is submitting the selection of the Auditors to shareholders for ratification because the Corporation values its shareholders' views on the Corporation's independent registered public accounting firm. If the Corporation's shareholders fail to ratify the selection, it will be considered as notice to the Board of Directors and the Audit Committee to consider the selection of a different independent registered public accounting firm. Even if the selection is ratified, the Audit Committee in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Corporation.

A representative from the Auditors is expected to be present at the Annual Meeting. The representative will be given an opportunity to make a statement if he or she desires to do so, and will be available to answer appropriate questions from shareholders.

The Auditors served as the Corporation's independent registered public accounting firm for the 2011 and 2010 fiscal years, provided assistance to the Corporation and the Bank in connection with regulatory matters, charging the Bank for such services at its customary hourly billing rates. The fees paid by the Corporation and Bank are summarized below. The non-audit services were approved by the Corporation's and the Bank's Audit Committee after due consideration of the effect of the performance thereof on the independence of the Auditors and after the conclusions by the Corporation's and the Bank's Board of Directors that there was no effect on the independence of the Auditors. The Auditors have advised the Corporation that none of its members have any financial interest in the Corporation.

Audit Fees

The fees for professional services incurred by the Corporation for services rendered by the Corporation's independent auditors in connection with the audit of the Corporation's financial statements for the years ended December 31, 2011 and December 31, 2010, and the review of the Corporation's Forms 10-Q for such fiscal years were $117,459 and $113,650, respectively. All such services were performed by permanent, full-time employees of S.R. Snodgrass, A.C.

Audit-Related Fees

Audit-Related fees for the performance of the audits of the Bank's employee benefit plans' financial statements for the years ended December 31, 2011 and December 31, 2010, were $20,818 and $19,066, respectively.

Tax Fees

Tax fees for the years ended December 31, 2011 and December 31, 2010 resulting from services provided by the Corporation's independent registered public accounting firm totaled $15,726 and $16,300, respectively.

Other Fees
There were no other fees billed to the Corporation and Bank by S.R. Snodgrass, A.C. for other services for the years ended December 31, 2011 and December 31, 2010.

Pre-approval of Audit and Permissible Non-Audit Services
The Audit Committee of the Board of Directors pre-approves all audit and permissible non-audit services provided by the Corporation's independent registered public accounting firm. All of the services provided by S.R. Snodgrass, A.C. set forth above were pre-approved by the Audit Committee.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR RATIFICATION FOR THE APPOINTMENT OF S.R. SNODGRASS, A.C., AS THE CORPORATION'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE 2012 FISCAL YEAR. The affirmative vote of a majority of all votes cast at the Annual Meeting is required to ratify the appointment. All proxies will be voted "FOR" ratification appointment unless a shareholder specifies to the contrary on such shareholder's proxy card.

SHAREHOLDER PROPOSALS FOR 2013 ANNUAL MEETING

SEC Regulations permit shareholders to submit proposals for consideration at annual meetings of shareholders. Any such proposals for the Corporation's Annual Meeting of Shareholders to be held in 2013 must be submitted in writing to the President of Penns Woods Bancorp, Inc., at its principal executive office, 300 Market Street, Williamsport, PA 17701, on or before November 21, 2012, and must follow the procedures required by SEC Rule 14a-8 in order to be included in proxy materials relating to that meeting.

A shareholder proposal submitted after November 21, 2012, or which does not otherwise meet the requirements of the SEC, will not be included in the Corporation's proxy statement for the annual meeting to be held in 2013, but may be presented for consideration at the annual meeting, if submitted to the Secretary of the Corporation not less than ninety (90) days or more than one hundred fifty (150) days prior to the annual meeting, which proposal must contain certain information required by the Bylaws. If the shareholder intending to present such a proposal has not provided the Corporation written notice of the matter on or before January 25, 2013, the proxy holders of the Board of Directors will have discretionary authority to vote on such proposal at the meeting. However, if the date of the 2013 annual meeting is changed more than 30 days from April 25, 2013, the anniversary of the 2012 annual meeting, the deadline for delivery notice to the Corporation which would restrict the proxy holders of the Board of Directors from exercising discretion would be a reasonable time before the Corporation sends its proxy materials, assuming the notice complies with the requirements of the Bylaws.

CERTAIN TRANSACTIONS

NASDAQ rules require that we conduct an appropriate review of related party transactions for potential conflict of interest situations on an ongoing basis, and all such transactions must be approved by our Audit Committee or another independent body of the Board of Directors.

Our Code of Ethics and Conflicts of Interest Policy requires all directors, officers, and employees who may have a potential or apparent conflict of interest to notify our Human Resource Director. A potential conflict exists whenever an individual has an outside interest – direct or indirect – which conflicts with the individual's duty to the Corporation or any of its affiliates or adversely affects the individual's judgment in the discharge of his or her responsibilities. Prior to consideration, full disclosure of all material facts concerning the relationship and financial interest of the relevant individuals in the transaction is required The Code of Ethics and Conflict of Interest Policy is available for review by contacting the President.

To identify related party transactions, each year, we submit and require our directors and officers to complete Director and Officer Questionnaires identifying any transaction with us or any of our subsidiaries in which the officer or director or their family members have an interest.

There have been no material transactions between the Corporation and the Bank, or any material transactions proposed, with any director or executive officer of the Corporation and the Bank, or any associate of the foregoing persons. The Corporation and the Bank have had, and intend to continue to have, banking and financial transactions in the ordinary course of business with directors and officers of the Corporation and the Bank and their associates on comparable terms and with similar interest rates as those prevailing from time to time for persons not related to or associated with the Corporation and the Bank.

Total loans outstanding from the Bank at December 31, 2011 to the Corporation's and the Bank's officers and directors as a group and members of their immediate families and companies in which they had an ownership interest of 10% or more was $8,644,000 or approximately 12.75% of the total equity capital of the Bank. Loans to such persons were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not related to the Corporation and the Bank, and did not involve more than the normal risk of collectability or present other unfavorable features.

ANNUAL REPORT

A copy of the Corporation's Annual Report and Form 10-K for its fiscal year ended December 31, 2011 is enclosed with this proxy statement.

You may access the following proxy materials at http://www.cfpproxy.com/4823:

- Notice of the 2012 Annual Meeting of Shareholders;
- the 2012 Proxy Statement of the Corporation;
- the Corporation's Annual Report to Shareholders for the year ended December 31, 2011; and
- Proxy Card.

OTHER MATTERS

The Board of Directors of the Corporation is not aware that any other matters are to be presented for action, other than the matters described in the accompanying Notice of Annual Meeting of Shareholders. Because the Corporation has not received notice of any other matters to be presented for action at the meeting; if any other matters properly come before the meeting, or any adjournments thereof, the proxy holders are authorized to vote thereon at their discretion.

All directors of the Corporation are expected to attend the Corporation's Annual Meeting of Shareholders. In 2011, eight directors attended the Annual Meeting of Shareholders.

Shareholders may communicate directly with the Board of Directors of the Corporation by contacting the Corporation's President & Chief Executive Officer, Richard A. Grafmyre, 300 Market Street, Williamsport, PA 17701 (570-322-1111). All bona fide communications received by the Corporation's President & Chief Executive Officer will be relayed to the applicable member of the Board of Directors or, if no specific director is designated to receive the communication, the appropriate board member.

ADDITIONAL INFORMATION

UPON WRITTEN REQUEST OF ANY SHAREHOLDER, A COPY OF THE CORPORATION'S REPORT ON FORM 10-K FOR ITS FISCAL YEAR ENDED DECEMBER 31, 2011 INCLUDING THE FINANCIAL STATEMENTS AND THE SCHEDULES THERETO, REQUIRED TO BE FILED WITH THE SEC PURSUANT TO RULE 13a-1 UNDER THE EXCHANGE ACT MAY BE OBTAINED, WITHOUT CHARGE, FROM RICHARD A. GRAFMYRE, PRESIDENT, PENNS WOODS BANCORP, INC.

By Order of the Board of Directors,

Richard A. Grafmyre
President and Chief Executive Officer

Dated: March 21, 2012

Jersey Shore State Bank Locations


LYCOMING COUNTY
CLINTON COUNTY
MONTOURSVILLE
JERSEY SHORE
WILLIAMSPORT
DUBOISTOWN
LOCK HAVEN
MONTGOMERY
MILL HALL
CENTRE COUNTY
ZION
SPRING MILLS
CENTRE HALL
STATE COLLEGE
DANVILLE
MONTOUR COUNTY

Penns Woods Bancorp, Inc.
P.O. Box 967
300 Market Street
Williamsport, PA 17703-0967